02 APR 22 AM 11:10

82-4190

SUPPL

SUPPL

02028549

April 15, 2002
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

United States of America

Dear Mr. Frank Zarb, Esq.:

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
12g3-2(b) number: ~~82-5046~~

Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

1. Announcement : Shanghai Lujiazui Financial Trade Zone development co.Ltd.
2. Announcement : Shanghai Lujiazui Financial Trade Zone development co.Ltd warning announceement regarding decling performance in 2001.

Sincerely yours,

Kang Huijun
Chairman
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

资源共享 经营分离

从一家券商的经营模式看金融业合作的方式和途径

本报记者 秦宏

时下，证券、期货、银行之间的"亲密"合作正如一股挡不住的潮流悄悄萌动。尽管法规的明文条款已对此有严格限制，但其中最积极的一方——券商却从投石问路转向了大胆尝试。虽然其举动仍然小心翼翼，不敢有越雷池的"非分之想"，然而行动上却在竭力寻找各种变通方式，绕过法律上的障碍。

银期证"楼上楼下"

北京苏州街72号，银丰大厦内，一至三楼。这里正大兴土木，因为过不了一个月，恒远证券北京营业部就要正式开业。

营业部开业不是什么新鲜事，但这家营业部的布局却匠心独具。在这三层楼面内：一楼的一部分已为恒远证券营业部的营业大厅所占据，然而，就在同一楼层内，离营业部大厅约二、三十米远处，虽然还没有动工，但已经为银行预留下来了空间。二楼则全部为恒远证券北京营业部的营业区。三楼则除了小部分营业部的办公区外，其余均大都为中国国际期货经纪公司的营业场地。

银行、期货、证券三者同时"混"在一幢大楼中，而且在设计上，又十分紧凑、巧妙地安排在一至三层的楼面内。这难道是一种不期而遇的巧合？

做成一个"金融超市"

"这样的空间布局确实是刻意安排的"。一开场，杨光宏就十分坦率地告诉记者，在恒远证券北京营业部筹建之初，便已确立了将证券、外汇、期货作为主打产品，而不仅仅只做证券经纪业务。其目的就是想三方共同开发客户，做成一个"金融超市"，将投资者所需要的投资产品集中起来，让其按自己的判断对金融产品作出选择，为投资者提供方便。

资料显示，恒远证券本身的资源优势也为这一合作模式洞开了方便之门。恒远证券的前身是苏州商品期货交易所，改制成立证券公司后，第二大股东为中国国际期货经纪有限公司，是目前国内唯一在8个中心城市拥有独立法人资格的期货经纪公司的集团化企业。

杨光宏说，在营业部筹建之初，就已经在按照这一构想物色合作对象。在期货方面，则近水楼台，选择与中期公司合作；在个人外汇交易方面正与中国银行等三家银行洽谈。在三方达成合作意向后，共同设计出这样一个经营布局。而且除了北京外，恒远证券已在深圳、武汉和郑州推广这一金融超市概念。

这种三方合作模式确有为各自提供潜在客户的可能。据该营业部调查，目前，期货市场中潜在的股市投资者大约已达到50%左右。

锁定客户 共谋利益

"虽然从投资者的角度来看，只要一进门，就能实现证券、期货、外汇三个金融产品的交易。但我们并不是在混业经营，我们只是资源共享，但经营上却完全按分业管理的规定相互独立。"杨光宏在接受采访时，再三向记者解释这一精心布局的用意。

据了解，目前三家机构采取的合作方式是，按金融业分业管理的要求，在经营上各自为政，业务流程和资金完全独立，相互之间不存在收取佣金的代理业务关系。而唯一的业务交叉点便是在资讯服务上。目前恒远证券营业部正紧锣密鼓地着手经纪人的培训工作，其重点就是要求他们必须掌握证券、外汇、期货三个市场的交易技能，以便为客户及时提供不同市场的信息。同时，三家机构之间在日常工作中也互通各自市场分析资料。

"比如做外汇和期货的投资者同样可以在恒远证券进行证券交易，能了解证券市场的最新信息。我们希望在这种潜移默化的互动式交流中，既锁定了客户，又给三方带来收益。"杨光宏自信地说道。



……就需要这么大的屏幕，将来如果再放上外汇、期市行情，营业厅里得装转椅了。（摄影 徐汇）

市场风水轮流转

巧妙的布局，独特的经营思路，使恒远证券轻而易举绕过了分业经营限制，既做到经营分离，又做到客户共享。但证券公司何苦要如此费心费力？

或许为了验证风水轮流转这句老话。红火了多年的股市，一下子变得沉寂了，年初市场的节节下挫，使不少证券营业部连佣金收入也无法支付日常管理费用，但反观周边市场，近年来却日趋红火。

据有关统计数据显示，去年上海"外汇宝"日均交易额约达3000万美元。今年以来虽有所降温，但日均交易额仍维持在2000多万美元。据业内专家推测，目前全国"外汇宝"市场的每天交易规模已达到1亿多美元的水平。从目前的交易量来看，大有赶超B股交易的势头。

而经过了长达5年治理整顿后，期货市场也露出了复苏的迹象。去年期货市场交易总额达到3万亿元，较上年增长近88%。一些业内人士表示，期货交易风险确实很大，但如果把握得准，盈利也十分可观。

目前，股市正处熊市中，投资者取出外汇存款，在证券公司和银行之间两头跑的开始增多。同时，期货市场的盈利机会增多，使证券营业部中的客户和资金也在慢慢流失。

这时，如果一家金融机构能做到多种经营，无疑既可以占尽各市场机会，同时，又可平抑单个市场的波动造成的风险。但是，现行的金融业分业管理的体系，已成为了银行、证券、保险、期货行业间跨行业经营的一条鸿沟。

模式创新丰富多彩

然而不容忽视的是，市场本身的竞争压力和投资者对多样化金融产品的需求，却使这种融合的冲动越来越强烈。从证券行业来看，随着整个行业微利特征凸现，券商不得不考虑借助外力，降低经营成本，通过多种经营，拓展业务空间。

与恒远证券的银行、期货、证券三者捆绑销售的经营创意不同的是，券商中有的正考虑与期货、保险公司结盟，从事代理业务；有的则通过挖掘银行的资源潜力，大面积拓展经纪代理业务。

天元证券上海总部的季利军告诉记者，目前经纪业务发展，仅靠节流是不足以应对目前的市场，因为经营成本是刚性的，唯一的出路就是进行业务的开拓和创新。目前，天元证券上海总部已初步决定与保险和期货公司进行合作。

但在实际操作过程中，政策法规再度成为横在面前的障碍，行变通之道在所难免。

如在从事期货业务方面，大鹏证券入主深圳鹏鑫期货公司、闽发证券入主上海正大期货经纪公司，都是采用间接手法，先成立一家投资公司，再以投资公司名义收购或控股一家期货公司。

在经纪业务领域，银证通正成为突破券商和银行之间合作障碍的又一通道。据了解，去年国通证券仅银证通业务带来的交易金额便已超过百亿元。

更多券商是在考虑长久规划，其中，金融控股集团正成为券商乃至更多金融机构在目前市场条件下实现多种经营的另一变通之道。在一些券商的发展规划中，已经表示将在二至三年内建立金融控股集团。

访谈

在动态调整中加强合作

——与华东政法学院经济法系副教授吴弘对话

本报记者 秦宏

随着金融市场发展，金融品种逐步丰富，但投资者只能在银行、保险、证券公司中多头穿梭。而面对市场需求和经营压力，金融机构则是挖空心思，寻求融合经营的变通之路。究竟是法规的滞后，还是市场本身的条件尚不具备？记者为此采访了华东政法学院经济法系副主任吴弘教授。

部门采取的一系列举措表明金融业在分业制框架下已出现融合化松动。同时在立法上，管理层也为融合经营留有空间。但目前这种松动还可再大一点。如可以制定《商业银行法》的实施细则，允许商业银行从事部分投行业务和部分保险业务，使商业银行在现有的基础上业务多样化，克服负债结构、资产结构单调，自身抵御风险能力

资料链接

美国金融业的分分合合

早期美国银行信贷、证券、保险等各种金融产品都可以经营。20世纪20年代，美国股市迎来了令人难以置信的繁荣，银行介入得很深。然而，随之而来的一场大崩溃结束了一切。1930年12月11日，实力雄厚的美国银行破产了，紧接着在短短的1个月之内，就有350多家银行倒闭。痛定思痛，美国于1933年签署了《格拉

——与华东政法学院经济法系副教授吴弘对话

本报记者 秦宏

采访了华东政法学院经济法系副主任吴弘教授。

记者：随着市场竞争加剧，目前各金融各行业之间融合的冲动越来越强烈。像“金融超市”、银证通等做法是否与现行的法规相违背？

吴弘：目前这些业务有很多是属于代理业务范畴。如果就代理业务本身而言，如果操作过程控制严格，不致于会做到风险串联，引发巨大风险。而且有相当部分业务，如银证通业务等，目前在法律上也是空白点，既没有明确规定不可以做，也没有说能做。

记者：在目前的法律框架下，国内的金融机构如何才能达到为客户提供多种金融服务的目的？

吴弘：目前国内的法规仅要求金融机构不能在境内进行融合经营，但在海外却没有此项限制。比如日本，在分业经营的法规体系下，就有很多银行绕道在海外建立子公司，然后再回来做证券业务。国内也有类似的现象，如中银集团已准备在国内组建证券公司。

其次是成立金融集团。成立金融集团后，各子公司可拥有独立的法律地位与经营资格，但集团又可在经营决策、资金运用、业务配合上作统一调度，既不违反分业经营的基本原则，又便于分业监管、形成优势互补的规模效应。

记者：目前的分业管理的法规框架是否符合当前及未来的市场发展趋势？

吴弘：从世界范围来看，金融业是选择分业还是融合的经营发展模式，要看三个基础前提：一是整个金融业是否到了互动发展的阶段；二是金融机构自身管理机制是否健全，风险控制措施是否完善，能否推行全能银行制度，以确保融合后市场协调运行；三是金融监管当局驾驭、调控市场的能力、防范和化解风险的能力以及应对市场突发事件的应变能力等。

我国现阶段的金融业状况是发展水平、监管能力及法律制度的程度都较低。金融市场各主体不成熟，商业银行尚未真正“商业化”，国有商业银行的呆坏帐问题十分严重；证券公司规模尚小，缺乏真正意义的投资银行；金融机构内部管理机制不健全、法人治理结构不完善，外部竞争无序，潜在风险较大。由此可见，我国现有的立法选择分业经营是理智的。

但金融业分业或融合，并不是一个僵化的模式。就近期而言，金融业融合经营的压力不轻。因为入世后，外国金融机构将全面进入中国市场，他们大都为金融集团，但国内的金融机构如果仍只能从事单一市场的业务，将导致境内外机构之间不平等的竞争，不仅使国内金融机构面临极大经营压力，同时也增加了监管难度。

因此，我国应在现有分业管理体制的框架下作出适当调整，为金融业的融合经营留下余地，要有条件地承认并促进适当融合，在取得经验的基础上，动态地调整分业与融合的范围、方式，为最终走向融合经营创造条件。

记者：最近几年，管理层在金融机构的融合经营方面已做出了一些试探性的动作，如允许券商进入银行间回购拆借市场；允许券商进行股票质押贷款；保险公司也可通过证券投资基金参与股票投资等等，这些措施是否能适应未来市场的发展需要？

吴弘：近年来，中央主管使商业银行在现有的基础上业务多样化，克服负债结构、资产结构单调，自身抵御风险能力低下的弊端。同时，允许商业银行开展与资本市场相关的中间业务，包括一定限度的证券经营，如企业收购兼并、信用评做、代理客户理财，利用商业银行现有储蓄微机的投入和联网，直接或间接地参与证券交易清算、结算、包销、分销证券业务等。

记者：在由分业进入融合经营时期，是市场先行还是法律先行？

吴弘：从以上这个历程中不难看出，海外金融业由分到合，其实是市场起到了极大的推动作用，正是在市场压力下，政府最终重新修改立法。

但在由分至合的过程中，各国的政策法规并不是一步到位。在美国金融业由分到合长达 66 年的漫长过程中，美国不断调整立法，以顺应市场发展的需要。尤其是到了 90 年代，美国几乎每隔一、两年就要对《格拉斯——斯蒂格尔法》进行修改，陆续允许商业银行成立金融控股公司；允许商业银行子公司可以在一定比例范围内，从事投行业务等等。

这样一个过程在我国同样不可缺少。因为只有完成了风险剥离，使银行、证券、保险、信托各自建立完善风险控制机制后，金融业才真正具备融合经营的条件。但从目前形势看，这一进程必须有所加快。

大崩溃结束了一切。1930 年 12 月 11 日，实力雄厚的美国银行破产了，紧接着在短短的 1 个月之内，就有 350 多家银行倒闭。痛定思痛，美国于 1933 年签署了《格拉斯一斯蒂格尔法》。该法案规定商业银行只能经营短期信贷，禁止涉足证券市场。这便是分业经营的滥觞。

分业经营使原来的“百货商场”变成了“专卖店”。然而，到了 20 世纪 80 年代，随着金融创新不断涌现，全球金融市场一体化进程逐步推进，美国银行业在国际金融业中所占份额明显下降。为了开辟收益来源，银行业往往采取兼并和金融创新手段向证券业渗透。最终 1999 年 7 月 1 日，美国众议院以 343:86 票，通过了《金融现代化法案》，放宽了对银行、证券和保险机构的行业限制，允许它们交叉经营，从而结束了美国近 70 年分业经营的历史。

分业经营的相关法规

——1995 年出台的《商业银行法》第 43 条规定，商业银行在境内不得从事信托投资和股票业务；不得向非银行金融机构和企业投资。

——1999 年 7 月 1 日实施的《证券法》第 6 条规定，证券业和银行业、信托业分业经营、分业管理。证券公司与银行、信托、保险业务机构分别设立。

SHANGHAI SECURITIES NEWS

焦点

JIAO DIAN

江西鑫新实业股份有限公司 4500 万股 A 股网上发行申购情况及中签率公告

江西鑫新实业股份有限公司(以下简称“发行人”)发行 4500 万股 A 股网上申购已于 2002 年 2 月 4 日结束。经发行人和主承销商根据网上申购情况确定本次发行价格为 2.68 元/股。

一、发行定价

本次发行确定的发行价格为 2.68 元/股。本次公开发行按符合规定的总申购股数计算的认购倍数为 1782.79 倍，按等于发行价格的申购股数计算的认购倍数为 1778.46 倍。

二、申购情况

经上海证券交易所交易系统主机统计，并经上海上会会计师事务所验资，本次公开发行股票网上公众投资者在申购价格区间内累积投标询价申购部分的总申购户数为 2401427 户，总申购股数为 80225735000 股，申购资金 214979677830 元。其中价格为 2.68 元的有效申购户数为 2370211 户，有效申购股数为 80030554000 股，有效申购资金为 214481884720.00 元。

根据上海证券交易所提供的网上申购数据，网上公众投资者的申购情况如下：

申购价格(元)	申购股数(股)	占网上总申购股数比例(%)
2.48	72834000	0.09078633
2.49	780000	0.00097226
2.50	16263000	0.02027155
2.51	508000	0.00063321
2.52	1165000	0.00145215
2.53	458000	0.00057089
2.54	315000	0.00039264
2.55	3902000	0.00486378
2.56	1166000	0.0014534
2.57	154000	0.00019196
2.58	17527000	0.0218471
2.59	405000	0.00050483
2.60	45269000	0.05642703
2.61	765000	0.00095356
2.62	2797000	0.00348641
2.63	8713000	0.0108606
2.64	3223000	0.00401741
2.65	8819000	0.01099273
2.66	3759000	0.00468553
2.67	6359000	0.00792638
2.68	80030554000	99.7567102

本次发行根据价格为 2.68 元/股的有效申购股数计算的中签率为 0.05622852%。

三、发行结果

根据网上申购情况，本次股票发行最终确定的发行价格为 2.68 元/股，中签率为 0.05622852%。

广发证券股份有限公司

2002 年 2 月 7 日

证券代码：600068　　证券简称：葛洲坝　　编号：临 2002-001

葛洲坝股份有限公司第二届第八次董事会议决议公告

葛洲坝股份有限公司于 2002 年 2 月 6 日上午在公司总部召开了第二届第八次董事会议，会议由张野董事长主持。应到董事 11 名，实到董事 10 名，1 名董事委托其他董事代为行使表决权，6 名监事列席会议，符合《公司法》和本公司章程的规定。经过与会董事认真讨论，会议形成了以下决议：

一、审议通过了《关于加强三峡设备管理的议案》。

三峡设备是公司资产的重要组成部分，董事会认为，必须加强对这部分资产的管理。会议在认真分析和研究三峡设备的组成和三峡设备状况的基础上，就目前公司在三峡设备管理中存在的问题，制订了以下关于加强三峡设备管理的方案：

1、关于三峡设备的管理原则。由公司总部按照公司有关设备管理办法的文件管理三峡设备，由公司所属三峡建设承包公司负责本单位设备的具体管理和使用工作。

2、关于设备的报废。对符合报废条件的设备，由三峡建设承包公司依照设备管理的规定按决策程序提请报废，并按有关财务规定进行帐目处理。

3、关于闲置设备的处理。对于已经闲置的设备以及今后将要闲置的设备，采取内部调拨、变价处理和租赁等方式来加以盘活。对于闲置设备在闲置期间所造成的实际减值，根据国家和公司的有关规定提取减值。

4、关于已调出三峡设备的管理。由公司物资装备部和财务资产部参照关于闲置设备处理的原则进行处理。

5、董事会授权经理层就单台或批量租赁、变价处理和报废等额度在 500 万元以内(含 500 万元)、单台或批量设备购置在 100 万元以内(含 100 万元)的事项进行决策。

二、审议通过了关于公司 2001 年设备报废的议案。

2001 年，公司拟报废设备 649 台，总原值约 5.14 亿元，总净值约 0.75 亿元。

其中，公司所属三峡建设承包公司待报废设备 150 台，总原值约 4.70 亿元，总净值约 0.67 亿元。该批设备自三峡工程开工以来，为三峡一期工程土石方开挖和实现大江截流发挥了重要的作用。但是该批设备经过三峡土石方工程高强度的施工后，技术状况较差，并且由于三峡工程土石方施工的高峰期已过，该批设备已闲置停用。若不及时处置，该批设备将在无法发挥效益的情况下，还要投入大量的保管维护费用，因此，公司董事会决定对三峡建设承包公司的 150 台设备进行报废。

公司所属清江建设承包公司等 8 家单位待报废设备 499 台，总原值 0.44 亿元，总净值约 0.07 亿元。经鉴定，这批设备符合报废条件，董事会同意对该批设备进行报废。

三、审议通过了关于出售部分设备的议案。

公司调出三峡工地的设备共 32 台，总原值约 11917.41 万元，总净值约 3272.57 万元，公司拟对这部分设备进行出售。

1、将 22 台设备(总原值约 5993.31，总净值约 1611.06 万元)出售给中国葛洲坝集团有限公司。由于中国葛洲坝集团有限公司为本公司的控股股东，因此该事项构成了关联交易，详情见关联交易公告。

2、将 10 条船舶(总原值约 5924.10 万元，总净值约 1661.51 万元)出售给武汉西陵物业发展有限公司，该项交易的协议尚未签署，出售价格将在协议签署时予以明确。该公司为本公司的控股子公司，本公司控股 97.16%。

四、审议通过了《葛洲坝股份有限公司总经理工作细则》。

葛洲坝股份有限公司

二〇〇二年二月六日

证券代码：600068　　证券简称：葛洲坝　　编号：临 2002-002

葛洲坝股份有限公司关联交易公告

一、关联交易概述

三峡工程是国家的重点工程，本公司作为三峡工程建设的主要施工单位，购买了三峡一期工程建设所需的施工设备。这些设备是公司资产的重要组成部分，在三峡一期工程土石方开挖和成功实现三峡大江截流中发挥了重要的作用。但是，由于三峡工程土石方施工的高峰期已过，部分土石方设备已闲置停用。为了盘活这批设备，确保公司资产继续发挥效益，公司决定将所属三峡建设承包公司的 22 台土石方设备调出三峡工地，出售给中国葛洲坝集团有限公司。

二、关联方介绍

(一)、出售方

出售方葛洲坝股份有限公司是经原电力工业部电政法[1996]907 号文批准，由中国葛洲坝集团公司独家发起，以社会募集方式设立的股份有限公司。经中国证监会证监发字[1997]186 号文和证监发字[1997]188 号文批准，公司股票于 1997 年 5 月 8 日在上海证券交易所上网发行，5 月 26 日正式挂牌上市交易。

公司注册地址：湖北省宜昌市樵湖路 8 号

法定代表人：张野。

注册资本：七亿零五百八十万元。

经营范围：承担工业、能源、交通、民用工程建设项目的施工总承包，水、火电机组安装、地基与基础工程施工、土石方工程施工、钢结构、网架工程的制作与安装、隧道工程施工；水泥、磷化工产品(不含黄磷及其相关的化学危险品)的生产销售；建筑安装设备的购销和租赁、金属结构的制作；水电站及其水利工程的投资与开发。

2000 年末，公司总资产 45.84 亿元，净资产 31.39 亿元，每股收益 0.30 元，主营业务收入 21.56 亿元，实现净利润 2.12 亿元。

(二)、购买方

购买方中国葛洲坝集团有限公司为本公司控股股东，注册资本人民币 153822.47 万元，由国家电力公司、中国华融资产管理公司、中国信达资产管理公司、中国长城资产管理公司分别出资 62.61%、18.27%、17.68%、1.44%组建。

公司注册地址：湖北省宜昌市清波路 10 号；

法定代表人：张野

注册资本：十五亿三千八百二十二万四千七百元；

主营业务：按国家核准的资质等级范围、全过程或分项承包国内外、境内国际招标的水利水电建设工程及航道、桥梁、机场、输电线路其他建筑工程的勘察设计及施工安装；上述工程所需材料、设备的出口；对外派遣本行业工程、生产的劳务人员。

2000 年末，中国葛洲坝集团公司总资产 72.95 亿元，净资产 8.02 亿元，总负债 48.85 亿元，资产负债率 66.96%，少数股东权益 16.09 亿元，实现利税 3.21 亿元，全年实现营业收入 42.82 亿元。

三、关联交易的基本情况

公司拟将三峡建设承包公司的 22 台设备(总原值约 5993.31 万元，总净值约 1611.06 万元)调出三峡工地，并将该批设备的资产帐划归公司总部，由公司出售给中国葛洲坝集团有限公司。

四、关联交易合同的主要内容和定价政策

1、合同签署地点：湖北省宜昌市

2、合同生效条件：

(1)、双方法定代表人或授权代表签署；

(2)、公司第二届第八次董事会会议审议通过。

3、合同标的：本合同标的为公司从三峡建设承包公司调出的 22 台设备，总原值约 5993.31 万元，总净值约 1611.06 万元(帐面价值)。

4、定价政策：根据设备的具体状况并考虑实际发生的修理费，出售价定为 1862 万元，分一年半付清。公司确保该款项到期能够收回，不会形成坏帐。

5、结算方式：中国葛洲坝集团有限公司以现金方式支付。

五、进行关联交易的目的以及本次关联交易对公司的影响情况

公司董事会认为，本次关联交易有利于盘活公司的闲置设备，充分发挥公司资产的使用效益。此次出售设备符合国家有关法律、法规的规定，体现了平等互利的原则，确保了公司的经济利益。

葛洲坝股份有限公司董事会

二〇〇二年二月六日

保险市场对保险公司的规模和实力是很讲究的。保险公司的竞争很大程度上是规模和服务的竞争。目前有意向保险金融控股集团方向发展的保险公司已有数家

保险金融控股集团逐渐浮出水面

本报记者 王炯

中国保险股份有限公司是一家机构遍布东南亚、欧洲、美国等地的集团公司。公司今年有意在境内外市场打开一片新天地，向金融保险控股集团的目标迈进。一个全新的保险金融控股集团将要在保险市场上露面，这意味着什么呢？

打造金融保险控股集团

中国保险股份有限公司旗下的香港上市公司中保国际总裁缪建民曾提出"基因改造"一说。他认为，目前中资保险与国际保险巨头有点像"猫与虎"的关系。虽然同属一科，但在体形和竞争力上完全不可同日而语。现在与外资竞争的最佳策略就是进行"基因改造"，让中资保险公司有老虎的基因，而不是只有老虎的外形。

目前正在进行的太平保险引进外方策略股东，采取的就是引入"外资保险基因"的方式。太平保险的大股东是中国保险股份有限公司。缪建民透露，有关策略投资者虽然尚未最后确定，但已经有了一个较小范围的名单，且有了原则性意向。在转让比例上，中保国际和中国保险将分别转让12.45%。估计最终结果将会在2月底向公众公告。

为了打造一个实力强大的金融保险控股集团，作为中国保险今年的一场重头戏，就是进一步完善控股公司的组织架构，加快中国保险股份有限公司新加坡分公司和澳门分公司的子公司化进程；同时研究制订欧洲控股有限公司、中国保险(英国)有限公司等境外机构的重组方案，等待机会适时启动。

寿险、产险、再保险、保险经纪、资产管理，中国保险股份有限公司几乎囊括了目前保险领域所有的业务范围。如果说在香港上市的中保国际就是依靠控股概念打出了一片天下的话，那么金融控股集团概念将会使中国保险的整体形象更为突出。

稳步进军资产管理领域

对保险公司来说，资产管理业务已成为一块"兵家必争之地"，而保险与资产管理的界限已日渐模糊。作为中国保险发展战略的重要一步，下属的中保集团资产管理公司已初具规模。

据悉，中保集团资产管理公司已分别与高盛、摩根士丹利、美林、富达等国际知名的投资银行、基金管理公司建立了密切的业务联系，并按照开放式基金管理模式建立了管理制度、运作程序和内部监控体系，从而填补了集团在基金管理方面的空白，并取得了较好的资金回报。

据身兼中保集团资产管理公司总裁的缪建民介绍，目前该公司的资产管理业务主要负责在集团内部的资产管理以及港澳地区集团各分支机构的基金管理。此外，资产管理公司也接受一些第三方的委托。

对于如何挺进内地的资产管理市场，中国保险目前正抓紧进行可行性研究，有关方案也设计了几个。其中包括利用香港中保集团与中国保险股份有限公司"两块牌子，一套班子"的优势，中保集团资产管理公司以外资的身份，直接开展业务；包括中保股份控股框架完成后，申请设立资产管理公司；也包括香港中保集团资产管理公司通过合约形式，为太平人寿、太平保险人民币业务提供技术服务的方案。

香港股市上的保险"旗舰"

在中国保险属下，有着一家在香港上市名为中保国际的上市公司。这家于2000年中上市的公司在历经1年多的发展后，如今已由当初的一只小型股上升为中型股。从刚上市时的10多亿港元市值，到2001年底的近60亿港元，不仅使上市公司的股东普遍获益，也使国有资产大幅增值。去年香港股市表现不如人意。而中保国际的出色表现却令人关注。除了扎实的基本面外，独特的中资保险控股概念是中保国际"弱市显英雄"的一个重要原因。因为，早在上市之时，中保国际就定下了投资控股型企业的发展方向。如今，随着太平人寿和太平保险的先后复业，控股型企业的特色日显优势。

有着境内外联动独特优势的中国保险股份有限公司的金融保险控股集团架构正日渐清晰，其内在深意显然是为了进一步提升提高集团竞争力，优化业务和资产结构，壮大集团的整体实力。

保险市场对公司规模和实力是很讲究的。保险公司的竞争很大程度上是资产规模和产品服务的竞争。目前有意向保险金融控股集团方向发展的保险公司已有数家，其中的领先者将有望在未来的竞争中占据一定的优势。

快人快语

两条信息耐人寻味

梅森

两条来自保险业的信息耐人寻味。一是保险业去年成绩喜人，全年保费收入超过2000亿元，是近年来增长速度最快，经济效益最好的一年。二是为了整顿保险市场，保监会去年依法取缔了10家非法或变相设立的分支机构；清理了1000多个严重违法违规经营或不具备资格的兼业代理机构。

这两条信息之间是有很大关系的。一方面反映了保险市场的兴旺发达，发展迅速，另一方面，也说明在市场快速发展的同时，市场秩序的规范治理也是一个需要同步跟上的重要工作。

去年保险市场的快

保费收入突破2千亿，保险新产品成为新增长点

我国保险业增长势头"旺"

本报记者 朱兆荃

去年，对保险业来说是一个丰收年，在市场秩序逐渐规范的同时，保险市场规模迅速扩大。保险业成绩喜人，增长速度为近年之最，经济效益也最好。

全国保费收入突破2千亿

据统计，到2001年底，全国已有保险公司52家，全年保费收入达到2109.36亿元，同比增加513.67亿元，同比增长32.19%。统计显示，2001年全国人身险业务保费收入1423.97亿元，同比增加426.5亿元，增幅为42.76%；财产险业务保费收入685.39亿元，同比增加87.17亿元，增幅为14.57%。去年，国内各保险公司共支付赔款及给付598.25亿元，同比增加70.89亿元。为稳定人民生活和发展经济发挥了重要作用。去年底，全国保险业共上缴营业税57.7亿元，实现利润50.6亿元。

保险新产品成为新增长点

据介绍，去年保险业增长快，新品种的开发是主要原因之一。面对我国加入世贸组织，保险业加快对外开放，保险市场竞争日趋激烈，加速了传统保险产品额更新换代和创新。在寿险市场，去年各寿险公司纷纷瞄准新型险种的巨大市场潜力，推出的投资连结产品、分红产品、万能寿险等引领市场。在个人投资类保险产品热销的基础上，又推出了团体投资类产品，使寿险投资、分红类产品更上一层楼，比重进一步扩大。在产险市场，新险种也成为亮点。

各公司在责任保险、保证保险等领域都进行了积极地拓展，尤其责任险种开发力度较大，推出了医师、律师、注册会计师等执业责任保险和旅行社责任保险等险种。此外，华泰保险、天安保险等推出的新型家财险也打破产险传统产品模式，赢得市场的青睐。

申城保险业进入快速发展期

从区域来看，作为中国保险业对外开放最早试点城市的上海，发展势头更为强劲。中国保监会上海保监办周延礼主任日前与新闻媒体座谈时表示，去年上海保险业增长特别快，上海保险业已处于一个快速发展期。

据介绍，上海保险业保费收入持续增长，业务规模不断扩大，大约每天有15亿元保费收入增加。2001年全市实现保费收入180.25亿元，同比增加53.26亿元，同比增长41.95%，与全国同期保费增幅相比，高出近10个百分点。其中寿险保费收入为140.3亿元，产险保费收入为39.95亿元。产寿险之间的比例为23:77。去年，上海人均保费达到了1355.26元，较上年净增386元，增幅达40%，预计是全国人均保费的8至9倍。

加快查处违法违规经营

去年，保监会依法取缔了10家非法或变相分支机构，清理了1000多个违法违规经营或不具备资格的兼业代理机构，对100多个分支机构进行了批评。针对市场中存在的问题，保监会还修改完善了相关法规。经过扎实有效的整顿规范工作，保险市场秩序有了明显好转，保险企业依法经营的意识明显增强，促进了保险市场的健康发展。

保险公司探营

全力打造国际保险品牌

——访金盛人寿保险有限公司总裁张志明

本报记者 王炯



金盛人寿保险公司总裁张志明先生来上海不到一年，公司的各项业务已初显成效，对此他很满意

中国保险市场的发展速度令人欣喜，而其发展潜力

时，市场秩序的规范治理也是一个需要同步跟上的重要工作。

去年保险市场的快速发展不仅使经营主体得到了迅速增加，而且也给市场格局带来了较大变化；在国有保险公司业务规模持续扩大的基础上，股份制公司的市场份额得到了较大幅度上升。保险产品的结构也有所调整；新产品以及新单保费收入已成为寿险业务新的增长点，推动了寿险产品转型。

在保险业呈现出良好发展态势的同时，管理层紧紧围绕防范与化解风险这个核心，以整顿市场秩序为突破口，强化监管，使保险市场的无序竞争得到了有效遏止。目前全国保险市场秩序整顿和规范工作已取得了初步成效，保险市场上存在的突出问题也已基本摸清。要保持保险业的健康发展势头，仍然需要健全法制，提高保险企业的整体水平。

亿元，同比增加 87.17 亿元，增幅为 14.57%。去年，国内各 潜力，推出的投资连结产品、分红产品、万能寿险等引领市场。

申城保险业进入快速发展期

从区域来看，作为中国保 140.3 亿元，产险保费收入为 39.95 亿元。产寿险之间的比 的意识明显增强，促进了保险市场的健康发展。

华泰保险在服务质量上做文章

出险机动车网上定损受欢迎

本报讯（记者 朱兆荃）华泰保险上海分公司自去年以来，在上海保险业界率先推出机动车辆出险网上定损、快速赔付的新模式。在时空上极大方便了客户，提高了服务效率与质量，赢得了客户的好评。

上海城区范围大，机动车辆出险地点分散，按一般常规理赔程序，凡车辆出险后，即电话向保险公司报案。公司接报案后，调度专业查勘定损员赴事故现场拍照定损。如遇到事故多发天气或交通堵塞或路途较远，常常因查勘定损员无法及时赶到现场使客户焦急等待而无法及时修理车辆。为解决这一难题，华泰保险上海分公司自去年以来，建设并开通了网上定损服务平台，在上海市范围内的 30 个汽车修理厂设立了网上定损点。如客户投保车辆发生了中小型事故，在电话报案的同时，就可被告知将事故车辆开至最近的汽修厂进行网上定损。汽修厂对事故车辆进行数码拍照，初步估价后，再通过电脑传输至保险公司进行即时网上定损。保险公司核定事故车辆身份及损失情况后，即将定损理赔价格向修理厂进行网上确认，客户车辆即可马上被安排修理。网上定损全过程一般仅需 15 分钟左右，而且修理费的结付均可委托修理厂代为向保险公司进行结付，客户无须本人去保险公司往返奔波，方便了客户。

抓人才、抓服务、抓产品创新

平安保险靠经营手段领先

去年平安保险各项经营指标全面超越年初目标，全年保费收入 468.02 亿，同比增长率达 71%；其中寿险保费收入一举突破 400 亿大关，达到 401.22 亿，与上年相比增长 78%；产险保费收入 66.8 亿元，增长幅度为 38%。在上海、北京、大连等重点城市，平安牢牢占据了当地市场龙头的地位，领先优势继续扩大。

取得这样的业绩，与公司的经营理念有关。去年平安保险的国际化人才战略正式拉开。公司提出，人才国际化并不仅仅指引进海外的优秀人才，更主要的是本土人才的国际化，通过海外人才的传带和各种各样的培训，使他们逐步建立国际化的视野及专业技能和职业素养，从而带动整个公司、整个行业迈向国际化。

竞争在人才，也在服务。去年，平安全国客服专线 95511 在全国 30 个省市的全面开通，全国首家集中式短号码服务网络正式运行。至此，平安形成了以电话中心、网络中心、门店中心，业务队伍等四个点为支撑的服务网络，通过统一的技术平台，整合成完整的 3A 服务体系，使客户 Anytime（无论何时）、Anywhere(无论何地)、Anyway(以何种方式)，都能享受到平安的优质服务。

除此以外，平安保险还保持了产品创新的优势：首家推出团体退休金投资连结保险，填补了国内团体保险市场的空白。在业务方面，去年 7 月，平安再次刷新国内寿险个人最高保额的纪录，保额高达 3000 万元，年交保费 240 多万；12 月，平安顺利承保岭澳核电站物质损失险及核第三者责任险，保险金额超过 14 亿美元。（盛瑞生）

金盛人寿保险公司总裁张志明先生来上海不到一年，公司的各项业务已初显成效，对此他很满意

中国保险市场的发展速度令人欣喜，而其发展潜力更加不容忽视，近年来上海保险市场的飞速发展就是最好的见证。尽管来上海才一年，但当谈起上海的保险业，金盛人寿保险有限公司总裁张志明仍是如数家珍。

他认为，随着中国加入世贸组织，保险市场将不断开放，而中国国民经济的稳步提高与产业结构的调整，市民购买保险的意识与需求必将持续增强。

张志明认为，中国保险监督管理委员会于去年颁布了《中华人民共和国外资保险公司管理条例》，对外资保险公司在中国保险市场的设立与登记、业务范围、监督管理、终止与清算、法律责任等方面作了新的规定。此举给中国保险业注入了新的活力，并将进一步推动中国保险市场的开放和发展，给外资保险公司带来了更多的成长空间。

在过去的一年里，金盛的业务可谓是硕果累累。公司全年的保费收入较上年翻了一番。此外，在投资收益及产品开发上也取得了相当成就。去年，公司共推出了两款新型分红产品，基本完成对分红产品的市场细分。令人振奋的是，2001 年 9 月，中国保险监督管理委员会批准金盛人寿保险有限公司在已开放城市中筹建一家分公司。据了解，金盛人寿保险公司 2001 年投资收益率在外资保险公司中处于领先的位置。

去年年末，国际知名调研机构盖洛普咨询有限公司对于中国市场的各保险品牌进行研究。结果显示，金盛人寿保险有限公司以良好的品牌形象、高素质的代理人和高质量的客户服务受到本地市民的信赖。

张志明先生，这位在安盛集团服务十多年、辗转亚洲各保险市场的 CEO 对于未来金盛的发展显然已经成竹于胸。他表示，金盛人寿保险有限公司将凭借安盛保险集团国际品牌的成功经验和行业优势，以符合国际标准的经营管理模式，建立强有力的商业平台，满足国际化市场竞争的需求；以市场为导向，丰富公司保险品种，以满足不断变化的市场需求；以先进技术与管理手段完善客户服务系统，为本地市民提供准确、高效、优质的全方位服务。

为保证发展潜力，公司将加强人才培育计划，利用安盛保险集团全球资源的优势，积极引进世界先进的培训课程，以国际化的标准建设公司营销队伍。

保险是一项需要长期培育发展的服务行业，张志明在谈及管理理念反复强调"人"的作用。"承诺发展，贡献中国"是金盛不变的思想，公司将尽力以优质服务满足客户的需求，为每一位金盛的员工及代理人创造事业发展的机会，进而为中国寿险业的发展贡献力量。

SHANGHAI SECURITIES NEWS


保险
BAO XIAN

■ 保博士信箱

30 岁的男性小职员买什么险好

我今年 30 岁，已成家，前年结束了自由自在的两人世界，添了一个小男孩，喜滋滋地已为人父。我的工作还算可以，目前在一家公司里做朝九晚五的小职员。由于工作和家庭的压力较大，时常感到很疲惫。为此，我想为自己买一份保险，使自己和家人能够得到保障。我不知道，像我这样的小职员买什么样的保险较为合适？

沈永民

在竞争激烈的现代社会中，一个男 30 多岁已经成家立业的男人，不但要在工作中承受繁忙的压力，而且还要做一个三口之家的经济支柱，肩负越来越沉的经济重担。劳苦的工作加上家庭经济的压力，会给自己的身心造成不良影响，增加发病机率。为了防患于未然，不妨给自己买一份专为男性设计的保险——平安常青树终生男性重大疾病保险。

针对男性的特点，这款险种保险责任包括了 25 种重大疾病，是目前市场上的男性保险产品中可保疾病种类最多的保险产品。对 30 多岁的男性来说，有实际意义。这款险种还具有分红功能，对购买此险的男士在家庭经济上的安全性和保值增值性有一定的保障。

另外，这款险种更主要的意义是，在出险的时候能提供充足的重大疾病保险金，以减轻家庭可能出现的经济危机。万一在家庭支柱倒下的时候，能够给家人必要的经济支撑，同时也能用以支付治病所需的高额医疗费用。

这款险种大致内容是这样的，30 岁男性，选择购买 5 份平安常青树终生男性重大疾病保险，年交保费 1515 元，三十年交费期。其享受的利益是：一类重大疾病保险金，获赔：40000 元；二类重大疾病保险金，获赔：10000 元；身故保险金，获赔：50000 元（已领取的重大疾病保险金的扣除领取金额后给付）；保单红利：根据公司经营情况而定。

该计划，既有保障功能，又有投资功能，是 30 岁左右的男士不错的选择。如有意愿，不妨找业务员谈谈。

保博士

·访谈·

进入 2002 年,美国经济尚未复苏,日本经济难脱困境;欧洲经济增长缓慢。在新的世界经济格局中,中国又将扮演什么角色?

中国经济的产业定位

本报记者 黄文莉


下一个世界经济的
火车头会是谁呢?
漫画 忻秉勇 作

以"脆弱年代的领导作用:对共同未来的展望"为主题的第 32 届世界经济论坛年会在纽约刚刚闭幕,来自 100 多个国家和地区的 3000 名代表对当前世界经济面临的挑战和问题进行了探讨。2002 年世界经济将发生哪些变化?中国又将扮演什么角色?带着这些问题,记者采访了上海复旦大学世界经济研究所所长华民教授。

记者:进入 2002 年,世界经济增长面临了近 20 年来最严峻的挑战。美国经济尚未复苏,日本经济难脱困境,欧洲经济增长缓慢。整个世界经济格局会发生哪些变化?

华民:事实上,当前的世界经济基本上处于没有火车头带动的时期。我们知道,进入工业化时代以来,世界经济增长就是中心与外围、火车头与车厢的关系。世界经济增长是不平衡的,有发达国家和落后国家,只有靠中心发达国家火车头的先锋作用,才能带动车厢前行。如果都是车厢,经济就无法跑动。

第二次世界大战以后,世界经济是一种三足鼎立的格局,由美国、日本和德国这三个火车头带动美洲、亚洲、欧洲、乃至全球经济的增长,这是西方市场经济体系的黄金时代。到 1988 年,亚洲火车头——日本第一个熄火了。熄火原因是日本经济经过了高速成长期后,达到了增长的极限,这时经济就会出现增长率下降,泡沫问题就暴露出来了。

我个人认为,一个高速增长的市场出现泡沫是正常的,市场也需要泡沫,关键是对待泡沫的方法。不管是出于主观上的刻意追求,还是客观上的被迫无奈,日本采取的方法是捅破泡沫。事实证明泡沫一旦被捅破,反而会引起市场信心的崩溃。而信心的调整需要很长时间。因此,在未来 20 年中,我认为日本经济不会有太大的起色。

两个事件消耗了第二个火车头——德国大量的经济力量。一是 1991 年柏林墙推倒以后的东西德合并。德国不仅消耗了大量财力,为了调整全国经济,它提高了本国的利率,从而使英国愤然退出欧洲货币体系。二是 1999 年欧元正式启动以后,马克成了欧元的主要储备货币,造成德国为了维持大欧元区的稳定,无法按国内的情况来使用货币政策。本来用以调整国内经济的政策,变成了调整区域经济稳定的政策,它的效用就没法正常发挥了。

最后一个熄火的火车头是美国。它的级别和能量是三个火车头中最大的。90 年代初,社会进入了一个激动人心的高频创新阶段,个人电脑、微芯片、网络、INTNET、电子商务等一系列闻所未闻、见所未见的技术层出不穷,推动了美国经济进入高速增长期。进入 2000 后,当新经济从高频创新进入成本竞争阶段后,美国的优势开始减弱。由于没有一种新的替代的经济增长动力,企业投资和生产下滑,美国经济很快陷入了衰退。

华民:中国、俄罗斯和印度之所以受世界经济影响较小,主要因为它们都是大国;有庞大的内需市场。它们本来就不是靠世界经济的 3 个火车头来拉动的,也不可能长期成为其中的一节车厢。在这其中,数中国目前基础条件最好。

没有一个国家能像中国这样,提供那么大一个市场。从长远看,中国一定会成为世界经济的一个火车头。问题是成为一个什么级别的火车头,是相对独立的、东南亚地区性的、还是世界性的。我认为,这是一个发展的阶段过程。

加入 WTO 和 APEC 会议的成功召开,都给中国创造了很好的契机,给中国是否有机会成为世界级火车头、为地区和世界经济做出贡献提供了机会。事实上,中国在未来的世界经济格局中有这样的机会。

记者:按照传统理论,中国是劳动密集型产业,劳动力最多的产品该多生产,去出口。但在现实的经济生活中不一样,我们发现,很多市场需求已经饱和。中国应选择什么样的产业去参与国际市场的竞争呢?

华民:这是一个关于世界经济产业格局的问题。从总体上讲,美国还是一个主要从事创新、核心技术产品的大国。欧洲以德国为中心,以资本品为

中国的机会在于许多产品成本很低,没有加入 WTO 前,许多市场进不去,没有通行证。现在有了通行证,仍要吸取日本经济发展的教训,那就是——不要一味追求顺差。想赚欧洲人、美国人、亚洲人的钱,只出口不进口;就没有发展空间。要避免小国心态,在获取市场空间的时候,要去发展国际分工,加强国际联系,形成一个双赢的国际合作关系。

此外,在产业分工上,还要考虑价格环境的变化。加入了 WTO 后,原来有关税,许多东西是我能做,人家不能做的,关税一取消,人家进来了,就要考虑相对价格发生的变化。还有出口,原来人家要征收我的关税,现在出去也没有关税了,以前很多不能做的事就可能可以做了。能做不能做,都会因为一个关税的调整,使得经营环境、贸易条件、商品比价发生变化,因此要根据价格市场给出的信号去调整产业。

记者:这是否意味着我们应根据市场给出的信息,让企业家去选择呢?

华民:对。企业家们的选择依据就是两条:一是国际市场分工。别人有的传统优势的产品(如瑞士手表),有很强的进入壁垒,可以暂时不要去竞争。摆正中国的角色定位。

口越多,价格越低,价格越低,收入越少;然后供给越多,再压价的恶性循环。结果是,出口越多反而恶化贸易条件,造成贫困。因此,从一般意义上讲,中国劳动力最多,机会在劳动力密集的产业。但在选择怎样的产业参与国际竞争时,就不仅要考虑供给,还要考虑需求。

记者:那么在今后的世界经济产业格局中,中国的产业定位是什么?

华民:目前,美国的新经济在进行结构性调整。但 IT 产业的需求还在扩张,毕竟它的周期还没走完。因此,IT 产业的发展趋势,就是往成本低的地方走。以手机为例,最大的市场在中国,最低的制造成本也在中国,所以这个产品在中国的发展机会就会比较大。有这样一个假说,IT 产业将来的国际分工可能是,研究基地在美国,制造基地在中国,开发基地原来在日本(就像当初家电业的发展历程),但现在日本走下坡路了,就给中国机会了。我们的东部沿海发达地区,能不能把开发这一块从日本人手里接过来。然后发展制造业,向周边地区辐射延伸呢?

这样,中国就能形成自己的产业梯度。上海、北京、天津、深圳等地,形成产业开发地带。通过引进跨国公司,拷贝开发新的技术。江苏、浙江、广东等周边地带形成制造基地。树立起"中国制造"的国际品牌。

日本的制造业旋风起于家电、汽车、照相机等消费品行业,打败了美国。目前这三个消费浪潮已经进入增量减速期。因此,未来的中国应该去装备全球的电脑,去生产 IT 产品、光盘等新一代消费品。技术在美国,市场在全球。上海在这方面更应该成为中国的领头羊,成为亚洲地区重振 IT 开发产业,从美国接过 IT 技术的一个中心。做不了最终产品没关系,可以做中间品;做不到唯一(only one)没关系,可以做成第一(number one)。


WORLD
ECONOMIC
FORUM
Annual Meeting 2002
以"脆弱年代的领导作用:对共同未来的展望"为主题的第 32 届世界经济论坛年会日前在纽约落下帷幕。

华民小传

华民,教授,博士生导师。现任复旦大学世界经济研究所所长,中国世界经济学会副会长,上海市人民政府决策咨询专家,上海市"十五"规划专家委员会顾问等。长期从事世界经济与国际经济的教学

·声音·

世界经济的四个支点

祺文

2001 年诺贝尔经济学奖获得者、现任美国哥伦比亚大学教授的斯蒂格里茨;

改革和减少坏账,很可能会使坏账数量再度增加和导致更多银行破产。一般情况

面被束住了手脚。

中国:经济前景看好

人民政府决策咨询专家，上海市"十五"规划专家委员会顾问等。长期从事世界经济与国际经济的教学与研究工作。1996年起享受国务院特殊津贴。

曾发表学术论文300多篇，出版专著8部，编写教材4部。主要成果是：《转型经济中的政府》、《不均衡的经济与国家》、《混合经济中的国家与市场》等。

的经济增长动力，企业投资和生产下滑，美国经济很快陷入了衰退。

记者：目前世界上经济增长速度超过5%的国家有3个，中国、俄罗斯和印度，您认为它们是否有可能成为下一轮经济发展的火车头？

创新、核心技术产品的大国。欧洲以德国为中心，以资本品为主，像机床设备、装备（包括城市基础设备），还有耐用消费品，他们有这个基础，有品牌、技术上优势。而亚洲应该相互分工配合，参与消费品的加工配套市场。

入壁垒，可以暂时不要去竞争。摆正中国的角色定位。

第二条是关键，就是要研究中国的供给和世界需求之间的关系。正因为中国是大国，如果大量出口某个商品，必然会导致出口价格下降，国际市场上这个商品供过于求，形成出

·观点·

泡沫、信心与经济增长

复旦大学世界经济研究所所长 华民

在一个以股权融资为主的市场经济国家里，投资者与消费者的信心与股票市场的泡沫有着密切的关系。一般而言，一个没有泡沫的股票市场其投资机会是不多的，当然，在股票市场的泡沫不可持续时，投资也将是不可持续的。历史的经验表明，股票市场不可以没有泡沫，否则经济增长就将难以实现，但是泡沫必须是可持续的，否则经济就将难以持续增长。

现在，就让我们首先来讨论股市为什么需要泡沫这个问题。托宾q对于股票市场为什么需要泡沫作了最有力的解释。简单地讲，托宾q=股票价格/重置成本。只有当托宾q大于1时，也就是股价上扬，而重置成本保持不变或变化较小时，股价才具有刺激投资的作用。但是，在经理的投资行为还没有实际发生时，也就是公司的基本面并未发生真正的变化时，股价的上扬在带来投资机会的同时也带来了泡沫。因此，可以这样说，泡沫是对投资的一种激励。假如公司经理能够对股价的上扬做出积极的响应，通过有效的投资而导致公司业绩上升时，那么由最初的股价上扬所产生的泡沫就会被公司经理有效的投资所填实，从而泡沫就会趋于消失，或者，换句话说，泡沫就是可持续的。

那么在什么情况下股市具有投资激励的泡沫会演变成为不可持续的泡沫呢？当股价持续上扬，但公司的经理阶层不愿进行投资，或者公司经理阶层的投资行为失败时，那么股市的泡沫就将成为不可持续的，因为这时不会有公司业绩的增长来支持公司股价的上扬。脱离基本面的股价上扬必定会形成不可持续的泡沫而使股票市场陷入危机。

最近10年中，美国纳斯达克股票市场的表现再清楚不过地说明了这一点。当美国证券研究机构的经济学家通过调查研究而发现IT产业是未来最具发展潜力的产业，从而也是最具投资价值的产业时，美国的机构投资者便开始推高IT产业公司的股价。这时只要公司对经理的激励有效，大规模的投资行为就会如火如荼般地展开。其结果是，在过去的10年多时间里，全世界大致有超过2万亿以上的美元资产从世界各地流向美国的纳斯达克股票交易市场，造就了美国庞大的新经济部门，并且导致了美国经济10年以上的高速增长。由此可见，股票市场的泡沫、投资者的信心和经济增长之间存在着极为密切的内在联系。这也正是世界各国的政府与金融当局为什么会对股票市场如此重视与倍加爱护的原因所在。

进一步的问题是：股票市场的泡沫为什么会变为不可持续的？仍以美国纳斯达克股票市场为例，进入2000年以后，美国纳斯达克股票市场出现持续走低，甚至连续暴跌的现象，根本的原因在于基本面恶化，进而导致泡沫不可持续。

面对不可持续的股市泡沫，我们应当用什么样的方法来处理它才是理智的？从历史的经验来看，泡沫是不可以捅破的，因为这会引起市场预期的根本性逆转，进而引起信心崩溃和经济衰退。历史经验已经反复证明了这一点。1929年大危机发生前，美国的股票市场出现了不可持续的泡沫，由于货币当局没有采取增加货币供应量的政策措施，解决投资者所遭受的现金流冲击，致使泡沫破灭，最终酿成了历史上规模最大的经济危机。20世纪80年代中期以后，日本经济出现了增长率的下降，基本面的持续恶化造成了股票市场的泡沫剧增，但是，日本政府并没有采取有效的改善经济基本面的政策措施，而是在1988年采取了让泡沫自行破灭的做法，结果日本经济从此以后一直处于低迷状态。

中国今天正面临着前所未有的发展机遇。为了让这一机遇变成现实，我们就应当容忍一定程度的泡沫，保持人们的投资与消费信心。当泡沫变得不可持续时，我们决不能重犯许多发达和新兴市场经济国家已经犯过的错误，轻易地将泡沫不负责任地予以捅破。我们所需要的是控制泡沫的膨胀，并对其进行和风细雨般的治理。

2001年诺贝尔经济学奖获得者、现任美国哥伦比亚大学教授的斯蒂格里茨，近日就美、日、欧盟及中国的经济发展前景阐述了精辟的观点。

美国：复苏不乐观

美国这次经济衰退也许最终会变成20年来最为严重的一次衰退。衰退的时间可能会持续一年或更长，美国经济也许要等一两年才能真正恢复较快增长。

美国经济长期以来形成的结构性问题将会加重这次衰退的程度。90年代后半期的繁荣导致严重过剩。要消化这部分过剩能力及库存需要较长时间。随着美国股市大跌，人们发现在股市上的损失要比在工作收入上大得多，再加上经济衰退和就业前景黯淡，导致消费者更加谨慎和减少开支。此外，在经济大繁荣期间出现的储蓄率过低也会导致消费者在经济衰退时节衣缩食。同时，美国政府的政策刺激计划对经济的积极作用被夸大了。美联储降低短期利率所产生的积极影响很可能会被政府不当的财政刺激而抵消。

日本：调整结构艰难

日本经济目前正处于非常困难的阶段。日本经济的问题主要在于结构性问题，在经济衰退的情况下解决结构性问题是非常困难的。如果日本要对银行进行改革和减少坏账，很可能会使坏账数量再度增加和导致更多银行破产。一般情况下，银行结构改革往往会导致经济下滑。因为银行进行结构改革就必须减少放贷数量，从而导致工商企业借贷困难和经济走下坡路。1989年美国银行进行结构性改革，就是导致美国经济在1990至1991年陷入衰退的主因之一。所以，日本银行改革及经济发展的前景并不令人乐观。

欧洲：需要防止通胀

欧洲中央银行现在唯一的重点是防止通货膨胀，对经济衰退及失业恶化等问题似乎并不关注。欧洲中央银行具有很大的独立性，不会因经济陷入衰退而像美联储这样持续大幅度放松银根。此外，欧盟国家政府还要按照有关协议规定，控制本国财政赤字的规模。这就意味着欧盟政府在经济衰退的情况下并没有太多的政策选择余地，特别是在财政刺激方面被束住了手脚。

中国：经济前景看好

这次世界经济衰退虽会对中国产生不利影响，但中国经济仍会保持较高的增长速度。在1997年的亚洲金融危机中，中国严格按照经济规律办事，实施扩张性的财政与货币政策来刺激经济发展。中国很明智和巧妙地利用财政刺激，即政府在一些需要长期投资的基础设施领域扩大资本投资。这样做既在短期内刺激了国内需求，又为国民经济的长期发展打下良好基础，事实上，在这次世界经济衰退中，中国政府正在采取措施利用其庞大的国内市场。扩大国内需求正在成为中国经济自身增长的发动机。与此同时，中国经济正在进行深刻的结构性改革，其中包括国有企业实施民营化战略、出售国有住房、西部开发战略等多项重大举措。所有这些都将有助于中国更稳妥地应对世界经济衰退的不利影响。


SHANGHAI SECURITIES NEWS
时评
SHI PING

深圳证券交易所二〇〇二年一月份股票基金交易一览表

指数

股份指数	1—1月份 开盘	收盘	涨跌	涨跌(%)	最高	最低	2002年1月份 开盘	收盘	涨跌	涨跌(%)	最高	最低
综合指数	475.14	419.94	-56.00	-11.77	475.14	366.84	475.14	419.94	-56.00	-11.77	475.14	366.84
A股指数	498.51	442.31	-57.08	-11.43	498.51	386.44	498.51	442.31	-57.08	-11.43	498.51	386.44
B股指数	265.74	209.96	-55.71	-20.97	265.91	182.43	265.74	209.96	-55.71	-20.97	265.91	182.43
成份指数	3319.21	2982.70	-342.96	-10.31	3319.25	2661.91	3319.21	2982.70	-342.96	-10.31	3319.25	2661.91
成份A指	3610.27	3268.31	-349.14	-9.65	3610.27	2894.98	3610.27	3268.31	-349.14	-9.65	3610.27	2894.98
成份B指	1572.18	1342.01	-232.58	-14.77	1579.86	1192.58	1572.18	1342.01	-232.58	-14.77	1579.86	1192.58
基金指数	1112.72	1029.15	-110.60	-9.70	1112.72	961.64	1112.72	1029.15	-110.60	-9.70	1112.72	961.64
农林牧渔指数	449.84	391.74	-60.75	-13.43	451.60	342.52	449.84	391.74	-60.75	-13.43	451.60	342.52
采掘业指数	469.42	439.84	-30.57	-6.50	469.42	380.61	469.42	439.84	-30.57	-6.50	469.42	380.61
制造业指数	475.58	418.43	-57.68	-12.11	475.58	364.37	475.58	418.43	-57.68	-12.11	475.58	364.37
水电煤气指数	529.61	480.60	-50.69	-9.54	529.61	429.28	529.61	480.60	-50.69	-9.54	529.61	429.28
建筑业指数	445.60	380.77	-64.67	-14.52	446.25	328.89	445.60	380.77	-64.67	-14.52	446.25	328.89
运输仓储指数	508.97	452.28	-56.70	-11.14	509.19	394.57	508.97	452.28	-56.70	-11.14	509.19	394.57
信息技术指数	440.47	409.19	-31.57	-7.16	441.09	353.84	440.47	409.19	-31.57	-7.16	441.09	353.84
批发零售指数	466.11	402.89	-66.11	-14.10	466.79	348.53	466.11	402.89	-66.11	-14.10	466.79	348.53
金融保险指数	517.49	430.73	-86.08	-16.66	517.66	375.78	517.89	430.73	-86.08	-16.66	517.66	375.78
房地产业指数	448.97	392.81	-60.67	-13.38	450.28	328.69	448.97	392.81	-60.67	-13.38	450.28	328.69
社会服务指数	469.43	418.60	-50.85	-10.83	469.56	361.88	469.43	418.60	-50.85	-10.83	469.56	361.88
传播文化指数	460.74	405.43	-56.59	-12.25	463.02	350.02	460.74	405.43	-56.59	-12.25	463.02	350.02
综合类指数	468.22	406.63	-62.29	-13.28	468.60	358.50	468.22	406.63	-62.29	-13.28	468.60	358.50
食品饮料指数	516.34	460.21	-56.87	-11.00	516.34	413.65	516.34	460.21	-56.87	-11.00	516.34	413.65
纺织服装指数	480.05	411.67	-68.72	-14.31	480.48	351.31	480.05	411.67	-68.72	-14.31	480.48	351.31
木材家具指数	417.87	372.15	-38.84	-9.45	417.87	315.13	417.87	372.15	-38.84	-9.45	417.87	315.13
造纸印刷指数	486.70	442.25	-45.83	-9.39	486.70	381.84	486.70	442.25	-45.83	-9.39	486.70	381.84
石化塑胶指数	471.35	404.60	-67.07	-14.22	471.35	342.11	471.35	404.60	-67.07	-14.22	471.35	342.11
电子指数	462.50	399.83	-62.99	-13.61	462.95	347.71	462.50	399.83	-62.99	-13.61	462.93	347.71
金属非金属	479.89	434.70	-46.04	-9.58	479.89	384.64	479.89	434.70	-46.04	-9.58	479.89	384.64
机械设备指数	484.52	424.20	-60.78	-12.53	484.52	370.54	484.52	424.20	-60.78	-12.53	484.52	370.54
医药生物指数	415.50	372.30	-43.21	-10.41	415.50	320.62	415.50	372.30	-43.27	-10.41	415.50	320.62

A股

股票代码	股票简称	发行股数(万股)	流通股数(万股)	2002年1月份 前收盘	开盘价	最高价	最低价	收盘	涨跌(%)	月平均	成交股数(万股)	成交金额(万元)	换手率(%)	2001年度 最高价	最低价	收盘价
000001	深发展A	194,582.21	140,936.20	12.25	12.28	12.30	9.45	10.53	-14.04	10.73	7,334.56	77,696.08	5.20	17.11	11.90	12.25
000002	深万科A	63,097.19	39,871.19	13.35	13.01	13.20	10.88	12.38	-7.27	11.94	4,757.83	56,429.23	11.93	15.99	12.12	13.35
000004	北大高科	8,397.68	4,166.00	22.03	22.30	22.65	17.80	20.88	-5.22	19.90	371.78	7,391.75	8.92	33.50	17.00	22.03
000005	世纪星源	65,167.97	34,388.13	5.17	5.17	5.20	3.12	4.15	-19.73	4.22	4,106.12	16,238.99	11.94	9.00	4.78	5.17
000006	深振业A	25,359.17	15,780.71	11.15	11.06	11.10	8.52	10.04	-9.96	9.69	1,564.47	15,098.88	9.91	15.40	10.01	11.15
000008	亿安科技	7,365.32	3,528.00	11.96	11.90	15.92	8.52	9.99	-16.47	9.87	854.45	8,318.82	24.22	50.99	11.95	11.96
000009	深宝安A	95,881.00	57,923.40	4.89	4.91	4.91	3.41	4.20	-14.11	4.17	3,654.86	14,765.94	6.31	8.80	4.36	4.89
000010	深华新	14,701.74	6,779.38	10.15	10.00	10.23	6.19	8.05	-20.69	8.20	984.82	7,600.58	14.53	17.50	8.49	10.15
000012	南玻科控	67,695.34	10,716.78	12.18	12.03	12.05	9.48	10.31	-15.35	10.55	954.28	9,823.17	8.90	25.70	11.00	12.18
000013	深石化A	30,336.00	5,124.00	8.99	9.00	9.12	5.50	7.03	-21.80	7.43	1,179.14	8,065.39	23.01	17.00	8.52	8.99
000016	深康佳A	60,198.63	22,410.72	8.10	8.08	8.10	5.81	6.63	-18.15	6.83	1,586.62	10,461.06	7.08	15.10	7.50	8.10
000018	深中冠A	16,914.24	2,023.12	12.79	12.80	12.80	7.15	10.51	-17.83	10.43	566.31	5,438.44	27.99	20.20	11.25	12.79
000019	深深宝A	16,670.77	3,994.07	11.12	11.13	11.13	6.80	8.92	-19.78	8.98	511.19	4,302.53	12.80	17.20	10.25	11.12
000020	深华发A	28,316.12	5,623.96	17.63	17.20	17.45	15.05	15.97	-9.42	16.00	327.99	5,269.22	5.83	22.78	15.53	17.63
000021	深科技A	73,293.21	20,058.21	11.74	11.75	11.85	8.45	9.59	-18.31	9.80	1,183.21	11,261.47	5.90	20.70	11.20	11.74
000022	深赤湾A	38,131.70	5,019.00	12.22	12.19	12.21	7.18	9.67	-20.87	10.17	867.81	8,055.09	17.29	17.50	11.10	12.22
000023	深天地A	13,875.62	4,619.12	12.33	12.26	12.49	8.01	10.13	-17.84	10.07	1,090.73	10,886.36	23.61	21.80	11.91	12.33
000024	招商局A	34,017.42	13,096.52	11.45	11.44	11.48	8.70	9.97	-12.93	9.90	1,151.35	11,196.91	8.79	16.20	10.05	11.45
000026	飞亚达A	24,931.80	6,075.00	17.83	17.80	18.25	15.90	17.96	0.73	17.30	502.67	8,746.71	8.27	21.50	13.10	17.83
000027	深能源A	100,207.94	40,526.35	9.47	9.43	9.73	8.10	9.31	-1.69	8.84	4,587.12	41,099.57	11.32	11.00	7.59	9.47
000028	一致药业	28,814.94	5,488.56	16.47	16.37	16.37	12.70	14.04	-14.75	13.78	792.82	10,967.39	14.43	27.86	12.60	16.47
000029	深深房A	101,166.00	14,756.82	6.70	6.50	6.64	4.04	5.27	-21.34	5.43	1,294.04	6,624.02	8.77	11.70	5.93	6.70
000031	深宝恒A	46,630.24	16,348.99	7.20	7.20	7.57	5.40	7.40	2.78	6.59	2,303.07	15,413.15	14.09	12.75	7.05	7.20
000032	深桑达A	13,081.20	3,609.00	18.39	18.29	18.29	14.93	16.62	-9.62	16.50	203.31	3,292.81	5.63	22.80	16.00	18.39
000034	深信泰丰	23,933.80	8,442.00	9.88	9.91	9.91	6.40	7.66	-22.47	7.88	1,099.01	8,290.53	13.02	20.00	8.95	9.88
000035	中科健A	11,588.72	4,254.92	14.67	14.61	15.10	11.30	14.82	1.02	13.45	2,380.22	32,031.23	55.94	36.62	13.90	14.67
000036	华联控股	35,955.31	17,717.25	7.05	7.04	7.05	4.91	6.44	-8.65	6.07	1,868.35	11,035.27	10.55	10.95	6.05	7.05
000037	深南电A	54,796.60	6,484.61	13.27	13.26	13.30	10.91	12.17	-8.29	12.24	271.02	3,235.81	4.18	24.20	11.40	13.27
000038	深大通A	9,048.60	1,914.00	14.54	14.80	15.76	10.60	13.31	-8.46	13.18	425.36	5,436.16	22.22	24.48	13.01	14.54
000039	中集集团	28,740.14	4,575.89	26.66	26.60	26.70	22.78	25.89	-2.89	24.87	1,160.83	28,696.93	25.37	32.48	21.85	26.66
000040	深鸿基A	46,959.34	28,680.05	6.61	6.61	6.97	4.80	5.66	-14.37	5.78	1,341.80	7,504.62	4.68	11.22	5.85	6.61
000042	深长城A	23,946.30	6,932.94	13.33	13.28	13.28	9.66	11.70	-12.23	11.45	574.43	6,338.04	8.29	20.25	12.00	13.33
000043	深南光A	13,932.55	3,819.59	11.87	11.98	11.98	7.04	8.99	-24.26	9.46	1,281.36	10,701.21	33.55	19.20	10.51	11.87
000045	深纺织A	16,341.60	2,196.00	15.90	15.68	15.68	10.48	12.90	-18.87	13.18	243.25	3,024.25	11.08	20.30	13.41	15.90
000046	光彩建设	24,408.43	12,651.82	9.07	9.10	9.10	6.21	7.64	-15.77	7.43	2,028.96	14,722.51	16.04	16.17	8.68	9.07
000049	深万山A	13,682.92	4,472.36	10.35	10.34	11.23	7.00	8.83	-14.69	8.92	1,103.77	9,927.02	24.68	20.86	9.84	10.35
000050	深天马A	13,277.00	3,639.70	16.75	16.85	16.85	12.80	14.58	-12.96	14.63	390.92	5,643.04	10.74	25.76	14.80	16.75
000055	深圳方大	24,980.71	4,986.80	13.41	13.39	13.50	9.80	11.19	-16.55	11.39	613.88	6,951.71	12.31	22.20	11.30	13.41
000056	深国商	22,090.12	5,522.23	9.12	9.12	9.12	5.85	7.36	-19.30	7.45	489.47	3,491.98	8.86	14.48	8.26	9.12
000058	深赛格	72,614.59	8,662.62	8.10	8.18	8.20	5.20	6.61	-18.40	6.65	472.79	3,016.33	5.46	13.45	7.50	8.10
000059	辽通化工	66,322.52	16,900.00	5.37	5.39	5.39	3.35	4.40	-18.06	4.41	1,711.14	7,085.14	10.13	8.38	4.99	5.37
000060	中金岭南	43,200.00	20,459.28	6.85	6.88	6.88	4.65	5.52	-19.42	5.61	1,219.12	6,599.17	5.96	10.80	6.15	6.85
000061	农产品	18,485.76	10,170.31	13.16	13.20	13.20	10.82	12.29	-6.61	12.00	797.04	9,611.43	7.84	18.70	11.29	13.16
000062	深圳华强	27,040.00	12,844.00	11.44	11.57	11.57	7.73	9.14	-20.10	9.61	963.08	8,886.43	7.50	19.39	10.36	11.44
000063	中兴通讯	55,608.00	20,976.00	23.46	23.35	24.88	19.90	24.66	5.12	21.97	4,065.74	92,972.22	19.38	41.10	19.60	23.46
000065	北方国际	10,152.32	2,600.00	19.07	19.15	19.50	15.44	16.94	-11.17	17.90	642.11	11,483.78	24.70	27.30	15.00	19.07
000066	长城电脑	45,849.15	18,126.00	13.70	13.65	13.70	9.41	11.57	-15.55	11.53	3,386.23	35,350.92	17.58	22.00	12.38	13.70
000068	赛格三星	78,597.05	22,500.00	6.95	6.92	6.95	5.60	6.38	-8.20	6.16	2,335.78	14,255.90	10.38	11.30	5.72	6.95
000069	华侨城A	44,712.00	14,032.98	12.93	12.85	13.08	10.62	12.91	-0.15	12.12	983.71	11,888.54	7.01	18.58	12.00	12.93
000070	特发信息	25,000.00	6,300.00	15.99	16.01	16.01	11.65	14.03	-12.26	13.65	822.57	10,956.07	13.06	28.30	14.77	15.99
000078	海王生物	22,180.00	10,720.00	14.77	14.80	14.95	11.86	13.83	-6.36	13.40	1,243.53	16,453.39	11.60	27.70	14.00	14.77
000088	盐田港A	58,500.00	12,500.00	14.72	14.73	15.60	13.21	15.31	4.01	14.23	2,916.00	42,451.96	23.33	17.63	12.83	14.72
000089	深圳机场	49,989.00	18,000.00	15.31	15.28	15.78	12.90	14.28	-6.73	13.96	1,162.23	16,081.31	6.46	19.12	13.75	15.31
000090	深天健	22,306.16	5,800.00	15.50	15.50	15.55	12.00	13.72	-11.48	13.64	494.33	6,658.43	8.52	25.65	13.30	15.50
000096	广聚能源	33,000.00	8,500.00	13.48	13.66	13.66	10.22	11.89	-11.80	11.61	877.97	10,141.62	10.33	17.78	10.01	13.48
000099	中信海直	19,600.00	6,000.00	15.63	15.62	15.62	13.28	14.92	-4.54	14.41	444.50	6,369.61	7.41	25.52	14.45	15.63
000150	麦科特	32,400.00	12,600.00	6.95	6.84	7.19	3.98	5.53	-20.43	5.72	6,002.96	31,257.53	47.64	26.90	6.94	6.95
000151	中成股份	29,598.00	10,500.00	11.11	11.11	11.22	8.00	9.92	-10.71	9.45	4,531.06	42,652.31	43.15	27.50	9.45	11.11
000153	新力药业	6,500.23	2,500.00	27.97	28.00	28.39	22.51	25.33	-9.44	25.12	789.66	19,835.02	31.59	42.40	22.85	27.97
000155	川化股份	47,000.00	13,000.00	7.47	7.48	7.48	4.64	6.31	-15.53	6.30	1,680.37	9,896.39	12.93	11.95	6.90	7.47
000156	安源股份	9,650.00	3,000.00	15.98	15.90	16.38	12.40	14.23	-10.95	14.33	607.76	8,584.21	20.26	25.84	14.28	15.98
000157	中联重科	30,000.00	10,000.00	14.45	14.53	14.80	11.00	12.60	-12.80	12.44	2,066.23	25,141.36	20.66	39.04	11.20	14.45
000158	常山股份	40,000.00	10,000.00	8.83	9.09	9.10	5.90	7.28	-17.55	7.49	805.16	5,751.28	8.05	13.87	6.08	8.83
000159	国际实业	17,179.23	7,800.00	12.29	12.29	12.30	7.95	9.93	-19.20	9.66	1,890.12	18,028.28	27.00	23.80	11.45	12.29
000597	东北药	30,381.00	10,881.00	8.15	8.15	8.28	6.01	7.24	-11.17	7.13	4,345.32	30,656.82	39.94	11.20	6.97	8.15
000598	蓝星清洗	17,626.50	9,886.50	11.01	11.01	11.01	8.90	10.34	-6.09	9.96	1,343.18	13,321.18	13.59	16.65	9.55	11.01
000599	青岛双星	17,051.46	6,558.96	10.78	10.80	10.80	7.40	8.95	-16.98	9.14	751.65	6,563.28	11.46	15.38	9.42	10.78
000600	国际大厦	15,373.34	4,603.19	10.01	10.00	10.10	7.30	8.64	-13.69	8.40	460.80	3,836.49	10.01	17.10	9.28	10.01
000601	韶能股份	39,038.05	17,164.22	8.89	8.88	8.88	7.01	8.13	-8.55	7.74	1,689.09	13,010.18	9.84	14.00	7.28	8.89
000603	威达医械	11,186.25	2,850.00	16.30	15.92	15.92	8.97	11.00	-32.52	12.14	234.72	2,671.81	8.24	20.10	13.10	16.30
000605	四环药业	18,250.00	2,062.50	16.04	16.10	16.18	11.50	13.96	-12.97	13.83	180.67	2,401.49	8.76	27.38	13.46	16.04
000606	青海明胶	15,170.20	6,396.00	10.72	10.70	11.59	8.42	11.34	5.78	10.15	714.28	7,054.53	11.17	35.03	10.00	10.72
000607	华立控股	19,097.05	5,625.00	15.66	15.62	15.68	11.84	14.34	-8.43	14.21	542.52	7,397.69	9.64	23.80	13.78	15.66
000608	阳光股份	20,860.02	9,750.08	10.48	10.36	10.45	7.71	8.82	-15.84	8.94	495.55	4,305.93	5.08	18.99	9.40	10.48
000609	绵化高新	12,960.62	4,914.00	12.48	12.48	12.48	8.90	10.55	-15.46	10.74	619.46	6,449.15	12.61	20.98	10.70	12.48
000610	西安旅游	16,759.79	5,304.00	9.97	9.96	9.96	6.25	8.00	-19.76	8.04	683.77	5,060.81	12.89	15.65	8.90	9.97
000611	民族集团	17,504.06	7,544.36	7.92	7.88	7.90	5.00	6.52	-17.68	6.31	2,187.22	13,394.79	28.99	14.48	7.30	7.92
000612	焦作万方	26,964.76	10,154.16	8.00	7.93	7.99	6.10	7.07	-11.63	6.95	566.13	3,875.57	5.58	12.80	6.50	8.00
000615	湖北金环	15,490.85	7,096.11	11.15	11.15	11.15	5.96	7.92	-28.97	8.55	837.89	6,588.76	11.81	16.08	8.75	11.15
000616	大连渤海	14,534.00	6,747.93	9.93	9.90	9.90	7.05	8.41	-15.31	8.35	511.38	4,207.10	7.58	28.60	9.03	9.93
000617	石油济柴	10,400.00	3,248.57	13.50	13.30	13.36	8.51	12.63	-6.44	11.47	428.79	4,807.08	13.20	18.86	10.92	13.50
000618	吉林化工	356,107.80	19,997.80	4.48	4.48	4.50	2.90	3.84	-14.29	3.79	2,804.28	10,193.84	14.02	7.35	4.00	4.48
000619	海螺型材	15,000.00	5,100.00	23.37	23.38	24.90	21.17	24.84	6.29	22.35	1,024.10	23,337.35	20.08	29.25	22.11	23.37
000620	圣方科技	31,162.70	15,048.00	10.67	10.65	10.67	6.61	7.75	-27.37	8.62	1,397.38	11,520.12	9.29	16.90	8.41	10.67
000621	比特科技	14,968.32	5,567.69	12.71	12.67	12.69	7.80	9.79	-22.97	10.16	1,177.30	11,293.74	21.15	24.21	12.21	12.71
000622	岳阳恒立	14,174.20	6,592.95	9.62	9.64	9.68	6.24	7.85	-18.40	7.70	502.25	3,726.82	7.62	15.79	8.50	9.62
000623	吉林敖东	23,366.46	12,529.66	11.22	11.15	11.15	8.01	9.69	-13.64	9.38	1,541.30	14,412.46	12.30	18.39	9.30	11.22
000625	长安汽车	122,666.60	16,792.44	5.32	5.28	5.34	4.41	5.03	-5.45	4.91	1,652.70	8,060.22	9.84	7.69	4.30	5.32
000626	如意集团	13,500.00	3,375.00	12.98	12.97	13.98	10.83	13.79	6.24	12.74	747.38	9,356.52	22.14	19.76	12.00	12.98
000627	百科药业	51,721.30	14,873.29	13.85	13.83	14.18	13.10	13.77	-0.58	13.42	1,280.63	17,034.58	8.61	24.25	13.30	13.85
000628	倍特高新	19,356.00	8,637.12	9.29	9.32	9.32	6.71	8.32	-10.44	7.75	1,615.25	12,343.50	18.70	15.85	8.70	9.29
000629	新钢钒	102,330.01	29,980.00	7.00	7.00	7.26	6.20	7.19	2.71	6.77	3,789.79	25,889.25	12.64	8.98	6.68	7.00
000630	铜都铜业	46,555.60	18,252.00	7.16	7.14	7.15	5.46	6.42	-10.34	6.28	1,081.83	6,680.39	5.93	10.36	6.30	7.16
000631	兰宝信息	17,169.25	8,190.00	7.34	7.34	7.45	5.64	6.72	-8.45	6.44	2,039.63	12,964.21	24.90	20.80	7.28	7.34
000632	三木集团	17,551.30	5,307.09	12.60	12.60	12.60	9.50	11.07	-12.14	10.94	946.50	10,284.85	17.83	17.66	9.60	12.60
000633	合金投资	32,092.50	13,875.29	33.85	33.85	33.90	33.12	33.38	-1.39	33.49	797.10	26,673.71	5.74	35.86	29.38	33.85
000635	民族化工	11,456.20	5,200.00	10.56	9.99	10.00	5.56	7.68	-27.27	7.58	2,403.40	17,914.68	46.22	18.60	10.00	10.56
000636	风华高科	53,033.10	20,079.42	9.27	9.31	9.53	7.30	8.62	-7.01	8.30	4,649.24	38,555.52	23.15	28.15	8.66	9.27
000637	茂化实华	24,148.80	8,236.66	17.59	17.61	17.74	15.80	17.58	-0.06	16.94	590.30	9,964.77	7.15	29.89	14.58	17.59
000638	中辽国际	15,470.00	8,840.00	7.00	7.00	7.15	3.65	5.26	-24.86	5.41	3,068.52	15,391.62	34.71	12.10	6.75	7.00
000639	庆云发展	7,286.49	3,277.83	17.31	17.50	17.78	15.50	17.53	1.27	16.59	211.38	3,495.27	6.45	23.50	14.62	17.31
000650	九江化纤	20,010.24	6,570.72	10.53	10.30	10.45	4.42	6.69	-36.47	7.22	4,767.00	28,530.79	72.55	29.54	10.16	10.53
000651	格力电器	53,694.00	21,294.00	9.96	9.91	9.91	7.55	8.61	-13.55	8.63	1,335.56	11,322.60	6.27	19.38	8.50	9.96
000652	泰达股份	26,515.49	13,756.58	13.61	13.57	13.67	9.02	11.69	-14.11	11.95	645.35	7,298.09	4.69	19.88	12.90	13.61
000655	华光陶瓷	12,590.78	3,504.92	12.47	12.40	12.47	10.00	11.85	-4.97	11.21	211.42	2,347.19	6.03	18.43	10.30	12.47
000656	重庆东源	20,582.19	7,370.00	6.31	6.02	6.97	4.10	5.07	-19.65	5.84	4,065.85	22,980.20	55.17	15.30	6.28	6.31
000657	中钨高新	17,108.13	7,452.00	10.37	10.30	10.45	7.10	8.84	-14.75	8.94	988.92	8,477.13	13.27	18.90	8.94	10.37
000659	珠海中富	37,879.25	17,130.75	8.45	8.44	8.45	4.80	6.66	-21.18	6.70	2,030.68	12,693.73	11.85	11.85	8.05	8.45
000660	南华西	13,291.33	3,931.41	10.89	10.90	10.90	5.94	8.16	-25.07	8.40	1,119.26	8,323.52	28.47	17.99	10.53	10.89
000661	长春高新	20,132.66	7,980.34	11.93	11.71	11.93	6.55	8.49	-28.83	9.11	1,607.97	13,299.09	20.15	18.44	10.40	11.93
000663	永安林业	16,723.26	5,921.28	9.96	9.91	9.91	6.15	7.77	-21.99	7.90	847.66	6,461.24	14.32	15.70	8.71	9.96
000665	武汉塑料	14,096.95	5,001.38	10.48	10.47	10.55	7.45	9.08	-13.36	8.87	598.48	5,139.09	11.97	16.46	9.58	10.48
000666	经纬纺机	60,380.00	20,300.00	8.00	8.00	8.00	5.45	6.68	-16.50	6.65	2,527.05	16,516.98	12.45	11.45	6.99	8.00
000667	华一投资	24,502.80	6,338.28	9.08	9.00	9.00	5.61	7.52	-17.18	7.18	1,256.32	8,698.42	19.82	15.42	8.81	9.08
000668	武汉石油	14,684.19	4,165.99	12.11	11.99	11.99	8.18	9.58	-20.89	9.87	227.46	2,195.12	5.46	17.50	9.90	12.11
000669	中讯科技	6,167.00	2,299.00	15.35	15.40	15.40	10.12	13.05	-14.98	12.58	309.71	3,762.41	13.47	25.70	14.88	15.35
000670	天发股份	27,220.91	15,466.88	8.06	8.05	8.08	5.56	6.85	-15.01	6.73	1,009.17	6,594.70	6.52	13.62	7.28	8.06
000671	石岘纸业	9,517.31	2,910.50	13.29	13.31	13.32	8.51	10.62	-20.09	10.60	894.98	9,122.60	30.75	21.28	12.40	13.29
000672	铜城集团	10,855.00	5,039.82	14.46	14.45	14.50	11.30	12.57	-13.07	13.21	210.24	2,677.30	4.17	30.00	14.00	14.46
000673	大同水泥	17,340.00	5,100.00	9.65	9.65	9.65	6.42	8.21	-14.92	8.05	505.02	3,880.11	9.90	14.39	8.50	9.65
000676	思达高科	31,458.67	9,754.67	13.61	13.61	14.00	13.04	13.85	1.76	13.51	384.87	5,170.32	3.95	30.23	13.06	13.61
000677	山东海龙	16,565.80	5,054.40	10.04	10.06	10.15	6.95	8.55	-14.84	8.42	732.85	5,841.91	14.50	16.72	9.36	10.04
000678	襄阳轴承	14,044.00	7,890.10	7.63	7.60	7.60	4.26	5.78	-24.25	6.03	1,601.73	9,011.15	20.30	14.29	7.28	7.63
000679	大连友谊	23,760.00	10,800.00	7.94	7.98	7.99	5.77	7.03	-11.46	7.08	1,941.46	13,043.35	17.98	12.74	7.78	7.94
000680	山推股份	28,272.00	18,135.28	8.01	8.00	8.00	5.16	6.86	-14.36	6.64	1,364.02	8,859.17	7.52	11.56	6.78	8.01
000681	远东股份	19,875.00	5,812.50	11.20	11.18	11.18	8.09	9.11	-18.66	9.42	492.44	4,692.96	8.47	22.40	8.80	11.20
000682	东方电子	91,795.20	60,211.20	6.04	6.04	6.62	5.44	6.52	7.95	5.94	18,829.71	114,294.82	31.27	19.64	4.87	6.04
000683	天然碱	46,900.00	16,900.00	6.66	6.57	6.67	4.40	5.51	-17.27	5.57	1,208.59	6,417.85	7.15	9.88	5.83	6.66
000685	公用科技	13,662.00	5,646.96	13.36	13.36	13.40	10.60	11.95	-10.55	12.03	192.41	2,279.89	3.41	19.00	12.38	13.36
000686	锦州六陆	14,739.32	6,265.88	18.75	18.62	18.70	15.00	17.49	-6.72	17.81	496.48	8,461.24	7.92	20.12	12.00	18.75
000687	保定天鹅	32,080.00	9,750.00	8.12	8.10	8.10	4.60	6.19	-23.77	6.33	1,148.70	6,827.68	11.78	12.36	7.55	8.12
000688	朝华科技	34,821.18	19,889.67	10.21	10.18	10.18	7.21	8.69	-14.89	8.99	2,294.99	19,493.83	11.54	20.20	8.69	10.21
000690	宝丽华	19,350.00	5,850.00	14.89	14.85	14.98	13.55	14.80	-0.60	14.37	842.22	12,074.54	14.40	17.85	13.39	14.89
000691	寰岛实业	25,818.00	13,018.00	7.84	7.87	7.87	5.90	7.25	-7.53	6.91	1,409.43	9,612.43	10.83	13.16	7.30	7.84
000692	惠天热电	26,641.65	11,200.59	12.03	12.03	12.15	6.55	8.44	-29.84	9.33	2,717.28	23,217.58	24.26	15.30	10.85	12.03
000693	聚友网络	12,846.26	3,903.90	18.50	18.43	18.43	15.18	17.89	-3.30	16.61	776.03	13,048.48	19.88	26.95	15.00	18.50
000695	灯塔油漆	22,214.75	7,724.99	12.39	12.33	12.61	8.80	9.74	-21.39	10.55	1,074.17	11,047.78	13.91	24.34	8.80	12.39
000697	咸阳偏转	21,746.17	7,741.17	10.06	9.98	10.05	6.50	7.93	-21.17	8.02	819.71	6,297.85	10.59	19.80	9.20	10.06
000698	沈阳化工	42,240.66	18,720.00	6.96	6.96	6.96	4.61	5.61	-19.40	5.55	1,974.20	10,551.44	10.55	11.60	6.30	6.96
000699	佳纸股份	22,744.80	9,360.00	11.64	11.50	11.50	6.77	9.30	-20.10	9.36	420.26	3,729.42	4.49	15.92	10.38	11.64
000700	模塑科技	12,452.18	3,852.88	17.60	17.65	19.08	15.30	16.65	-5.40	17.01	460.68	7,844.68	11.96	20.55	14.28	17.60
000701	厦门信达	20,000.00	11,500.00	8.91	8.50	8.50	5.88	7.81	-12.35	7.24	1,880.44	13,592.80	16.35	15.20	8.91	8.91
000702	正虹科技	28,280.46	11,695.79	15.52	15.50	15.50	13.20	14.43	-7.02	14.16	574.53	8,225.77	4.91	34.50	13.20	15.52
000703	世纪光华	10,660.00	4,680.00	11.62	11.80	11.82	7.81	9.31	-19.88	9.55	472.39	4,282.51	10.09	17.98	11.05	11.62
000705	浙江震元	12,532.94	8,073.09	9.87	9.78	10.10	6.95	8.20	-16.92	8.43	1,088.82	9,071.30	13.49	16.40	8.35	9.87
000707	双环科技	46,414.58	26,408.86	5.82	5.72	5.79	4.18	5.42	-6.87	5.02	4,438.88	22,189.66	16.81	16.87	5.53	5.82
000708	大冶特钢	44,940.83	16,704.00	5.43	5.44	5.44	4.55	5.21	-4.05	5.00	1,966.20	9,813.89	11.77	7.38	4.84	5.43
000709	唐钢股份	135,382.98	28,540.99	6.55	6.55	6.55	5.65	6.36	-2.90	6.10	1,454.43	8,808.24	5.10	9.28	6.12	6.55
000710	天兴仪表	15,120.00	4,410.00	9.72	9.65	9.65	5.99	7.77	-20.06	7.79	1,080.36	7,946.42	24.50	33.40	9.28	9.72
000711	龙发股份	10,726.56	5,110.56	13.25	12.97	13.40	9.78	11.20	-15.47	11.33	383.35	4,191.13	7.50	21.15	11.11	13.25
000712	锦龙股份	15,231.15	3,806.92	12.28	12.05	12.19	7.30	9.58	-21.99	9.84	398.69	3,669.15	10.47	19.68	11.35	12.28
000713	丰乐种业	22,500.00	10,530.00	12.28	12.28	12.45	10.79	12.13	-1.22	11.76	1,593.00	18,628.90	15.13	19.39	11.69	12.28
000715	中兴商业	21,462.00	5,700.00	10.09	9.80	10.51	6.99	8.88	-11.99	8.62	4,148.41	35,642.38	72.78	14.30	9.65	10.09
000716	广西斯壮	13,712.27	7,796.06	13.15	13.10	13.50	12.01	13.28	0.99	12.87	1,353.47	17,395.58	17.36	16.44	9.83	13.15
000717	韶钢松山	44,720.00	13,520.00	8.02	8.00	8.11	6.95	7.97	-0.62	7.51	1,469.84	11,082.73	10.87	11.38	7.21	8.02
000718	吉林纸业	39,973.91	18,860.40	5.37	5.30	5.37	3.85	4.62	-13.97	4.61	1,674.45	7,869.15	8.88	8.80	4.98	5.37
000719	焦作鑫安	12,937.57	4,917.12	10.61	10.56	10.56	7.63	9.04	-14.80	8.96	555.25	4,846.66	11.29	22.98	8.86	10.61
000720	鲁能泰山	31,980.00	18,471.96	17.04	17.03	17.18	12.18	14.04	-17.61	14.44	671.23	9,307.94	3.63	19.58	14.80	17.04
000721	西安饮食	11,441.51	4,134.12	11.80	11.70	11.70	8.15	10.31	-12.03	10.21	716.83	6,884.51	17.34	17.51	10.00	11.80
000722	金果实业	19,480.00	10,604.16	10.08	10.08	10.09	6.70	8.25	-18.15	8.28	673.45	5,311.83	6.35	14.87	8.60	10.08
000885	春都A	16,000.00	6,000.00	12.65	12.19	12.63	9.39	10.77	-14.86	11.30	1,008.42	11,501.04	16.81	22.60	11.26	12.65
000886	海南高速	98,882.83	24,781.24	6.06	6.07	6.09	4.00	4.79	-20.96	4.90	1,681.82	7,831.04	6.79	9.06	5.20	6.06
000887	飞彩股份	30,100.00	9,100.00	8.10	8.11	8.22	5.20	6.51	-19.63	6.59	1,093.21	6,902.61	12.01	13.89	7.15	8.10
000888	峨眉山A	11,866.00	4,000.00	12.42	12.42	12.42	9.56	11.75	-5.39	10.92	695.13	7,536.47	17.38	19.49	10.62	12.42
000889	华联商城	29,452.83	16,038.24	8.42	8.00	8.13	6.48	7.18	-14.73	7.03	1,453.54	10,312.96	9.06	15.19	6.47	8.42
000890	法尔胜	29,203.20	16,972.80	9.09	9.10	9.10	6.70	7.75	-14.74	7.62	2,064.41	15,847.06	12.16	23.50	8.41	9.09
000892	长丰通信	41,387.69	12,000.00	11.45	11.30	11.38	9.11	11.10	-3.06	10.29	1,262.64	13,189.95	10.52	24.57	10.50	11.45
000893	广州冷机	22,200.00	5,700.00	8.93	8.93	8.99	4.65	6.49	-27.32	6.79	2,099.52	12,569.17	36.83	14.28	7.65	8.93
000895	双汇发展	29,230.00	8,450.00	13.64	13.50	13.50	11.00	12.77	-6.38	12.21	347.42	4,262.25	4.11	17.20	10.51	13.64
000897	津滨发展	45,299.97	14,165.97	7.74	7.70	7.74	5.68	6.75	-12.79	6.67	944.82	6,165.84	6.67	17.56	6.50	7.74
000898	鞍钢新轧	295,793.51	74,893.51	3.80	3.76	3.76	3.04	3.38	-11.05	3.39	4,961.99	16,593.24	6.63	5.13	3.57	3.80
000899	赣能股份	54,803.20	17,888.00	7.10	7.10	7.10	4.65	5.74	-19.15	5.78	1,187.81	6,691.11	6.64	11.26	6.58	7.10
000900	现代投资	39,916.59	21,436.59	9.11	9.06	9.73	8.20	9.56	4.94	8.83	3,259.82	29,369.92	15.21	14.05	8.00	9.11
000901	航天科技	9,900.00	3,000.00	33.77	33.68	34.75	28.28	32.40	-4.06	32.05	605.64	19,563.12	20.19	35.11	21.25	33.77
000902	中国服装	21,300.00	6,500.00	11.13	11.00	11.14	6.74	8.72	-21.65	9.07	642.35	5,416.21	9.88	17.20	10.36	11.13
000903	云内动力	18,000.00	6,000.00	11.53	11.43	11.88	9.40	11.82	2.52	10.42	1,230.84	13,107.54	20.51	17.25	9.61	11.53
000905	厦门路桥	29,500.00	9,500.00	8.38	8.35	8.40	5.76	7.25	-13.48	7.26	526.77	3,694.70	5.54	12.99	7.75	8.38
000906	南方建材	12,500.00	3,500.00	20.00	18.00	20.28	17.96	18.79	-6.05	19.00	760.57	14,406.37	21.73	24.48	16.23	20.00
000908	天一科技	28,000.00	8,985.20	8.27	8.30	8.30	5.57	7.22	-12.70	7.05	767.69	5,228.12	8.54	14.23	7.51	8.27
000909	数源科技	19,600.00	6,000.00	10.27	10.18	10.35	6.66	8.25	-19.67	8.46	627.15	4,928.38	10.45	15.80	9.55	10.27
000910	大亚股份	23,125.00	8,000.00	10.39	10.40	10.40	7.36	8.76	-15.69	8.55	1,045.47	8,815.67	13.07	18.25	8.75	10.39
000911	南宁糖业	24,080.00	7,280.00	10.08	10.08	10.08	7.70	9.07	-10.02	8.91	863.98	7,560.22	11.87	14.58	9.00	10.08
000912	泸天化	45,000.00	15,000.00	8.26	8.25	8.26	5.90	7.36	-10.90	7.17	895.84	6,264.06	5.97	10.88	7.15	8.26
000913	钱江摩托	28,346.00	8,450.00	12.00	12.05	12.17	9.10	10.52	-12.33	10.69	677.28	7,099.19	8.02	21.63	10.26	12.00
000915	山大华特	9,033.60	3,000.00	16.53	16.60	16.60	11.51	13.59	-17.79	13.84	352.48	7,532.97	18.42	23.98	13.02	16.53
000916	华北高速	109,000.00	34,000.00	6.13	6.00	6.00	4.70	5.26	-14.19	5.19	2,399.73	12,481.81	7.06	8.35	5.87	6.13
000917	电广传媒	25,840.00	11,800.00	18.74	18.70	18.80	14.09	16.61	-11.37	16.02	5,082.65	79,133.93	43.07	32.22	17.90	18.74
000918	亚华种业	17,000.00	6,000.00	14.90	14.85	14.85	9.00	10.71	-28.12	11.39	2,169.45	24,064.98	36.16	23.76	11.82	14.90
000919	金陵药业	28,000.00	8,000.00	16.95	16.66	16.75	13.50	15.56	-8.20	15.35	480.00	7,287.91	6.00	27.80	13.20	16.95
000920	南方汇通	19,000.00	7,000.00	15.44	15.21	15.37	10.29	12.32	-20.21	13.06	928.28	11,212.39	13.26	21.73	13.00	15.44
000922	阿继电器	17,555.00	5,500.00	12.13	12.08	12.15	8.50	9.96	-17.89	10.11	657.16	6,510.58	11.95	19.99	10.08	12.13
000923	河北宣工	16,500.00	5,500.00	10.15	10.10	10.10	7.11	8.45	-16.75	8.50	536.29	4,420.16	9.75	14.78	8.83	10.15
000925	浙大海纳	9,000.00	3,000.00	23.02	22.59	22.80	17.37	19.63	-14.73	19.35	270.50	5,177.85	9.02	47.00	20.50	23.02
000926	福星科技	26,669.50	7,150.00	10.74	10.74	10.84	7.30	8.90	-17.13	8.93	1,432.54	12,100.61	20.04	18.88	9.70	10.74
000927	天津汽车	145,015.82	21,800.00	6.13	6.13	6.13	4.49	5.06	-17.46	5.17	1,320.60	6,729.01	6.06	8.04	5.35	6.13
000928	吉林炭素	28,289.90	12,004.90	7.99	7.99	7.99	5.20	6.57	-17.77	6.83	1,128.97	7,308.71	9.40	12.25	7.03	7.99
000929	兰州黄河	11,784.00	5,400.00	10.67	10.20	10.62	6.55	8.26	-22.59	8.38	1,173.99	9,704.28	21.74	17.20	10.81	10.67
000930	丰原生化	17,697.88	9,000.00	17.64	17.78	17.95	14.70	17.06	-3.29	16.08	1,179.19	19,030.06	13.10	28.46	15.41	17.64
000931	中关村	67,484.69	37,484.69	12.68	12.68	12.68	10.12	11.52	-9.15	11.27	2,105.84	23,432.23	5.62	27.25	11.80	12.68
000932	华菱管线	25,000.00	25,000.00	5.84	5.82	5.82	4.95	5.71	-2.23	5.37	1,490.82	7,983.24	5.96	7.79	5.05	5.84
000933	神火股份	22,868.00	7,000.00	14.87	14.60	14.78	12.48	14.27	-4.03	13.47	1,194.76	16,211.84	17.07	21.50	11.50	14.87
000935	四川双马	31,941.00	10,440.00	7.19	7.19	7.19	4.98	6.30	-12.38	6.18	1,880.85	11,276.78	18.02	26.75	6.48	7.19
000936	华西村	16,800.00	4,200.00	14.61	14.60	14.60	11.63	13.10	-10.34	13.16	313.93	4,060.95	7.47	27.28	13.90	14.61
000937	金牛能源	42,500.00	10,000.00	11.76	11.78	12.88	10.50	12.71	8.08	11.39	1,213.02	14,135.68	12.13	18.12	9.55	11.76
000938	清华紫光	20,608.00	6,400.00	20.63	20.55	20.80	16.30	19.57	-5.14	18.42	1,127.82	21,101.65	17.62	54.80	19.95	20.63
000939	凯迪电力	21,630.00	9,450.00	13.33	13.10	13.19	10.00	12.02	-9.83	11.68	656.54	7,597.88	6.95	25.10	11.04	13.33
000948	南天信息	14,000.00	4,000.00	16.98	16.98	16.98	13.01	14.76	-13.07	14.63	319.17	4,612.91	7.98	28.60	15.72	16.98
000949	新乡化纤	49,057.14	15,000.00	5.69	5.68	5.68	3.91	4.98	-12.48	4.83	1,533.03	7,127.32	10.22	20.49	5.22	5.69
000950	民丰农化	15,500.00	5,500.00	14.51	14.49	14.50	7.92	9.65	-33.49	10.86	1,331.15	13,235.65	24.20	16.50	11.41	14.51
000951	小鸭电器	25,397.50	9,000.00	10.18	10.19	10.73	6.00	7.37	-27.60	8.44	7,076.74	59,612.14	78.63	11.88	8.50	10.18
000952	广济药业	17,122.60	5,000.00	12.44	12.15	12.30	9.31	10.85	-12.78	10.75	326.35	3,434.49	6.53	18.91	10.30	12.44
000953	河池化工	17,821.78	6,000.00	9.05	9.01	9.01	5.75	7.61	-15.91	7.39	1,739.74	12,469.48	29.00	18.00	8.58	9.05
000955	欣龙无纺	20,500.00	5,500.00	11.09	11.09	11.10	8.17	9.79	-11.72	9.52	579.85	5,470.61	10.54	17.45	8.69	11.09
000956	中原油气	81,600.00	20,400.00	10.34	10.23	10.29	8.10	10.00	-3.29	9.24	4,443.25	40,963.47	21.78	19.94	9.30	10.34
000957	中通客车	23,850.49	8,100.00	8.72	8.70	9.02	6.08	7.64	-12.39	7.57	3,397.97	25,281.14	41.95	17.00	8.40	8.72
000958	东方热电	18,000.00	4,500.00	15.05	14.99	15.00	12.61	13.94	-7.38	13.58	555.07	7,454.66	12.33	19.54	13.10	15.05
000959	首钢股份	231,000.00	35,000.00	7.14	7.16	7.40	5.91	7.23	1.26	6.73	4,038.80	27,390.22	11.54	12.69	6.36	7.14
000960	锡业股份	35,790.40	13,000.00	8.08	8.09	8.09	5.45	6.58	-18.56	6.76	1,446.62	9,055.22	11.13	13.40	7.18	8.08
000961	大连金牛	30,053.00	13,000.00	7.70	7.71	7.71	5.01	6.55	-14.94	6.30	2,503.24	15,477.61	19.26	11.93	6.98	7.70
000962	东方钽业	35,640.00	14,040.00	17.91	17.50	17.66	12.10	15.73	-12.17	14.65	7,833.73	113,059.72	55.80	48.00	15.82	17.91
000963	华东医药	19,000.00	5,000.00	21.88	22.00	25.46	21.00	25.40	16.09	22.36	1,210.44	27,403.05	24.21	24.99	17.19	21.88
000965	天水股份	21,700.49	7,000.00	11.16	11.16	11.16	6.86	8.61	-22.85	9.10	1,505.55	12,834.69	21.51	17.25	8.80	11.16
000966	长源电力	37,014.20	10,800.00	8.71	8.65	8.65	6.03	7.31	-16.07	7.21	965.71	6,795.42	8.94	17.28	7.99	8.71
000967	上风高科	13,678.63	4,500.00	14.80	14.60	14.60	12.20	14.02	-5.27	13.39	438.27	5,868.66	9.74	23.49	12.70	14.80
000968	神州股份	39,519.00	14,019.47	8.36	8.37	8.41	6.06	7.29	-12.80	7.32	1,192.87	8,467.29	8.51	12.25	7.14	8.36
000969	安泰科技	24,416.00	8,800.00	15.35	14.99	15.15	10.90	14.84	-3.32	13.07	4,477.47	58,809.03	50.88	51.49	13.95	15.35
000970	中科三环	15,660.00	6,300.00	19.75	19.78	19.90	15.00	17.84	-9.67	17.56	295.51	4,977.27	4.69	56.87	19.01	19.75
000971	湖北迈亚	18,700.00	5,500.00	11.61	11.55	11.60	7.39	9.10	-21.62	9.48	594.23	5,425.45	10.80	16.80	9.36	11.61
000972	新中基	12,458.92	4,500.00	14.00	14.02	14.02	9.63	11.25	-19.64	11.50	693.44	7,264.94	15.41	22.40	12.81	14.00
000973	佛塑股份	37,345.06	4,900.00	12.88	12.95	12.95	8.95	11.26	-12.58	11.06	675.84	7,227.21	13.79	17.84	11.01	12.88
000975	乌江电力	29,600.00	12,000.00	14.09	14.00	14.06	11.40	13.60	-3.48	13.32	554.48	7,342.76	4.62	27.90	11.12	14.09
000976	春晖股份	42,114.60	12,600.00	9.07	9.08	9.10	6.05	7.49	-17.42	7.67	521.52	3,845.65	4.14	16.00	7.58	9.07
000977	浪潮信息	21,500.00	6,500.00	16.77	16.70	16.70	13.10	15.37	-8.35	14.80	600.79	8,766.79	9.24	29.31	15.18	16.77
000978	桂林旅游	17,700.00	6,000.00	15.55	15.48	15.75	14.54	15.68	0.84	15.14	372.67	5,626.86	6.21	30.00	14.50	15.55
000979	科苑集团	9,400.00	4,000.00	18.40	18.40	18.58	14.50	17.04	-7.39	16.62	395.38	6,454.92	9.88	32.08	16.39	18.40
000980	金马股份	15,000.00	5,800.00	12.18	12.18	12.18	7.71	9.35	-23.23	10.02	924.90	8,712.43	15.95	17.10	11.33	12.18
000981	兰光科技	16,100.00	3,930.00	16.33	16.28	16.28	12.30	14.58	-10.72	14.10	536.46	7,399.96	13.65	30.48	14.50	16.33
000982	圣雪绒	7,400.00	3,000.00	19.27	19.25	19.50	16.51	18.26	-5.24	18.16	623.69	11,366.85	20.79	27.28	16.40	19.27
000983	西山煤电	80,800.00	28,461.82	8.75	8.75	8.75	7.00	8.33	-4.80	7.87	4,826.07	38,005.45	16.96	14.55	7.15	8.75
000985	大庆华科	11,500.00	3,000.00	17.55	17.50	17.55	14.30	16.15	-7.98	15.93	239.41	3,758.84	7.98	29.51	15.70	17.55
000987	广州友谊	23,930.00	6,000.00	10.38	10.30	10.30	7.50	8.81	-15.13	8.90	545.15	4,709.75	9.09	15.00	8.98	10.38
000988	华工科技	11,500.00	3,000.00	35.02	34.31	35.05	24.58	29.29	-16.36	29.31	636.90	17,921.24	21.23	72.89	31.60	35.02
000989	九芝堂	12,862.00	4,000.00	19.86	19.86	19.89	16.55	19.23	-3.17	18.32	750.49	13,837.22	18.76	27.53	16.50	19.86
000990	诚志股份	17,925.00	7,200.00	17.10	17.00	17.00	13.16	15.47	-9.53	14.85	1,616.71	23,945.56	22.45	38.19	13.51	17.10
000993	闽东电力	30,000.00	10,000.00	10.27	10.27	10.27	7.54	9.03	-12.07	8.89	835.65	7,268.24	8.36	16.41	8.90	10.27
000995	皇台酒业	14,000.00	4,000.00	13.34	13.39	13.39	9.80	10.95	-17.92	11.31	554.99	5,978.96	13.87	19.60	12.02	13.34
000996	捷利股份	11,500.00	3,500.00	16.64	16.50	16.80	12.91	14.57	-12.44	14.51	291.03	4,135.72	8.32	23.80	14.51	16.64
000997	新大陆	11,600.00	3,100.00	22.45	22.50	22.50	18.78	21.35	-4.90	20.55	281.82	5,777.90	9.09	37.80	19.98	22.45
000998	隆平高科	10,500.00	5,500.00	26.24	26.15	26.18	19.83	22.84	-12.96	22.53	710.12	15,702.14	12.91	53.15	23.60	26.24
000999	三九医药	75,300.00	20,000.00	11.14	11.15	11.20	8.29	9.87	-11.40	9.63	2,499.36	23,712.23	12.50	21.60	9.88	11.14
001896	豫能控股	43,000.00	8,000.00	8.71	8.72	8.72	5.80	7.12	-18.25	7.13	758.61	5,170.98	9.48	13.80	7.80	8.71

B股

股票代码	股票简称	发行股数(万股)	流通股数(万股)	前收盘	开盘价	最高价	最低价	收盘	涨跌(%)	月平均	成交股数(万股)	成交金额(万元)	换手率(%)	2001年度 最高价	最低价	收盘价
200002	深万科B	12,175.51	12,175.51	8.87	8.88	8.91	7.26	8.22	-7.33	8.12	693.74	5,613.26	5.70	11.36	8.20	8.87
200012	深南玻B	29,903.25	29,905.25	5.06	5.08	5.19	3.77	[illegible]	-24.31	4.23	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

000158	常山股份	40,000.00	10,000.00	8.83	9.09	9.10	5.90	7.28	-12.53	7.49	805.16	5,751.28	8.05	13.87	8.08	8.83
000159	国际实业	17,179.23	7,000.00	12.29	12.29	12.30	7.95	9.93	-19.20	9.64	1,890.12	18,028.28	27.00	23.80	11.45	12.29
000301	丝绸股份	46,664.51	15,564.51	9.45	9.50	9.50	6.51	8.22	-13.02	8.06	988.45	7,689.63	6.43	14.25	8.31	9.45
000400	许继电气	37,827.20	19,413.93	11.07	11.00	11.45	9.80	11.03	-0.36	10.37	2,103.05	22,097.10	10.83	20.60	9.22	11.07
000401	冀东水泥	88,178.56	26,995.02	6.18	6.18	6.20	4.50	5.36	-13.27	5.32	2,347.16	12,209.66	8.69	8.05	5.59	6.18
000402	金融街	12,590.64	4,800.00	19.43	19.58	19.38	15.76	18.99	-2.26	17.47	727.20	12,662.73	15.15	25.75	17.21	19.43
000403	三九生化	19,668.35	9,404.52	15.79	15.80	15.93	10.00	11.96	-24.26	12.30	1,332.90	16,777.36	14.39	23.60	13.45	15.79
000404	华意压缩	26,085.38	9,548.60	7.13	7.12	7.12	4.48	5.85	-17.95	5.81	1,188.58	6,592.93	12.45	11.54	6.62	7.13
000405	有色鑫光	38,092.54	11,292.37	5.68	5.66	5.82	2.96	4.59	-19.19	4.50	4,901.89	20,025.75	43.41	10.90	5.55	5.68
000406	石油大明	30,135.63	22,152.17	13.35	13.30	13.30	11.70	12.97	-2.85	12.35	1,658.18	20,557.47	7.49	17.63	10.93	13.35
000407	胜利股份	23,958.88	14,419.67	7.72	7.72	7.72	5.56	7.00	-9.33	6.77	851.11	5,737.07	5.90	11.90	6.90	7.72
000408	河北华玉	11,472.00	4,071.60	15.38	15.20	15.63	12.19	13.68	-11.05	13.60	224.43	2,950.45	5.51	22.49	14.36	15.38
000409	四通高科	17,137.42	7,527.65	9.85	9.80	9.89	6.75	8.37	-15.03	8.20	933.00	7,447.53	12.39	20.59	8.91	9.85
000410	沈阳机床	34,091.93	13,533.38	7.36	7.39	7.29	4.80	6.07	-16.39	6.11	1,235.08	7,249.49	9.12	10.88	6.40	7.26
000412	北方五环	28,896.17	10,616.24	6.62	6.62	6.70	3.60	5.79	-12.54	5.18	5,749.97	29,865.93	54.16	14.60	6.55	6.62
000413	宝石A	38,300.00	4,509.00	9.63	9.70	9.75	6.24	7.99	-17.03	7.90	612.37	4,674.61	13.58	14.35	9.00	9.63
000415	汇通水利	23,318.00	9,542.71	9.21	9.20	9.20	6.42	7.74	-15.96	7.72	595.05	4,395.66	6.24	14.98	8.40	9.21
000417	合肥百货	10,108.96	3,650.40	15.25	15.15	15.15	12.00	13.36	-12.39	13.45	294.23	3,899.65	8.06	25.50	12.85	15.25
000418	小天鹅A	28,110.38	7,200.00	12.01	12.03	12.03	8.61	9.89	-17.65	10.17	433.32	4,294.50	6.02	17.41	10.27	12.01
000419	通程控股	17,350.82	6,435.82	13.86	13.42	13.42	9.96	10.93	-21.14	11.23	379.17	4,167.81	5.89	17.52	10.81	13.86
000420	吉林化纤	37,825.75	19,424.57	6.04	6.07	6.07	3.45	4.46	-26.16	4.75	2,503.95	10,986.37	12.89	9.50	5.38	6.04
000421	南京中北	19,718.30	7,596.49	9.55	9.35	9.48	6.55	7.89	-17.38	7.87	696.48	5,242.75	9.17	13.48	8.00	9.55
000422	湖北宜化	21,388.04	10,885.04	9.34	9.28	9.28	6.90	8.38	-10.28	7.85	1,295.48	10,127.41	11.90	14.45	8.10	9.34
000423	东阿阿胶	27,247.45	19,175.34	11.36	11.20	11.30	9.70	10.85	-4.49	10.51	1,107.10	11,561.93	5.77	17.23	10.17	11.36
000425	徐工科技	49,553.42	19,420.24	18.78	18.78	18.83	16.80	18.79	0.05	18.34	154.47	2,840.61	0.80	22.95	14.02	18.78
000426	富龙热力	22,183.95	7,298.83	10.42	10.42	10.42	7.63	8.99	-13.72	8.91	610.38	5,379.89	8.36	15.85	8.81	10.42
000428	华天酒店	17,284.00	6,084.00	12.36	12.36	12.36	9.03	10.35	-16.26	10.80	451.84	4,723.89	7.43	16.60	11.03	12.36
000429	粤高速A	125,711.77	27,453.08	5.68	5.69	5.70	4.13	4.86	-14.44	4.91	2,336.28	11,178.33	8.51	15.27	5.31	5.68
000488	晨鸣纸业	49,873.77	7,700.00	13.26	13.28	13.29	10.88	12.16	-8.30	11.91	484.72	5,723.96	6.30	20.84	11.68	13.26
000498	丹东化纤	39,000.00	17,400.00	6.91	6.92	6.93	3.93	5.18	-25.04	5.24	6,049.85	30,544.89	34.77	13.22	6.50	6.91
000501	鄂武商A	50,724.86	20,438.99	6.24	6.24	6.25	4.05	5.14	-17.63	5.19	2,202.43	10,912.89	10.78	9.35	5.86	6.24
000502	琼能源	15,566.85	5,699.07	10.09	10.01	10.68	9.01	10.44	3.47	9.84	504.28	4,956.19	8.85	18.87	9.71	10.09
000503	海虹控股	34,228.72	11,860.82	15.99	15.89	16.00	10.40	12.09	-24.39	12.39	2,503.48	29,945.86	21.11	27.98	15.51	15.99
000504	赛迪传媒	31,157.39	8,606.00	10.21	10.18	10.48	6.88	8.14	-20.27	8.55	1,563.01	12,581.06	18.16	20.08	9.80	10.21
000505	珠江控股	37,765.08	11,332.00	7.78	7.80	7.84	3.81	5.50	-29.31	5.67	2,501.31	13,051.21	22.07	13.20	7.43	7.78
000506	东源控股	25,191.90	14,427.00	12.41	12.30	12.35	8.81	10.09	-18.69	10.14	573.55	6,042.18	3.98	15.45	9.50	12.41
000507	粤富华	34,499.74	19,532.72	7.18	7.18	7.27	4.72	5.91	-17.69	5.90	2,721.87	15,422.57	13.93	9.97	6.58	7.18
000509	天歌科技	25,000.99	15,090.69	10.25	10.10	10.10	6.51	7.99	-22.05	7.97	1,617.41	12,567.25	10.72	15.12	8.42	10.25
000510	金路集团	46,860.17	30,911.19	14.30	14.31	14.31	11.68	12.28	-14.13	12.84	1,645.30	20,871.76	5.32	23.29	14.00	14.30
000511	银基发展	26,982.14	17,854.94	8.91	8.91	9.14	6.71	8.00	-10.21	7.84	1,473.56	19,224.19	13.85	18.19	7.96	8.91
000513	丽珠集团	28,262.20	11,567.23	9.38	9.30	9.30	6.45	8.58	-8.53	8.07	7,477.91	58,906.19	64.65	14.45	7.70	9.38
000514	渝开发A	11,754.29	4,324.32	11.23	11.25	11.49	5.90	8.18	-27.16	8.20	1,685.60	13,273.66	38.98	19.20	10.61	11.23
000515	渝钛白	15,600.62	6,652.80	8.40	8.36	8.44	4.16	7.85	-6.55	7.37	6,132.05	44,940.99	92.47	12.48	8.01	8.40
000516	陕解放A	13,037.83	4,345.45	13.06	12.81	12.85	8.66	10.61	-18.76	10.77	397.90	4,081.50	9.16	18.00	11.18	13.06
000517	吉成功	8,989.78	2,777.29	21.97	22.00	22.14	18.51	20.45	-6.92	20.35	423.36	8,985.23	15.24	30.21	17.07	21.97
000518	四环生物	17,874.24	12,089.67	17.00	17.00	17.50	14.75	16.86	-0.82	16.54	1,658.36	27,254.89	13.72	19.98	14.70	17.00
000519	银河创新	13,653.83	5,803.20	12.20	12.30	12.30	7.12	9.14	-25.08	9.71	834.49	7,364.07	14.38	18.75	11.20	12.20
000520	中国凤凰	51,916.88	29,498.96	4.98	4.99	4.99	3.55	4.24	-14.86	4.22	1,518.38	6,225.70	5.15	8.10	4.66	4.98
000521	美菱电器	30,054.29	15,153.03	6.96	6.97	6.97	4.08	5.33	-23.42	5.42	2,126.07	10,988.06	14.03	10.40	6.46	6.96
000523	广州浪奇	22,935.07	9,418.67	7.51	7.54	7.60	4.76	6.29	-16.25	6.07	1,385.84	8,067.93	14.71	12.00	6.68	7.51
000524	东方宾馆	26,967.37	9,898.47	7.27	7.35	7.49	4.29	5.78	-20.50	5.90	2,508.33	13,575.90	25.34	12.45	6.57	7.27
000525	红太阳	28,023.88	12,940.59	8.37	8.36	8.55	6.75	8.28	-1.08	7.69	608.81	4,675.73	4.70	21.40	7.40	8.37
000526	旭飞实业	7,925.03	3,277.53	13.60	13.60	13.60	9.70	11.49	-15.51	11.47	337.05	3,712.10	10.28	19.45	12.10	13.60
000527	粤美的A	48,488.97	29,155.26	10.12	10.12	10.19	8.72	9.74	-3.75	9.37	2,155.70	20,263.46	7.39	14.30	8.71	10.12
000528	桂柳工A	32,753.68	13,054.32	6.71	6.71	7.10	3.99	5.58	-16.84	5.31	2,206.30	11,345.93	16.90	9.95	5.75	6.71
000529	粤美雅A	39,651.59	21,605.81	6.22	6.24	6.24	4.36	5.34	-14.15	5.22	3,093.65	15,892.35	14.32	8.52	5.83	6.22
000530	大冷股份	23,501.50	9,837.02	8.41	8.40	8.40	6.51	7.57	-9.99	7.38	899.04	6,564.14	9.14	12.74	7.09	8.41
000531	穗恒运A	26,652.13	10,782.16	8.25	8.25	8.25	6.15	7.13	-13.58	7.04	618.12	4,287.16	5.73	12.53	7.50	8.25
000532	穗华电A	21,839.22	9,351.86	9.91	9.92	9.92	7.79	9.47	-4.44	8.76	809.16	7,144.82	8.65	18.30	8.50	9.91
000533	万家乐A	57,568.00	20,340.36	5.55	5.53	5.53	3.00	4.26	-23.24	4.32	3,287.41	13,154.40	16.16	10.50	5.40	5.55
000534	汕电力A	20,826.13	8,818.34	8.80	8.84	8.84	4.78	6.74	-23.41	6.95	914.99	5,771.83	10.38	14.70	7.60	8.80
000537	南开戈德	40,614.86	16,622.83	12.35	12.05	12.40	10.86	12.11	-1.94	11.85	1,000.08	11,667.19	6.02	41.90	11.06	12.35
000538	云南白药	18,581.80	5,875.05	20.72	20.16	20.50	16.70	19.15	-7.58	18.85	538.90	10,088.87	9.17	24.75	15.80	20.72
000539	粤电力A	265,940.40	39,947.60	9.93	9.79	9.88	8.60	9.37	-5.64	9.25	1,450.85	13,283.14	3.63	13.30	8.87	9.93
000540	世纪中天	32,681.15	11,258.14	17.73	17.73	18.00	17.10	17.52	-1.18	17.54	1,198.27	21,018.49	10.64	35.60	16.94	17.73
000541	佛山照明	35,844.83	14,703.54	13.57	13.50	13.59	11.70	13.15	-3.10	12.70	3,744.78	47,482.31	25.47	15.11	11.23	13.57
000542	TCL通讯	18,810.88	8,145.28	13.93	13.93	14.16	12.08	14.00	0.50	13.16	2,806.60	37,122.71	34.46	19.18	10.50	13.93
000543	皖能电力	77,300.88	14,064.38	7.44	7.40	7.40	5.59	6.59	-11.42	6.48	989.19	6,282.95	7.03	10.80	6.30	7.44
000544	豫白鸽A	26,945.98	10,874.15	8.24	7.90	7.90	3.90	5.39	-34.59	5.45	1,671.90	8,611.40	15.38	10.99	7.40	8.24
000545	恒和制药	13,563.58	6,806.97	9.15	9.00	9.28	5.45	7.72	-15.63	7.36	1,504.00	10,487.67	22.10	14.26	7.91	9.15
000547	闽福发A	12,242.32	7,346.98	11.44	11.30	11.30	7.24	9.09	-20.54	9.18	844.27	7,286.10	11.49	17.25	9.50	11.44
000548	湖南投资	34,060.80	17,623.08	9.51	9.16	9.46	6.53	8.20	-13.77	8.07	1,809.81	14,188.79	10.27	12.68	8.72	9.51
000549	湘火炬A	41,612.74	26,604.86	23.06	23.06	23.70	22.63	23.66	2.60	23.01	1,737.18	39,979.47	6.53	31.93	19.08	23.06
000550	江铃汽车	69,321.40	11,755.44	6.50	6.50	6.87	5.66	6.76	4.00	6.22	2,908.32	18,359.68	24.74	9.70	5.25	6.50
000551	创元科技	24,172.62	11,079.43	8.09	8.09	8.09	5.98	7.24	-10.51	7.08	546.22	3,766.36	4.93	13.26	7.31	8.09
000552	甘长风A	17,787.00	6,679.20	9.36	9.20	9.35	6.16	7.69	-17.84	7.62	921.31	6,854.23	13.79	16.40	8.15	9.36
000553	沙隆达A	18,196.20	9,714.57	10.25	10.15	10.38	5.20	6.86	-33.07	7.70	2,783.26	18,697.22	28.65	17.30	9.70	10.25
000554	泰山石油	48,079.33	29,478.75	7.89	7.88	7.95	7.00	7.64	-3.17	7.52	3,137.90	23,331.79	10.64	19.90	6.97	7.89
000555	太光电信	8,182.77	2,187.00	18.21	18.23	18.49	16.28	17.12	-5.99	17.21	82.42	1,412.09	3.77	28.38	17.50	18.21
000557	银广夏A	50,526.14	28,055.63	3.90	3.90	4.00	2.12	2.92	-25.13	3.00	19,638.58	55,275.74	70.00	37.80	3.83	3.90
000558	辽房天	12,781.34	5,047.51	11.06	11.06	11.06	7.64	8.95	-19.08	9.55	733.72	6,536.15	14.54	21.60	10.48	11.06
000559	万向钱潮	36,628.13	13,580.77	10.58	10.65	11.35	9.63	11.14	5.29	10.37	2,108.71	22,298.24	15.53	16.50	9.38	10.58
000560	昆百大A	13,440.00	6,230.00	8.30	8.32	8.39	4.92	6.69	-19.40	6.77	1,387.74	8,706.91	22.28	13.49	7.80	8.30
000561	陕长岭A	39,701.26	24,208.77	5.41	5.42	5.43	3.27	4.29	-20.70	4.52	2,719.03	11,387.43	11.23	8.63	5.10	5.41
000562	宏源证券	51,874.52	15,246.00	10.31	10.02	10.20	6.20	8.13	-21.14	8.20	1,773.40	13,786.09	11.63	16.37	9.31	10.31
000563	陕国投A	31,418.70	12,636.00	10.02	9.97	10.19	5.61	7.13	-28.84	7.35	3,684.50	25,395.87	29.16	13.70	9.46	10.02
000564	西安民生	20,201.00	13,667.81	7.89	7.89	7.90	5.65	7.04	-10.77	6.67	1,530.90	10,844.21	11.20	12.89	7.28	7.89
000565	渝三峡A	17,343.69	8,741.38	9.90	9.71	9.89	5.22	7.52	-24.04	7.62	1,231.55	8,645.82	14.09	17.50	8.50	9.90
000566	琼海药	20,234.90	8,354.90	5.76	5.70	5.94	3.37	5.00	-13.19	4.80	2,465.90	11,207.19	29.51	12.96	5.66	5.76
000567	琼海德A	15,120.00	6,048.00	7.41	7.35	7.35	3.91	5.64	-23.89	5.67	1,509.69	7,955.27	24.96	14.13	7.01	7.41
000568	泸州老窖	48,893.46	12,313.41	8.68	8.72	8.80	6.35	7.46	-14.06	7.71	868.78	6,618.77	7.06	13.58	8.00	8.68
000569	川投长钢	69,514.22	14,789.80	5.56	5.57	5.57	3.61	4.48	-19.42	4.49	1,677.41	7,272.65	11.34	8.40	5.33	5.56
000570	苏常柴A	37,424.96	11,102.56	7.00	7.00	7.00	4.40	5.68	-18.86	5.57	1,378.89	7,456.22	12.42	14.40	6.71	7.00
000571	新大洲A	73,606.40	33,716.48	5.33	5.33	5.33	3.70	4.44	-16.70	4.51	1,966.45	8,518.15	5.83	8.95	4.83	5.33
000572	琼金盘A	21,589.45	8,658.36	6.93	7.00	7.10	3.88	5.50	-20.63	5.54	1,820.83	9,321.23	21.03	12.39	6.80	6.93
000573	粤宏远A	45,128.39	29,205.18	5.27	5.28	5.28	3.45	4.35	-17.46	4.39	1,890.26	7,865.44	6.47	8.49	4.98	5.27
000576	广东甘化	24,759.86	10,310.33	7.91	8.10	8.10	6.11	7.13	-9.86	6.94	1,028.49	7,065.01	9.98	12.36	6.80	7.91
000578	数码网络	19,815.34	6,872.81	10.39	10.29	10.29	7.53	9.27	-10.78	8.80	1,020.09	8,959.32	14.84	16.35	10.30	10.39
000581	威孚高科	43,636.62	21,600.00	9.96	9.97	9.97	8.55	9.42	-5.42	9.27	2,316.07	21,541.18	10.72	14.90	7.60	9.96
000582	北海新力	18,847.18	5,720.00	11.27	11.29	11.30	6.51	8.90	-21.03	9.09	1,119.76	9,508.05	19.58	16.58	9.67	11.27
000583	托普软件	12,192.43	6,880.00	24.67	24.75	25.89	22.40	25.14	1.91	24.11	927.83	22,527.80	13.49	42.58	22.09	24.67
000584	蜀都A	20,223.50	8,574.28	14.24	14.20	14.35	12.55	13.87	-2.60	13.60	687.62	9,181.35	8.02	17.45	12.00	14.24
000586	川长征A	19,344.00	6,084.00	10.87	10.80	11.25	6.84	8.40	-22.72	8.60	1,134.30	9,337.77	18.64	16.29	9.70	10.87
000587	光明家具	18,571.16	8,343.89	8.36	8.50	8.69	6.41	7.57	-9.45	7.36	719.33	5,251.19	8.62	13.80	7.62	8.36
000589	黔轮胎A	25,432.71	12,462.02	7.73	7.73	7.73	4.81	6.34	-17.98	6.24	1,654.22	9,707.05	13.27	14.50	6.76	7.73
000590	紫光古汉	20,302.84	6,355.39	10.99	10.99	11.25	6.10	7.99	-27.30	8.15	1,368.61	10,807.88	21.53	30.10	10.20	10.99
000591	桐君阁	9,986.62	3,480.00	14.98	14.90	14.98	11.95	13.98	-6.68	13.43	568.08	7,619.04	16.32	21.50	11.92	14.98
000593	成都华联	17,300.66	5,655.55	13.90	13.88	15.50	13.00	14.32	3.02	14.36	764.68	11,051.89	13.52	33.80	13.05	13.90
000594	内蒙宏峰	56,111.62	19,459.44	8.29	8.28	8.28	6.08	7.13	-13.99	6.97	2,039.15	14,200.44	10.48	18.06	6.06	8.29
000595	西北轴承	17,495.99	6,583.25	9.44	9.28	9.30	6.09	8.32	-11.86	7.59	4,080.13	30,676.56	61.98	17.58	9.20	9.44
000596	古井贡A	23,500.00	2,000.00	15.30	15.30	15.30	12.01	13.51	-11.70	13.48	169.57	2,262.65	8.48	29.65	13.60	15.30
000720	鲁能泰山	31,980.00	18,471.96	17.04	17.05	17.10	12.10	14.04	-17.61	14.44	671.23	9,307.94	3.63	19.58	14.80	17.04
000721	西安饮食	11,441.51	4,134.12	11.80	11.70	11.70	8.15	10.38	-12.03	10.21	716.83	6,884.51	17.34	17.51	10.00	11.80
000722	金果实业	19,480.00	10,604.16	10.08	10.08	10.09	6.70	8.25	-18.15	8.28	673.45	5,311.83	6.35	14.87	8.60	10.08
000723	天宇电气	13,959.92	6,967.92	7.83	7.51	7.75	4.53	6.70	-14.43	6.37	1,890.02	11,234.91	27.12	16.90	6.95	7.83
000725	京东方A	54,955.40	6,000.00	13.82	13.80	13.85	11.33	13.13	-4.99	12.63	855.46	10,775.92	14.26	24.80	12.38	13.82
000726	鲁泰A	27,079.00	6,500.00	13.87	13.88	13.88	11.60	13.45	-3.03	12.65	844.10	10,679.03	12.99	19.37	10.83	13.87
000727	华东科技	31,373.86	15,139.58	8.27	8.28	8.30	6.13	7.50	-9.31	7.29	2,182.22	15,674.91	14.41	17.09	7.50	8.27
000728	北京化二	34,521.00	10,400.00	7.00	7.00	7.13	3.80	5.50	-21.43	5.54	2,472.85	12,623.33	23.78	12.75	6.58	7.00
000729	燕京啤酒	66,742.45	18,720.00	10.56	10.50	10.50	7.96	9.29	-12.03	9.21	1,128.85	10,205.91	6.03	14.20	9.47	10.56
000730	环保股份	56,598.51	19,333.31	7.14	7.15	7.23	4.53	5.76	-19.33	5.94	3,318.76	18,589.05	17.17	18.55	6.98	7.14
000731	四川美丰	22,233.20	7,777.92	9.59	9.64	9.64	6.42	7.81	-18.56	7.80	1,363.43	9,803.03	17.53	15.03	8.00	9.59
000732	福建三农	15,266.88	8,869.80	8.23	8.23	8.23	4.70	6.80	-17.38	6.76	2,253.86	14,057.95	25.45	15.34	8.00	8.23
000733	振华科技	35,812.00	17,800.00	10.50	10.52	10.52	7.90	9.29	-11.52	9.13	1,456.76	13,166.77	8.18	16.86	9.68	10.50
000735	罗牛山	48,715.40	23,529.33	5.59	5.58	5.59	4.52	5.17	-7.51	5.16	1,831.57	9,243.80	8.13	8.96	5.00	5.59
000736	重庆实业	6,600.00	2,600.00	19.25	19.40	19.40	12.12	14.86	-22.85	15.69	293.81	4,405.85	11.30	29.65	16.24	19.25
000737	南风化工	45,730.00	20,956.00	8.45	8.45	8.47	6.36	7.61	-9.94	7.38	5,112.73	37,452.31	24.40	11.40	7.35	8.45
000738	南方摩托	39,780.00	13,600.00	4.92	5.00	5.06	2.93	4.12	-16.26	3.98	3,949.50	14,861.48	29.04	8.08	4.80	4.92
000739	青岛东方	14,574.92	7,380.00	13.15	13.29	13.29	7.93	9.51	-27.68	9.78	1,671.56	15,806.99	22.65	15.58	11.51	13.15
000748	湘计算机	22,637.48	9,000.00	11.23	11.24	11.24	8.10	9.39	-16.38	9.33	1,270.27	11,627.18	14.11	18.50	9.91	11.23
000750	桂林集琦	21,505.74	12,220.00	7.09	7.10	7.14	4.28	5.98	-15.66	5.78	1,779.49	9,779.84	14.56	13.07	6.89	7.09
000751	锌业股份	88,109.88	34,702.20	6.42	6.42	6.42	4.50	5.29	-17.60	5.39	2,167.01	11,462.49	6.24	11.18	6.03	6.42
000752	西藏发展	17,583.90	7,342.60	18.78	18.75	18.75	10.80	12.95	-31.04	14.81	876.11	10,895.45	11.93	25.27	14.63	18.78
000753	漳州发展	22,547.26	9,282.00	13.50	13.50	13.50	10.66	12.85	-4.81	12.05	784.70	9,446.66	8.45	15.50	10.26	13.50
000755	山西三维	27,271.39	10,920.00	8.38	8.38	8.40	6.12	7.65	-8.71	7.30	754.53	5,447.64	6.91	13.30	7.49	8.38
000756	新华制药	45,731.28	7,615.33	10.36	10.35	10.35	7.72	9.10	-12.16	9.02	598.72	5,281.42	7.86	16.55	8.93	10.36
000757	方向光电	15,241.71	5,483.06	10.69	10.55	11.86	8.40	9.86	-7.76	10.10	659.51	6,676.10	12.03	18.79	9.80	10.69
000758	中色建设	38,720.00	18,240.00	7.30	7.34	7.35	4.66	5.72	-21.64	6.01	1,609.87	9,075.79	8.83	11.78	6.82	7.30
000759	武汉中百	17,366.90	11,282.70	8.10	8.12	8.42	6.82	8.11	0.12	7.49	1,953.20	14,858.46	17.31	13.42	7.57	8.10
000760	湖北车桥	10,923.23	5,193.10	11.25	11.14	11.24	8.01	9.35	-16.89	9.55	463.19	4,314.30	8.94	16.99	9.68	11.25
000761	本钢板材	113,600.00	12,000.00	5.71	5.68	5.69	4.15	5.08	-11.03	4.97	794.73	3,860.55	6.62	8.64	5.15	5.71
000762	西藏矿业	20,051.00	7,700.00	11.39	11.01	11.30	9.05	10.37	-8.96	10.23	1,703.13	16,880.52	22.12	18.58	11.00	11.39
000763	锦州石化	78,750.00	15,000.00	5.85	5.85	6.24	4.97	6.15	5.13	5.56	4,361.21	24,767.25	29.07	8.55	5.20	5.85
000765	华信股份	24,885.67	7,061.64	8.31	8.32	8.38	4.92	6.80	-18.17	6.70	1,186.37	7,598.21	16.80	24.40	6.02	8.31
000766	通化金马	44,901.63	28,494.34	6.61	6.66	6.66	4.80	5.64	-14.67	5.73	2,928.23	16,261.50	10.28	20.39	6.01	6.61
000767	漳泽电力	43,500.00	12,000.00	15.30	15.14	15.15	12.80	14.14	-7.58	13.87	597.92	8,198.98	4.98	17.15	11.90	15.30
000768	西飞国际	39,150.00	17,700.00	7.94	7.96	8.01	5.81	6.83	-13.98	6.71	1,257.30	8,267.78	7.10	12.75	7.88	7.94
000769	盛通包装	18,540.00	8,100.00	9.72	9.75	9.98	6.47	7.83	-19.44	7.98	1,297.19	9,756.15	16.01	14.67	9.17	9.72
000776	延边公路	18,431.00	9,318.40	8.49	8.33	8.45	5.54	6.82	-19.67	7.09	465.86	3,110.62	5.00	11.80	6.81	8.49
000777	中核科技	16,800.00	6,705.89	9.02	9.12	9.12	6.05	7.61	-15.63	7.43	767.64	5,488.43	11.45	13.40	8.38	9.02
000778	新兴铸管	47,806.75	16,900.00	14.24	14.28	14.33	12.40	13.80	-3.09	13.43	2,445.46	32,878.65	14.47	16.20	11.57	14.24
000779	三毛派神	18,315.48	10,179.00	7.85	7.85	7.85	4.90	6.35	-19.11	6.36	1,135.42	6,832.16	11.15	12.40	7.19	7.85
000780	草原兴发	28,327.20	10,951.20	9.14	9.14	9.20	7.00	8.33	-8.86	8.14	841.68	6,778.05	7.69	14.32	7.61	9.14
000782	美达股份	34,200.00	12,750.00	7.02	7.04	7.04	4.64	5.61	-20.09	5.63	1,130.45	6,210.52	8.87	10.24	6.01	7.02
000783	石炼化	115,444.43	23,400.00	4.55	4.54	4.56	3.02	4.18	-8.13	3.91	3,635.52	13,917.05	15.54	6.45	4.21	4.55
000785	武汉中商	25,122.17	7,132.13	10.05	9.90	9.99	7.51	8.88	-11.64	8.72	1,987.98	16,859.42	27.87	24.10	9.00	10.05
000786	北新建材	28,757.50	11,407.50	12.86	12.92	12.93	9.75	11.59	-9.88	11.15	841.97	9,302.32	7.38	18.60	10.68	12.86
000787	创智科技	19,970.02	9,100.00	11.76	11.75	11.80	8.30	10.10	-14.12	9.84	672.65	6,416.43	7.39	17.68	9.90	11.76
000789	江西水泥	34,050.00	11,050.00	8.13	8.10	8.10	6.28	7.00	-13.90	7.34	1,166.18	8,428.71	10.55	13.20	7.31	8.13
000790	华神集团	12,798.00	3,978.00	15.69	15.67	15.97	12.28	13.11	-16.44	14.31	467.08	6,473.02	11.74	35.75	14.69	15.69
000791	西北化工	18,900.00	7,906.91	8.85	8.85	8.85	5.38	7.05	-20.34	7.10	1,081.18	7,328.84	13.67	15.40	7.98	8.85
000792	盐湖钾肥	22,085.00	6,500.00	14.81	14.70	15.00	12.58	14.92	0.74	13.71	501.44	6,878.84	7.71	19.66	11.88	14.81
000793	燃气股份	29,141.15	16,207.21	11.94	11.94	11.94	9.54	11.25	-5.78	10.71	481.03	5,157.60	2.97	16.12	9.85	11.94
000795	太原刚玉	27,610.00	11,440.00	8.14	8.16	8.16	5.80	6.75	-17.08	6.88	628.90	4,211.25	5.50	12.38	7.00	8.14
000796	宝商集团	16,034.20	11,277.43	10.76	10.70	10.70	7.79	9.21	-14.41	9.15	833.15	7,643.27	7.39	15.87	7.62	10.76
000797	中国武夷	38,945.24	13,013.00	8.09	8.09	8.12	5.78	6.94	-14.22	6.97	846.73	5,757.21	6.51	12.20	7.33	8.09
000798	中水渔业	25,200.00	6,300.00	9.85	9.85	9.87	6.55	8.07	-18.07	8.15	560.53	4,443.93	8.90	16.90	8.70	9.85
000799	酒鬼酒	30,305.00	10,725.00	10.27	10.16	10.26	7.41	8.73	-15.00	8.67	622.83	5,314.15	5.81	15.70	8.90	10.27
000800	一汽轿车	162,750.00	54,600.00	5.14	5.13	5.15	3.95	4.47	-13.04	4.48	4,169.42	18,402.32	7.64	7.78	4.80	5.14
000801	四川湖山	13,203.59	3,930.68	11.23	11.25	11.47	6.55	8.85	-21.19	8.97	2,425.82	19,732.65	61.72	37.20	10.40	11.23
000802	京西旅游	11,625.00	3,895.84	14.60	14.41	14.82	12.00	13.90	-4.79	13.41	435.38	5,801.26	11.18	24.50	13.12	14.60
000803	美亚股份	10,136.10	4,867.11	14.73	14.75	14.80	10.40	12.50	-15.14	12.33	92.90	1,264.82	1.91	25.96	14.00	14.73
000805	炎黄在线	5,721.83	1,440.82	19.81	20.00	20.18	15.21	18.79	-5.15	17.66	197.18	3,510.31	13.69	28.87	17.20	19.81
000806	银河科技	21,158.28	8,803.08	16.60	16.78	16.78	8.65	10.89	-34.40	11.73	3,169.95	34,668.34	36.01	24.25	15.40	16.60
000807	云铝股份	31,000.00	8,000.00	10.29	10.25	11.10	8.99	10.99	6.80	10.25	2,051.29	21,070.87	25.64	12.42	8.60	10.29
000809	第一纺织	11,457.00	3,498.21	10.82	10.94	10.94	6.30	8.42	-22.18	8.64	708.24	5,598.03	20.25	17.68	10.14	10.82
000810	四川锦华	9,604.87	3,640.00	23.92	23.92	24.18	22.10	24.05	0.54	23.47	267.91	6,311.67	7.36	27.40	19.88	23.92
000811	烟台冰轮	12,367.31	3,744.00	14.13	14.13	14.13	10.69	13.03	-7.78	12.51	462.95	5,689.76	12.37	18.45	12.15	14.13
000812	陕西金叶	15,840.00	9,187.20	10.26	10.30	10.30	7.00	8.76	-14.62	8.59	662.95	5,496.85	7.22	18.06	9.60	10.26
000813	天山纺织	36,345.60	10,998.00	7.54	7.50	7.51	4.35	5.66	-24.93	5.86	1,421.03	7,651.42	12.92	13.38	7.36	7.54
000815	美利纸业	13,200.00	6,500.00	11.53	11.53	11.53	7.70	9.33	-19.08	9.56	911.89	8,338.53	14.03	18.28	10.75	11.53
000816	江淮动力	30,620.00	11,440.00	8.73	8.73	8.85	6.11	7.25	-16.95	7.33	543.31	3,847.09	4.75	13.32	7.17	8.73
000817	辽河油田	110,000.00	20,000.00	7.07	7.07	7.08	5.35	6.23	-11.88	6.14	2,686.34	16,075.51	13.43	10.50	6.50	7.07
000818	锦化氯碱	34,000.00	9,000.00	8.29	8.17	8.17	4.60	6.16	-25.69	6.20	1,682.08	9,911.95	18.69	14.38	7.43	8.29
000819	岳阳兴长	16,513.39	5,210.32	12.12	12.00	12.00	9.80	10.99	-9.32	10.81	536.83	5,745.36	10.30	16.69	9.50	12.12
000820	金城股份	21,141.60	7,736.46	8.20	8.21	10.00	7.61	9.84	20.00	8.79	4,543.27	41,290.58	58.73	13.86	7.28	8.20
000821	京山轻机	34,523.88	15,780.89	8.84	8.80	8.80	5.77	7.00	-20.81	7.04	4,761.17	31,429.65	30.17	16.65	7.90	8.84
000822	山东海化	45,870.00	15,600.00	10.83	10.81	10.83	8.10	9.36	-13.57	9.23	2,047.98	18,617.55	13.13	16.45	9.58	10.83
000823	超声电子	35,920.00	13,520.00	9.42	9.45	9.45	6.83	7.96	-15.50	7.93	1,624.77	12,437.41	12.02	14.37	8.06	9.42
000825	太钢不锈	107,617.00	48,750.00	6.93	6.92	6.92	5.80	6.54	-5.63	6.38	2,687.10	17,022.71	5.51	7.25	6.01	6.93
000826	国投原宜	18,149.30	6,500.00	18.11	17.49	17.97	11.20	12.69	-29.93	15.26	491.76	6,190.59	7.57	25.42	14.00	18.11
000827	长兴实业	6,673.92	2,920.32	18.29	18.03	18.47	12.61	14.63	-20.01	15.02	279.80	4,072.01	9.58	32.60	17.00	18.29
000828	福地科技	116,468.35	24,760.00	9.55	9.55	9.60	7.27	9.02	-5.55	8.51	1,110.02	9,178.05	4.48	13.68	8.61	9.55
000829	赣南果业	15,750.00	6,204.54	12.26	12.26	14.00	11.53	12.89	5.14	12.53	1,807.89	22,792.96	29.14	17.00	10.10	12.26
000830	鲁西化工	24,911.00	7,500.00	9.30	9.30	9.30	6.75	8.08	-13.12	8.06	516.43	4,022.63	6.89	14.03	8.41	9.30
000831	关铝股份	36,300.00	14,625.00	7.55	7.41	7.66	6.70	7.50	-0.66	7.26	3,438.80	25,046.11	23.31	14.75	6.92	7.55
000832	龙涤股份	33,206.98	18,360.00	7.25	7.26	7.26	4.93	6.19	-14.62	6.10	1,603.62	9,512.93	8.73	12.45	6.50	7.25
000833	贵糖股份	25,268.85	9,858.95	8.62	8.41	8.52	6.40	7.55	-12.41	7.48	944.70	6,897.52	9.58	12.72	7.50	8.62
000835	隆源双登	5,400.00	1,304.50	27.67	27.60	28.88	23.80	26.38	-4.66	26.02	278.35	7,347.31	21.34	43.28	22.30	27.67
000836	天大天财	12,275.46	6,100.00	19.40	19.51	19.54	15.50	17.74	-8.56	17.30	1,293.75	22,063.58	21.21	40.45	17.68	19.40
000837	秦川发展	21,267.84	10,560.00	7.05	7.04	7.08	4.73	6.11	-13.33	6.02	856.08	4,943.09	8.11	20.58	6.47	7.05
000839	中信国安	59,000.00	17,837.21	17.13	17.14	17.20	13.50	16.17	-5.60	15.24	2,424.80	37,315.87	13.59	30.00	15.31	17.13
000848	承德露露	23,925.00	9,100.00	9.49	9.45	9.88	8.05	9.76	2.85	8.78	963.20	8,655.14	10.58	13.95	8.00	9.49
000850	华茂股份	21,900.00	7,694.59	17.20	17.00	17.10	15.65	17.08	-0.70	16.42	240.86	3,940.91	3.13	24.46	15.00	17.20
000851	中国七砂	22,490.00	7,748.00	7.32	7.31	7.50	4.12	5.89	-19.54	5.95	2,870.65	16,131.98	37.05	14.95	7.16	7.32
000852	江钻股份	28,000.00	7,000.00	11.07	10.98	10.98	7.80	9.16	-17.25	9.13	612.07	5,475.95	8.74	19.20	9.78	11.07
000856	唐山陶瓷	17,500.00	6,500.00	9.50	9.31	9.50	6.50	7.67	-19.26	7.87	811.38	6,123.48	12.48	14.09	8.34	9.50
000858	五粮液	86,904.00	24,480.00	21.15	21.16	21.25	18.28	20.26	-4.21	19.43	4,926.44	96,196.44	20.12	43.60	16.38	21.15
000859	国风塑业	23,580.00	9,000.00	9.62	9.25	9.34	6.54	7.85	-18.40	8.14	717.03	5,644.06	7.97	13.52	7.87	9.62
000860	顺鑫农业	30,415.00	9,100.00	9.58	9.20	9.58	6.85	8.05	-15.97	8.18	846.99	6,717.33	9.31	16.16	8.35	9.58
000861	茂化永业	7,416.97	3,668.46	15.55	15.68	15.69	12.31	14.19	-8.75	13.77	840.81	11,480.72	22.92	28.99	13.11	15.55
000862	银星饮料	21,834.00	11,700.00	9.69	9.66	9.69	7.28	8.53	-11.97	8.47	874.27	7,401.88	7.47	14.85	8.18	9.69
000863	和光商务	13,562.03	3,900.00	14.19	14.20	14.40	9.86	11.59	-18.32	12.26	673.46	7,731.16	17.27	22.60	12.01	14.19
000866	扬子石化	233,000.00	35,000.00	4.31	4.31	4.31	3.39	3.85	-10.67	3.82	2,717.48	10,241.58	7.76	6.63	3.94	4.31
000868	安凯客车	22,100.00	10,140.00	7.36	7.35	7.37	4.84	6.02	-18.21	6.20	1,074.73	6,281.13	10.60	10.75	6.38	7.36
000869	张裕A	26,000.00	3,200.00	18.45	18.45	18.60	15.20	17.20	-6.78	16.87	328.26	5,511.31	10.26	25.49	16.06	18.45
000876	新希望	19,402.60	6,400.00	15.60	15.40	15.58	11.90	13.60	-12.82	13.63	665.63	8,790.20	10.40	19.99	13.35	15.60
000877	天山股份	17,335.20	7,800.00	14.44	14.40	14.40	11.30	14.06	-2.63	13.00	921.81	11,955.55	11.82	25.68	11.00	14.44
000878	云南铜业	79,868.68	28,066.19	5.89	5.91	5.91	3.90	4.72	-19.86	4.85	2,767.61	12,872.16	9.86	9.90	5.60	5.89
000880	山东巨力	27,610.05	13,213.50	7.28	7.28	7.34	5.62	6.66	-8.52	6.49	2,562.08	16,432.65	19.39	17.35	6.20	7.28
000881	大连国际	30,891.64	15,792.00	7.42	7.42	7.46	4.90	6.10	-17.79	6.14	1,946.12	11,468.22	12.32	44.76	7.11	7.42
000882	中商股份	24,920.00	5,670.00	11.22	11.00	11.00	7.90	9.31	-17.02	9.35	608.85	5,508.92	10.74	16.63	9.01	11.22
000883	三环股份	23,585.76	10,560.00	8.74	8.73	8.73	6.30	7.40	-15.33	7.41	810.03	5,950.88	7.67	14.80	7.60	8.74

B 股

200002	深万科B	12,175.51	12,175.51	8.87	8.88	8.91	7.26	8.22	-7.33	8.12	693.74	5,613.26	5.70	11.36	4.20	8.87
200012	深南玻B	29,905.25	29,905.25	5.06	5.08	5.19	3.27	3.83	-24.31	4.21	2,366.91	9,782.88	7.92	11.70	2.80	5.06
200013	深石化B	3,276.00	3,276.00	6.26	6.25	6.30	3.18	3.85	-38.50	4.69	611.52	2,704.96	18.79	13.13	2.66	6.26
200016	深康佳B	20,283.79	20,283.79	6.32	6.27	6.27	3.20	3.84	-39.24	4.38	2,827.08	12,426.54	13.94	10.29	4.20	6.32
200018	深中冠B	6,942.19	6,942.19	6.90	6.85	6.85	3.65	4.43	-35.80	5.06	452.71	2,096.57	6.52	13.94	2.89	6.90
200019	深深宝B	2,613.00	2,613.60	7.52	7.50	7.50	3.95	4.97	-33.91	5.56	316.34	1,674.93	12.10	13.64	3.01	7.52
200020	深华发B	10,199.59	10,199.59	6.93	6.96	6.96	4.33	5.03	-27.42	5.49	364.02	1,939.94	3.57	13.38	2.50	6.93
200022	深赤湾B	10,644.70	10,644.70	6.83	6.82	6.82	4.05	4.70	-31.19	5.41	1,112.88	5,587.10	10.45	9.76	2.93	6.83
200024	招商局B	13,622.18	13,622.18	7.14	7.00	7.05	4.91	5.81	-18.63	5.96	815.71	4,770.82	5.99	10.40	3.84	7.14
200026	飞亚达B	5,812.00	5,812.00	7.57	7.51	7.51	4.91	5.62	-25.76	6.05	750.50	4,319.48	12.87	11.38	2.58	7.57
200028	一致B	5,488.56	5,488.56	8.01	7.75	7.97	5.80	6.58	-17.85	6.71	783.91	5,189.44	14.28	14.50	2.90	8.01
200029	深深房B	12,000.00	12,000.00	4.09	4.05	4.07	2.35	2.72	-33.50	3.15	1,169.73	3,535.57	9.91	7.56	1.96	4.09
200037	深南电B	10,856.59	10,856.59	6.95	6.92	6.92	4.90	5.73	-17.55	5.83	804.27	4,604.94	7.41	15.58	3.13	6.95
200039	中集B	14,240.38	14,240.38	14.06	14.15	14.15	11.00	12.46	-11.38	12.60	1,518.43	18,869.72	10.66	19.25	6.76	14.06
200041	深本实B	1,573.00	1,573.00	13.80	13.67	14.00	8.24	10.71	-22.39	11.19	385.03	3,921.37	24.48	25.19	4.23	13.80
200045	深纺织B	3,300.00	3,300.00	8.39	8.46	8.46	4.50	5.75	-31.47	6.31	316.39	1,894.76	9.59	13.75	2.95	8.39
200053	深基地B	6,000.00	6,000.00	8.58	8.58	8.58	5.01	5.94	-30.77	6.72	822.35	5,324.32	13.71	15.30	2.60	8.58
200054	建摩B	12,000.00	12,000.00	4.60	4.63	4.63	2.27	2.99	-35.00	3.35	1,677.67	5,306.30	13.98	9.64	1.62	4.60
200055	深方大B	14,536.80	14,536.80	6.77	6.78	6.78	4.71	5.49	-18.91	5.66	1,919.29	10,832.77	13.20	11.18	3.62	6.77
200056	深国商B	7,200.00	7,200.00	5.60	5.64	5.64	2.93	3.76	-32.86	4.15	504.23	1,969.64	7.00	9.78	2.10	5.60
200058	深赛格B	22,804.17	22,804.17	3.91	3.91	3.94	2.62	3.03	-22.51	3.17	1,715.44	5,393.84	7.52	7.38	2.22	3.91
200152	山航B	40,000.00	14,000.00	5.79	5.70	5.76	3.09	3.77	-34.89	4.37	1,673.90	6,780.09	11.96	10.23	2.40	5.79
200160	[illegible]B	11,500.00	11,500.00	8.08	8.15	8.18	5.02	6.59	-18.44	6.57	1,134.83	7,224.87	9.87	14.15	3.85	8.08
200168	雷伊B	6,000.00	6,900.00	8.18	8.08	8.18	4.80	5.68	-30.56	6.31	729.70	4,364.82	10.58	14.75	3.78	8.18
200413	宝石B	10,000.00	10,000.00	5.15	5.11	5.15	2.75	3.61	-29.90	3.88	1,320.61	4,857.68	13.21	9.10	1.82	5.15
200418	小天鹅B	12,735.72	12,735.72	6.92	6.91	6.92	5.00	5.84	-15.61	5.92	1,358.53	8,014.36	10.67	10.98	3.80	6.92
200429	粤高速B	30,375.00	30,375.00	3.80	3.82	3.83	2.76	3.27	-13.95	3.29	2,613.75	8,450.88	8.60	9.68	3.03	3.80
200468	宁通信B	10,000.00	10,000.00	7.31	7.32	7.45	4.55	5.48	-25.03	5.77	1,755.64	9,957.74	17.56	12.30	2.80	7.31
200488	晨鸣B	20,648.06	20,648.06	7.12	7.08	7.12	5.51	6.23	-12.50	6.23	2,825.10	17,398.13	13.68	12.35	4.11	7.12
200505	珠江B	5,750.00	5,750.00	5.45	5.46	5.48	2.50	3.11	-42.94	3.69	1,166.30	4,037.80	20.28	9.83	2.16	5.45
200512	闽灿坤B	12,187.50	12,187.50	6.93	6.95	6.95	4.88	5.69	-17.89	5.87	927.66	5,351.41	7.61	12.15	3.19	6.93
200513	丽珠B	12,230.70	12,230.70	5.76	5.79	5.79	3.80	4.99	-13.37	4.80	2,633.15	12,256.40	21.53	8.99	2.47	5.76
200521	皖美菱B	11,310.00	11,310.00	4.14	4.10	4.12	2.43	3.06	-26.09	3.25	1,320.91	4,148.35	11.68	7.40	2.02	4.14
200530	大冷B	11,500.00	11,500.00	5.20	5.13	5.20	3.20	3.86	-25.77	4.12	971.06	3,836.76	8.44	9.15	2.25	5.20
200539	粤电力B	66,534.00	66,534.00	5.65	5.64	5.76	4.76	5.35	-5.31	5.14	8,257.73	42,446.55	12.41	8.38	3.03	5.65
200541	粤照明B	8,250.00	8,250.00	8.84	8.85	9.00	7.30	8.50	-3.85	8.14	1,742.08	14,242.19	21.12	11.49	4.32	8.84
200550	江铃B	34,400.00	34,400.00	3.60	3.61	3.61	2.80	3.33	-7.50	3.14	2,783.33	8,666.65	8.09	6.19	1.80	3.60
200553	沙隆达B	11,500.00	11,500.00	5.38	5.39	5.39	2.60	3.40	-36.80	3.78	2,805.71	9,959.50	24.40	11.50	2.20	5.38
200570	苏常柴B	10,000.00	10,000.00	4.41	4.45	4.47	2.52	3.12	-29.25	3.44	953.97	3,076.26	9.54	8.68	2.83	4.41
200581	苏威孚B	8,840.00	8,840.00	6.86	6.84	6.84	5.36	6.23	-9.18	6.08	1,048.26	6,368.08	11.86	9.78	3.11	6.86
200596	古井贡B	6,000.00	6,000.00	8.02	8.05	8.05	5.60	6.50	-18.95	6.75	398.27	2,631.38	6.64	15.20	4.77	8.02
200625	长安B	17,500.00	17,500.00	3.10	3.12	3.12	2.20	2.65	-14.52	2.67	4,751.47	12,478.83	27.15	6.05	1.64	3.10
200706	瓦轴B	13,000.00	13,000.00	5.45	5.49	5.49	3.02	3.77	-30.83	4.15	502.80	2,016.88	3.87	10.42	2.10	5.45
200725	京东方B	14,950.00	14,950.00	7.70	7.40	7.70	4.80	5.69	-26.10	6.03	1,931.07	11,227.08	12.92	13.48	3.50	7.70
200726	鲁泰B	10,400.00	10,400.00	9.20	9.18	9.25	7.00	8.27	-10.11	8.20	894.37	7,433.02	8.60	16.30	4.17	9.20
200761	本钢板B	40,000.00	40,000.00	3.37	3.39	3.39	2.61	3.08	-8.61	2.98	4,933.83	14,693.77	12.33	6.12	1.80	3.37
200770	武锅B	12,500.00	12,500.00	5.35	5.30	5.40	2.72	3.44	-35.70	3.87	1,791.76	6,654.79	14.33	9.14	1.57	5.35
200771	杭汽轮B	8,000.00	8,000.00	5.94	5.73	5.88	3.19	3.94	-33.67	4.43	769.97	3,219.60	9.62	11.96	2.78	5.94
200869	张裕B	8,800.00	8,800.00	9.25	9.28	9.28	7.00	7.82	-15.46	8.03	798.31	6,258.24	9.07	14.45	4.20	9.25
200986	粤华包B	14,950.00	14,950.00	6.63	6.57	6.62	3.95	4.88	-26.40	5.26	1,890.22	9,459.98	12.64	10.93	2.44	6.63
200992	中鲁B	12,000.00	12,000.00	6.71	6.72	6.78	4.10	4.60	-31.45	5.43	1,971.08	10,081.69	16.43	13.96	3.15	6.71

ST 股票

000007	ST达声	14,359.37	7,956.00	8.73	8.85	8.93	5.34	7.13	-18.33	7.10	1,797.65	12,036.79	22.59	15.45	7.80	8.73
000011	ST深物业	49,254.47	9,129.00	8.34	8.38	8.55	4.90	6.22	-25.42	6.46	2,163.96	13,123.53	23.70	13.34	6.75	8.34
000014	ST深华源	5,964.68	4,522.04	13.20	13.50	13.78	9.18	10.79	-18.26	11.25	984.67	10,584.38	21.77	19.19	10.82	13.20
000017	ST中华A	39,952.75	7,637.67	5.82	5.80	6.15	3.40	3.97	-31.79	4.50	2,932.30	12,561.10	38.39	11.78	5.82	5.82
000025	ST特力A	22,028.16	3,418.00	11.89	11.57	11.70	8.42	9.23	-22.37	9.89	531.25	5,011.49	15.54	17.69	8.86	11.89
000030	ST盛润A	28,842.00	4,015.00	10.40	10.35	11.01	7.44	7.85	-24.52	9.13	711.60	5,954.24	17.72	16.80	10.09	10.40
000033	ST新都	28,772.35	6,700.35	7.77	7.81	8.07	5.13	6.09	-21.62	6.45	1,960.55	11,821.68	29.26	13.85	7.06	7.77
000047	ST中侨	12,040.46	3,292.46	7.46	7.09	7.95	4.56	5.18	-30.56	5.94	1,683.84	9,999.52	51.14	15.30	7.22	7.46
000048	ST康达尔	39,076.87	11,423.74	6.09	5.81	6.28	3.37	4.06	-33.33	4.37	4,093.77	17,461.58	35.84	17.86	6.09	6.09
000416	ST青[illegible]	11,367.90	6,258.73	21.70	21.90	23.20	20.43	21.93	1.06	21.89	579.90	12,560.20	9.12	25.39	12.03	21.70
000430	ST张家界	18,360.00	7,435.80	8.67	8.70	8.97	5.60	6.79	-21.68	7.12	2,183.46	14,283.59	29.36	13.68	8.04	8.67
000522	ST白云山	37,434.44	15,654.44	8.69	8.69	8.77	6.65	7.48	-13.92	7.19	1,770.13	13,035.01	11.31	11.58	6.30	8.69
000535	ST猴王	30,272.33	17,014.12	5.29	0.00	5.83	4.39	5.04	-4.73	5.03	2,300.25	11,546.22	13.52	8.49	4.43	5.29
000585	ST东北电	87,337.00	14,360.00	3.05	2.90	3.20	1.86	2.12	-30.49	2.40	9,076.19	21,862.21	63.20	8.15	3.05	3.05
000592	ST中福	29,440.47	8,730.82	6.19	6.00	6.45	4.05	4.63	-25.20	5.15	2,606.84	12,340.62	29.86	11.80	6.19	6.19
000602	ST金马	10,050.00	4,367.20	17.10	17.24	17.24	11.72	13.36	-21.87	14.50	31.63	569.93	0.88	26.15	16.00	17.10
000653	ST九州	29,671.14	21,704.24	2.95	2.80	3.10	1.44	1.59	-46.10	2.06	17,306.18	34,961.82	81.58	7.38	2.95	2.95
000658	ST海洋	15,703.16	9,971.50	6.35	6.03	6.03	2.66	2.95	-53.54	3.96	8,914.34	38,280.20	89.40	20.48	6.35	6.35
000662	ST红日	10,713.75	3,857.25	11.98	11.87	12.10	8.27	9.27	-22.62	10.00	530.04	5,015.70	13.74	16.85	10.06	11.98
000675	ST银山	11,435.03	3,315.00	6.95	6.60	7.22	3.51	4.56	-34.39	4.73	3,526.00	17,483.93	106.37	17.22	6.95	6.95
000689	ST宏业	11,128.00	4,888.00	5.15	4.89	5.68	3.02	3.39	-34.17	4.02	3,734.25	15,316.38	76.40	13.35	5.15	5.15
000788	ST合成	19,250.00	4,950.00	8.75	8.89	9.10	6.23	7.25	-17.14	7.61	1,144.67	8,541.64	23.12	15.74	7.60	8.75
000838	ST西化机	6,511.99	1,755.00	13.34	13.56	14.04	10.36	11.69	-12.37	12.08	298.36	3,539.93	17.00	20.93	12.12	13.34
001696	ST联益	13,686.40	5,158.40	8.98	9.05	9.24	6.03	6.71	-25.28	7.50	1,179.85	8,336.76	22.87	16.20	8.27	8.98
200011	ST物业B	6,145.93	6,145.93	4.82	4.79	4.99	2.89	3.07	-36.31	3.64	1,132.34	3,907.33	18.42	9.70	2.05	4.82
200017	ST中华B	17,862.06	17,862.06	2.95	3.00	3.15	1.86	2.00	-32.20	2.47	3,863.83	9,252.45	21.63	7.05	1.18	2.95
200025	ST特力B	2,640.00	2,640.00	8.02	7.94	8.15	5.32	5.59	-30.30	6.83	212.81	1,435.03	8.06	12.45	1.90	8.02
200030	ST盛润B	3,960.00	3,960.00	4.38	4.60	4.66	2.67	2.80	-36.07	3.61	460.61	1,563.61	11.63	9.90	1.81	4.38
200057	ST大洋B	7,920.00	7,920.00	3.35	3.52	3.80	2.58	2.71	-19.10	3.20	2,055.23	6,750.20	25.95	9.44	1.53	3.35

基金

184688	基金开元	197,000.00	197,000.00	1.02	1.00	1.00	0.85	0.90	-11.76	0.90	11,375.62	10,229.22	5.77	1.68	0.91	1.02
184689	基金普惠	197,000.00	197,000.00	0.99	0.97	0.97	0.83	0.89	-10.10	0.88	22,516.45	19,802.50	11.43	1.50	0.89	0.99
184690	基金同益	197,000.00	197,000.00	1.21	1.19	1.20	1.10	1.16	-4.13	1.14	44,076.57	50,546.33	22.37	1.65	1.07	1.21
184691	基金景宏	197,000.00	197,000.00	0.88	0.84	0.84	0.69	0.76	-13.64	0.76	29,532.26	22,562.87	14.99	1.33	0.80	0.88
184692	基金裕隆	298,500.00	298,500.00	0.96	0.92	0.92	0.79	0.85	-11.46	0.84	36,148.57	30,487.83	12.11	1.35	0.84	0.96
184693	基金普丰	298,500.00	298,500.00	0.98	0.95	0.95	0.79	0.85	-13.27	0.85	25,056.08	21,255.25	8.39	1.32	0.88	0.98
184695	基金景博	100,000.00	99,000.00	0.98	0.97	0.97	0.82	0.89	-9.18	0.86	34,660.98	30,502.42	35.01	1.99	0.90	0.98
184696	基金裕华	50,000.00	49,500.00	1.04	1.03	1.03	0.87	0.95	-8.65	0.94	10,237.63	9,576.00	20.68	1.28	1.00	1.04
184698	基金天元	297,000.00	297,000.00	0.99	0.97	0.98	0.83	0.89	-10.10	0.88	40,620.59	36,268.85	13.68	1.34	0.90	0.99
184699	基金同盛	298,500.00	298,500.00	1.04	1.03	1.04	0.91	0.98	-5.77	0.96	59,351.99	57,728.58	19.88	1.27	0.90	1.04
184700	基金鸿飞	50,000.00	47,500.00	1.17	1.16	1.17	0.93	1.02	-12.82	0.99	51,019.24	51,206.33	107.41	1.67	1.14	1.17
184701	基金景福	297,000.00	298,500.00	0.91	0.87	0.87	0.74	0.81	-10.99	0.79	44,383.37	35,394.83	14.87	1.18	0.82	0.91
184702	基金同智	50,000.00	49,716.07	1.14	1.13	1.13	0.93	1.01	-11.40	1.01	6,057.12	6,110.76	12.18	1.46	1.04	1.14
184703	基金金盛	50,000.00	49,750.00	1.00	0.98	0.99	0.77	0.85	-15.00	0.86	12,066.14	10,339.97	24.25	1.28	0.91	1.00
184705	基金裕泽	50,000.00	49,500.00	0.99	0.98	0.98	0.80	0.90	-9.09	0.88	13,948.42	12,147.77	28.18	1.32	0.91	0.99
184706	基金天华	84,209.12	84,209.12	0.93	0.90	0.90	0.81	0.86	-7.53	0.84	32,603.79	27,584.61	38.72	1.32	0.88	0.93
184708	基金兴科	22,708.84	22,708.84	1.04	1.03	1.03	0.88	0.92	-11.54	0.91	7,122.09	6,497.17	31.36	1.29	0.93	1.04
184709	基金安久	20,000.00	19,800.00	1.04	1.04	1.04	0.84	0.96	-7.69	0.91	15,364.19	14,070.87	77.60	1.54	0.79	1.04
184710	基金隆元	50,000.00	49,500.00	0.97	0.96	0.96	0.75	0.84	-13.40	0.84	8,310.20	6,911.95	16.79	1.27	0.89	0.97
184711	基金普华	22,685.90	22,685.90	1.08	1.04	1.05	0.83	0.92	-14.81	0.91	25,285.43	22,567.15	111.46	1.73	0.99	1.08
184712	基金科汇	80,000.00	79,200.00	1.04	1.03	1.03	0.86	0.93	-10.58	0.93	14,953.15	13,762.57	18.88	1.66	0.98	1.04
184713	基金科翔	80,000.00	79,200.00	1.04	1.01	1.02	0.84	0.92	-11.54	0.91	13,954.52	12,742.49	17.62	1.64	0.97	1.04
184718	基金兴安	23,921.27	23,921.27	0.99	0.97	0.98	0.80	0.87	-12.12	0.87	7,855.52	6,795.50	32.84	1.28	0.92	0.99
184728	基金鸿阳	200,000.00	198,000.00	1.00	0.99	1.00	0.91	0.96	-4.00	0.95	37,028.12	35,277.57	18.70	1.02	0.97	1.00
184738	基金通宝	50,000.00	49,750.00	1.05	1.05	1.05	0.86	0.94	-10.48	0.92	21,795.56	19,973.09	43.81	1.72	1.01	1.05

注：本表根据深圳证券交易所每日行情统计制作，涨跌未考虑除权除息

从71份公告看大股东占用资金

申万证券研究所 童驯

- ●上市公司大股东及关联方平均占用上市公司资金高达4.09亿元
- ●大股东占用资金不仅在绝对额上较大，而且与净资产的相对比例也较高
- ●71家上市公司中，至少有36家公司明确表示偿债形式包含土地使用权等各种形式的非现金资产
- ●部分公司的还款期限较长，计划分几年还清的现象比较常见

占用资金仍普遍，欠款数额比较大

近期，上市公司控股股东及其关联方占用资金及清欠计划的相关公告纷至沓来——因核查历年来大股东容声集团占用资金问题而停牌三个月的科龙电器，3月14日公告了核查结果，声称因关联交易容声集团对其欠款达12.6亿元；三九医药3月14日公告了大股东及关联公司还款进展情况，除股权转让外，大股东及关联公司已归还现金3.49亿元；ST高斯达20日披露大股东以资抵债，拟以帐面价值2483万元的房产抵偿7851.7万元债务；环保股份20日披露了由于高层"衔接"有问题而遗漏披露的1.67亿元巨资被关联方占用的情况。

统计和分析近几个月来大股东占用资金及清偿欠款的公告，我们发现，2001年11月以来的短短几个月中，沪深两市至少有70多家上市公司公告了资金被大股东及关联方占用的情况。从我们收集到的71家上市公司来看，大股东及关联方总共占用上市公司资金290.4亿元，平均占用金额高达4.09亿元，其中有9家上市公司应收关联方的欠款曾超过10亿元。比如，济南轻骑的独立董事称，由于历史和经营管理等方面的原因，济南轻骑应收关联单位及其关联公司的欠款至2000年末达到25.8亿元；三九医药在去年下半年的整改报告中称，截至2001年5月31日，大股东及关联公司占用公司资金余额约25亿元；神马实业日前公告，截至2001年12月31日，神马集团占用公司资金余额为12.67亿元。此外，首钢股份应收关联单位款项16.9亿元，科龙电器应收容声集团及其联属公司欠款12.6亿元，深石化应收其大股东深圳石化集团欠款12.6亿元，四川长虹被集团公司占用资金13.9亿元。

大股东占用资金不仅在绝对额上较大，而且与净资产的相对比例也较高。扣除净资产为负的ST中侨后，其余70家上市公司该指标的平均值为45.9%，并且东海股份、ST棱光、深石化A、南华西、江西纸业、济南轻骑等6家上市公司曾被关联方占用的资金超过公司的净资产，一旦关联方无力偿还债款，该类上市公司的命运可想而知，众所周知的被大股东掏空的ST猴王就是这样一个典型的案例。

还款方式多样化，非现金形式是主流

从71份公告的还款计划中可以发现，欠款方以非现金方式偿债居多。

71家上市公司中，至少有36家公司明确表示偿债形式包含非现金资产，包括转让股权、债权、实物资产、土地使用权、商标权、现金红利、银行转贷等各种形式。

比如，三九医药公告，现公司拟受让大股东及其关联企业的部分股权，以抵偿其对公司的欠款。

ST合成称，大股东将用部分资产评估值5200万元抵偿占用公司的资金。

山大华特称，山东声乐集团117.9亩工业用地的土地使用权，作价抵偿对山大华特的2004.30万元欠款。

ST高斯达3月15日公告，同意高士达药业以账面价值约为2483万元的6109平方米的商用房产权抵偿ST高斯达7851.7万元的债务。

ST北特钢公告称，欠款方北钢集团留在公司的长期股权投资13500万股，预计每年可分现金红利1500—2000万元左右，可用于支付欠款，同时北钢集团可用产品、库存物资、劳务、设备制造修理及技术服务等偿付欠款，必要时还可以其资产作价转让偿还剩余部分。由此来看，上市公司要想收回真金白银，难度的确不小。

当初上市公司巨额现金净流出，资金严重短缺，持续经营能力、支付能力、偿债能力大幅下降，而当欠款方以资抵债时，其中的劣质资产不但不能给公司带来任何转机，相反使公司的不良资产比例上升，讨债讨来的资产反倒成了包袱。

为了收到含金量高的资产，上市公司也曾做过努力。民族化工1月15日曾公告，公司董事会对大股东宁夏民族化工集团有限责任公司拟将其拥有的固定资产和土地共计7771.56万元用于偿还占用公司资金的议案进行了审议，认为这部分用于偿还的固定资产和土地存有质量问题，因此，不接收这部分资产和土地。有意思的是，该公司3月4日又公告，公司第一大股东宁夏民族化工集团有限责任公司以22258752.77元有效资产偿还占用公司的资金，至于具体是什么资产，公司未进一步详细披露。

还款期限普遍长，二至三年很常见

从清欠公告来看，部分公司的还款期限较长，计划分几年还清的现象比较常见。

广州冷机披露，应收大股东万宝冷机集团有限公司款项9091.32万元，集团公司承诺于2002年—2005年分别还欠15%、20%、30%和35%；应收广州万宝压缩机有限公司款项6105.67万元，该公司承诺2002年还款1000万元，2003年还款2000万元，2004年还清菱洗衣机有限公司总额29193.78万元欠款，拟由其以将来的盈利逐步偿还，并拟受让其部分资产。

美尔雅称，公司将在三至四年内将美尔雅集团公司及其关联公司对公司的欠款全部收回，具体比例为2002年清收欠款总额的20%，2003年清收欠款总额的30%，2004年内将清收全部剩余款项。

粤宏远A制订了五年清息。

此外，祥龙电业拟对大股东武汉葛化集团有限公司欠款在2004年底前全部清收，三毛派神的大股东兰州三毛纺织集团承诺2004年6月30日前归还8167.42万元全部欠款。不难发现，由于部分清欠方案中还款期限长，弹性大，不能排除隐藏着变数，上市公司几年后究竟能否收到满意的债款，我们将试目以待。

欠方案居多，以非现金偿还的方式居多，分期偿还的居多，以劣质资产抵债的情况也仍然存在，这一方面危及上市公司的持续经营和稳健经营，同时也侵犯了中小股东的利益。面对这些现状，上市公司自身需要加强法人治理结构，与大股东真正做到"五分开"；监管部门要完善信息披露制度和加强惩罚力度；而投资者则在关注上市

大股东及其关联方占用上市公司资金及清欠情况表

股票简称	占用金额（万元）	预计还款期限	非现金付款
北大高科	1143	已还清	无
深石化A	126000		有
深信泰丰	11691		有
ST 中侨	37200		有
深万山A	7487	未知	有
深 赛 格	36481		有
深圳华强	32750	已还清	无
赛格三星	72600	2002年底	有
许继电气	10000	已还清	

股票简称	占用金额（万元）	预计还款期限	非现金付款
民丰农化	4516		
首钢股份	169000	未知	
神州股份	7790	已还清	
三九医药	250000		有
深基地B	3000	2002年6月前	
深建摩B	8564	2004年年底前	
首创股份	1472	2003年	有
江西纸业	75744	已还清	有
龙腾科技	48125	2002年6月底以前	有

诺2002年还款1000万元，2003年还款2000万元，2004年还清剩余款项。

美菱电器则要求在对大股东合肥美菱集团总额36781万多元欠款中，今年清收8%，今后四年分别清收20%、30%、30%和12%；对于合肥美将清收全部剩余款项。

粤宏远A制订了五年清收欠款计划，即在欠款总额57418.28万元的基础上，2001年清收10%，2002年清收20%，2003年清收20%，2004年清收25%，2005年清收25%，欠款按月利率2.8‰计年后究竟能否收到满意的债款，我们将拭目以待。

可见，由于“三不分开”和“一股独大”等历史原因，大股东及关联方占用上市公司资金的现象仍然普遍存在，清欠情况也不容乐观。从清欠公告来看，框架式的清信息披露制度和加强惩罚力度，而投资者则在关注上市公司的公告、年报等公开信息之外，还需进一步关注控股股东等欠款方的经营状况和财务状况。否则，年年清欠年年欠，而这种情形又是市场所不愿看到的。

[illegible]	72600	2002年底	有
许继电气	10000	已还清	
华意压缩	32000		
河北华玉	6000	已还清	有
美菱电器	65975	2005年前	有
ST白云山	1513		有
粤华电A	5480		有
万向钱潮	9100		
苏常柴A	12199		有
粤宏远A	57919	2005年前	
蜀 都A	993		
ST东北电	21734		有
内蒙宏峰	43000	2002年	
西北轴承	31826		
东 北 药	56400		有
国际大厦	5736	已还清	
民族化工	2226		有
南 华 西	72129	2004年年底前	有
朝华科技	15900	已还清	
正虹科技	3200	2002年9月底前	
大冶特钢	61764	2002年年末	有
北京化二	27800	未知	有
环保股份	16700	年报公布前	
三毛派神	8167	2004年6月30日前	
ST 合 成	23200	2002年内	有
中国七砂	10100	2002年10月前	有
扬子石化	31047		
广州冷机	9091	2005年年底前	
山大华特	10104		有
科龙电器	126000		有

江西纸业	75744	已还清	有
[illegible]	[illegible]	2002年6月底以前	有
大庆联谊	22500	2002年6月底以前	有
美 尔 雅	36890	2004年年底前	
长征电器	8835		
三峡水利	16726		
邢台轧辊	11735		
黑化股份	15000	2002年7月前	有
中 发 展	3535	2002年年底前	有
兴业房产	30100		有
ST棱 光	31243	已还清	
乐山电力	3500	已还清	
青鸟天桥	17349	2002年4月30日前	
陆 家 嘴	121500	已还清	
太极实业	25724	2002年1月	
ST高斯达	13400		有
济南轻骑	258000		
数码测绘	8364		有
东海股份	121800		
上海港机	20000	2004年年底前	有
祥龙电业	44143	2004年年底前	有
神马实业	126700	2002年年底前	有
华北制药	88179		
四川长虹	139127	2002年6月前	
ST北特钢	16090		
ST吉发	31389	2002年	有
大化B股	21400	2003年度	有

注：本表数据由部分公开信息整理而得，更精确的数据敬请参见各上市公司相关公告原文。

期货业:春天真的来了

本报记者 薛莉

三月中旬,严冬仍然没有从京城退去。然而从中国期货业协会第一届理事会第三次会议上,却传出鼓舞人心的信息:去年成功实现恢复性增长的期货市场,将在会议确定的"自律、服务、发展"的宗旨下,进入新一轮的发展期。正如主管期货的中国证监会副秘书长汪建熙所感受的那样:期货业的春天,真的来了。

历经坎坷并重新找回自信的中国期货业,终于破开坚冰,启航在即。

以规范发展为前提

曾经有过的不规范,直接导致了期货业发展的停滞。在成熟资本市场极受重视的期货市场,在中国因不规范的行为付出了沉重的代价。

随着2000年年底期货业协会的成立以及此后监管部门实施的有效监管,加之期货从业人员高涨的发展要求所带来的积极努力,2001年,期货市场扭转了连续多年交易规模持续下滑的局面,实现了恢复性增长。全年成交合约1.2亿手,成交金额突破3万亿元人民币,分别比上年增长120%和87%。

与此同时,去年监管部门在加强期货市场监管方面也取得了新的进步,全年共审批期货经纪公司营业部157家,审批期货公司变更55家,审批筹建1家;继续打击违法期货交易,注销了19家不符合条件的期货经纪公司,通过年检对25家公司进行了重点处理,及时化解了经营风险;修订发布了《期货交易管理办法》,拟定了《设立期货公司的申报材料和程序》等12项监管文件,还与国家经贸委等4部委联合发布了《国有企业境外期货套期保值业务管理办法》。

有效的监管和规范的运作,成为期货业规范发展的助推力。有了去年恢复性发展的坚实基础,有了监管部门和期货业界发展期货市场的良好愿望,有了入世给期货业发展所带来的良机,今年的期货市场有望好戏连台。随着一系列新法规出台,一批新品种的上市,期货市场在规范发展的前提下,将孕育无数变革和生机。

以增加品种为契机

今年3月大商所推出了大豆合约的延伸合约"黄大豆一号",被业内视为期货市场向推出新交易品种方向迈出了实质性的步伐。

推出新的期货交易品种,活跃期货市场,一直是期货业界的强烈要求。在我国现有的期货品种中只有农产品大豆、小麦和金属铜、铝等12个品种,不仅门类少,而且很多真正重要的品种,如粮食品种稻谷、玉米,能源品种石油、金属线材等等,都没有推出来。在金融期货方面,股指期货这样一个在国际市场上被一致看好的品种,在我国也没有推出。

令人欣喜的是,这一局面正在发生变化。不久前,证监会汪建熙副秘书长表示,期货交易品种要增加。之后,在期货业协会第一届理事会第三次会议后的记者见面会上,身为上海期货交易所副总经理的彭俊衡向媒体透露,上海期交所已完成股指期货合约的开发工作,并将推出该合约的申请上报了中国证监会。他对这一申请获得主管部门的批准很有信心。

彭俊衡还表示,上海期交所在两年前就着手开发新的期货交易产品,在很多的品种方面投入了大量的人力、物力,除股票指数期货,还把国债期货、石油期货、大米期货,以及包括建材在内的其它商品期货,都进行了合约的设计和开发,进行广泛的市场调查。

种种迹象表明,以推出新的交易品种为契机,期货业迎来新的发展阶段,将为期不远。

以强化自律为手段

来自中国期货业协会的消息表明,经过历时一年准备,协会已通过了有关数据库的设计和所有的前期工作。从现在起,期货业所有从业人员及公司的信息资料,将全部上网公示披露。有关的数据录入工作已经开始。期货业协会会长田源表示,这是期货业完善行业自律,致力诚信建设的重要举措,将为行业的健康发展发挥重要作用。

在期货业协会第一届理事会第三次会议上,期货业协会从业人员行为监察委员会、研究发展委员会和法律委员会三个专业委员会正式成立。这是期货业协会自成立以来设立的第一批专业委员会,这些专业委员会的组建,标志着协会组织架构进一步健全,体现协会服务市场与自律管理职能的细化分工。

根据三个专业委员会各自提出的工作办法草案,各委员会将分别担负不同的职责,其中从业人员行为监察委员会的职责为:对期货从业人员的行为进行监督,对期货从业人员的违规、违法行为进行鉴定并提出相应的处罚意见报送协会理事会等;研究发展委员会的职责为:开展调查研究,对协会理论研究选题提出建议,对协会的战略发展方向及规划进行研究并提出建议,对协会与学术机构的合作计划进行研究并提出建议,对协会代表会员向立法机关、司法机关、监管部门等反映的期货市场发展中的情况和行业建议进行研究并提出建议等;法律委员会的职责为:研究期货市场法律问题,收集业内法律纠纷案例和立法建议,推动期货法律的制定、修改与完善,对行业弱势群体提供法律援助,调解期货纠纷,对违规会员提出处理意见,为公、检、法等司法机关提供期货专业界定服务等。

越来越多的期货从业人士认识到,随着自律措施逐步完善和深化,即将迎来大发展的中国期货业将向稳步规范迈出更加坚实的步伐。

期市 ABC

期货业的现状和未来

中国的期货市场走过了十年的历程,已经成为我国市场体系的重要组成部分,期货市场对完善我国市场体系、填补我国投资领域空白、发现商品价格、回避商品价格波动风险等机制和功能也得到了更为广泛的认同。

过去的2001年,全国期货市场交易规模与交易量都有较大的增长。中国加入"WTO"之后,期货市场将迎来更快的发展机会。

首先,外国市场进入期货市场的资金将不断增加。据有关报道称,境外专家测算,到2005年,中国每年将吸引约1000亿美元的外商直接投资,大量的投资客观上需要一个完善的、规范的、有效率的避险机制——金融衍生工具。同时,一些有潜力

市场焦点

为资本市场引入活跃交易机制

郑商所启动指定交易商制度

华中期货 李静涛

虽然今天才是郑商所指定交易商申请报名的截止日,但来自郑商所的消息称,已有不少期货经纪公司申请成为郑商所小麦交易的指定交易商。

郑州是我国期货市场的发源地,郑州商品交易所很长一段时间是国内期货界关注的热点,但从2000年至今,郑商所占全国市场份额逐年下降,小麦日成交量目前已减少到几万手。

推出新制度

为了改变这种冷清的市场局面,近日,郑商所推出指定交易商措施,指定交易商享有相应……要完成指定交易商协议规定的交易量,维持协议规定的持仓量及履行指定交易商协议规定的其他义务。同时规定,经交易所同意,在一些情况下,指定交易商的全部或部分义务可以免除,并且仍享受该措施及指定交易商协议确定的权利。

NASDAQ 是典范

实际上,指定交易商制度,是国际成熟市场中较为流行和普遍认同的一种市场交易制度。它已有30多年的历史,在风险投资市场所起的作用已获得各界的共识。指定交易商制……资市场发展到一定阶段的必然产物,是提高市场流动性和稳定市场运行、规范发展市场的有效手段。它已被许多成熟风险投资市场广泛采用,其中美国的NASDAQ系统及其场外市场堪称最成功的典范。由于指定交易商提供买卖双向报价并随时准备交易,使投资者不用担心没有交易对手,从而极大地方便了投资者,促进了场外交易的发展。

我国已有尝试

近年来我国在这方面也在进行着不断的探索。在我国……款明确规定:在宏观调控特殊需要时,(一级交易商)完成中国人民银行指定的交易任务,及时传导货币政策意图。中国人民银行在下达指定交易任务的同时,应适当兼顾一级交易商的利益……;另外,我国证券市场也在积极研究"指定做市商"制度。从国外的实践和国内的现实几方面来看,我国风险投资市场的发展需要一支既能保持市场流通性又能维持市场稳定的中坚力量,发展指定交易商制度刻不容缓,只有这样才能使我国风险投资市场尽早与国际接轨。

吸引来更多的资金介入小麦期市,同时也更加有利于小麦期市的规范发展。对于提高小麦期货市场流动性,扩大市场规模,进一步发挥期货市场功能,将起到巨大的作用。同时,引进指定交易商措施,不但会对小麦期市,就是对整个国内期市以至于证券等风险投资市场来说,都将是对现行交易制度的一种补充以及有益的探索。

当然,我们也应该看到指定交易商制度在我国资本市场上运作时间不长,尤其是在期货市场上还没有过尝试。因此,在这一新制度实施过程中

小虾看市

静待盘局打破

近日美盘先涨后跌,在上周五冲高474美分之后,本周卖压逐步显现,期价迅速下跌,截至周四,美盘已经下跌了17美分。本周影响美盘走势主要是美国国会是否能尽早通过新的农业法案。参众两院的草案都是降低大豆的贷款率,同时提高对玉米的贷款率,而白宫的意见是倾向于众议院的草案。由于这个法案的期限是6年,这将会长期影响美国农民的大豆种植积极性,市场对此的预期是利好,但如果新的农业法案迟迟不能出台,那么美国农业部只有继续执行旧的补贴法案,那么这对大豆将是一个利空的消息。虽然参众两院近日加快了协调步伐,在很多方面取得了一致,但仍旧需要面对很多未曾解决的议题,因此市场担心可能在3月份都不能通过新的法案,所以这是美盘受到压制的最大原因。

同样是受到政策影响,连豆的表现却和美盘大不相同,不过国内的政策不是农业补贴法案,而是我国的转基因政策。但由于人们对我国可能实施此条例的力度大小还不清楚,因此市场仍然是充满了观望气氛。

本周的连豆市场在多空双方重仓对峙的情况下,多头明显集中力量攻击近期合约,空头集中力量压制远期合约,近远期合约走出了背离行情,其中5月合约从上周五收盘价2069点稳步小涨10余点,而9月合约则从上周五的收盘价2056点小跌不到10点,但总体上

直接投资，大量的投资者现实上需要一个完善的、规范的、有效率的避险机制——金融衍生工具。同时，一些有潜力的新品种也会逐步推向市场，如石油、粮谷等，这将给市场提供更多、更好的避险和投资工具。

其次，近十年发展，市场为期货业培养、储存了一大批懂理论、会操作、有实践经验的期货专业人才，他们多年埋头苦干，矢志不渝，坚信期货业一定会有美好的未来。

最后，也是最重要的一点，就是经过长达七年的清理整顿，中国的期货市场进入了稳步发展的通道。九届人大第四次会议通过的“十五纲要”明确指出“稳步发展期货市场”，标志着中国期货市场从规范整顿阶段进入了规范发展的阶段。有关期货的法律法规也不断健全。

国务院颁布的《期货交易管理暂行条例》和中国证监会颁发的《期货交易所管理办法》、《期货经纪公司管理办法》、《期货业从业人员管理办法》、《期货经纪公司高级管理人员任职资格管理办法》于1999年9月1日起同时生效。另外，国家有关部门还颁发了其他有关文件，如财政部1997年发布的《商品期货交易财务管理暂行规定》。

（商祺）

为了改变这种冷清的市场局面，近日，郑商所推出指定交易商措施。指定交易商享有相应的权利和承担相应的义务：在权利方面，指定交易商享有交易手续费优惠及协议中规定的其他权利；在义务方面，指定交易商

……度。它已有30多年的历史，在风险投资市场所起的作用已获得各界的共识：指定交易商制度具有活跃市场、稳定市场的功能，依靠其公开、有序、竞争性的报价驱动机制，保障市场交易的规范和效率，是风险投

近年来我国在这方面也在进行着不断的探索。在我国的国债交易中，央行也在实行着指定交易商措施，在《公开市场业务暨一级交易商管理暂行规定》中的第十八条第二

……容缓，只有这样才能使我国风险投资市场尽早与国际接轨。

有益的探索

由此看来，郑商所及时推出指定交易商措施，此举将会

……场上运作时间不长，尤其是在期货市场上还没有过尝试。因此，在这一新制度实施过程中要对其风险有足够的认识和防范，保证这一新制度能顺利地、真正地、完整地在中国资本市场落地生根。

……周五收盘价2069点稳步小涨10余点，而9月合约则从上周五的收盘价2056点小跌不到10点，但总体上连豆依旧没有走出盘局，在5月合约临近交割只有1个多月的时候，持仓仍然高达30万手，决定双方胜负的关键是看空头有多少的大豆实盘能用来交割以及多头能接受多少实盘。这个时候，基本面和技术面的影响力自然降低，在这个时候，我们只能观望，等待盘局被打破。

三种交易品种的比较

	股指现货交易	股票现货交易	股指期货交易
交易对象	股指	单个股票	股指
可否卖空	可	不可	可
交割期限	随意	随意	有确定的期限
保证金	全额现金	全额现金	一般按全额的一定比例(如10%)有杠杆率
成交方式	主动要约 被动撮合 成交价格优先，时间优先	主动要约 撮合成交 价格优先，时间优先	主动要约 撮合成交 价格优先，时间优先
承受风险	只有整个股市的系统性风险	整个股市的系统性风险，个股风险	整个股市的系统性风险，单个期货品种风险，信用风险
是否需强行平仓	不需	不需	在到期日必须平仓
是否有套期保值功能	有	无	有
与指数变化的同步性	同步	不一定受指数影响，可能有大乖离	受指数影响，但平仓以前可能有一定乖离

一家之言

集股票现货和股指期货之长，避二者之短

不妨试试股指现货交易

胡康生

最近，证券市场中要求尽快推出新交易品种的呼声越来越高。这里我们提出一个经过长期研究的新交易品种——股指现货交易，它作为增加交易品种的解决方案既能集股票现货和股指期货之长，又能避二者之短，它将为股市参与的各个层面创造共赢局面提供一个宽广的平台。

一、股指现货交易的涵义与设计要点

1、交易对象

股指现货交易的对象是股票价格指数，由于股价指数是由众多上市交易的股票市值加权平均而成，所以相对于股票现货交易而言，指数交易属于一种衍生品种，为了便于交割，必须为指数交易设计一个合约，以使其对应于每一个指数位都有相应的价格。以上证综合指数为例，如果上证指数为2000.15点，我们便可设定其相应的合约价格为20.00元（去掉小数点后的尾数），随着指数的变动，价格也相应变动。在实际交易中，也可像股票现货交易一样，设定最小交易单位。

2、交易过程

交易过程设计与股指期货交易类似，股指现货允许做空，交易买(卖)方都必须支付保证金交付给开户机构，只有当买卖双方做了一次与原来相反方向的交易后(即平仓)，才能取回投资款，价差即其盈亏。例如，一投资者在2000点时开多仓买入了100份股指现货合约，花去保证金2000元，当指数为2090点时卖出100份，平仓后其利润为90元(不考虑有关的交易费用)。

3、保证金

为降低交易风险，股指现货交易采取足额现金交易，即买卖一份合约，必须按其价格全额交割现金，不存在杠杆融资交易的问题。

4、成交机制

股指现货交易的成交机制亦有其特殊性，称之为主动要约、被动撮合成交。股票现货成交的条件只需在某一价位上有≥此价位的买盘和≤此价位的卖盘同时存在就能成交，是先有成交才有价格，或者是成交决定当前股价。而对于股指现货交易，这是其中一个必要条件，它还有一个必要条件是此时指数必须经过此点位，也就是买卖盘是投资者主动设置的，而成交与否则是由大盘指数实际运行情况而决定的，即被动成交，成交顺序亦遵从价格优先，时间优先的规则。

5、交割时间

股指现货没有规定交割期限，买(卖)方什么时候做反方向交易都可以自行决定，这和股票现货一致而与股指期货不同，因此，它可以“捂”而不受时间限制。

二、股指现货交易与股票现货交易、股指期货交易的异同

为了使投资者更清晰地了解股指现货交易的运作、特性及功能，笔者将其与大家比较熟悉的股票现货交易和股指期货交易作一比较(见左表)。

从上述三类品种的比较可看出，股指现货既具有其他两个品种的长处又避免了他们的风险。

股指现货交易对中国股市发展的重要意义在于：1、有助于培育大型机构投资者；2、适合中小投资者进行指数化操作；3、为证券交易所和证券机构提供了扩展业务和增强竞争力的巨大机遇；4、有利于规范市场秩序，抑制恶庄的过度投机行为。

证券代码：600081　股票简称：东风科技　编号：临2002-008

东风电子科技股份有限公司
更正公告

由于工作失误，东风电子科技股份有限公司2002年3月20日刊登在《中国证券报》及《上海证券报》上的年报摘要中第七章董事会报告第八条利润分配预案第一项2001年度利润分配预案中“实际可供股东分配的利润为85,626,922.23元”有误，现更正为“实际可供股东分配的利润为75,537,273.37元”。

年报摘要中的资产负债表和利润及利润分配表有误，正确的会计报表附后。

注：公司刊登在上海证券交易所网站 www.sse.com.cn 上的年报全文是正确的。

附：正确的会计报表

特此公告，并向投资者致歉。

东风电子科技股份有限公司

2002年3月22日

资产负债表

[illegible]	[illegible]

资产负债表（续）

[illegible]	[illegible]

利润及利润分配表

[illegible]	[illegible]

前两个月经济运行相对稳定主要是由国内因素支持的,而全球经济回暖迹象的出现,更有利于今后的经济发展

轻重工业同步增长 出口形势持续向好

——2002年2月份宏观经济形势分析

湘财证券有限责任公司 北京天则经济研究所 执笔:张曙光 汪新波

1、工业增长较快,轻重工业同步增长

今年头两个月全国工业生产开局良好,呈现出较快的增长势头,累计完成工业增加值4039亿元,比上年同期增长10.9%,增速快于上年同期0.7个百分点。

从结构看,呈现以下特点:一是国有、股份制和外商投资企业生产增速较快,分别比上年同期增长9.1%、11.9%和11.5%;二是轻重工业同步增长,分别增长10.9%和11%;三是电子通信设备制造、交通运输设备制造、电气机械及器材制造以及化工、冶金五大行业增长较快,上述五大行业对工业增长的贡献率为48.2%,拉动工业增长约5.2个百分点。

2、商品零售稳中趋缓,消费物价低位持续

1-2月累计社会消费品零售总额6920.5亿元,比上年同期增长8.5%,其中1月份增长7.9%,春节所在的2月份增长9.1%。增长态势稳中有降,节日市场集中购物热潮有所降温。从所监测的31个旅游城市130家商业企业的统计调查看,春节"黄金周"期间商品销售收入同比仅增长1.4%。不过,汽车市场的回暖是消费的一大亮点,1、2月份限额以上批发零售贸易业汽车零售分别增长20.9%和21.1%,扭转了去年10月份以来连续3个月销售下降的势头。

2月份,居民消费价格总水平与去年同月持平,其中城市下降0.2%,农村上涨0.4%。

3、固定资产投资快速增长,新开工项目增加

今年前2个月,国有及其他经济类型固定资产投资1408亿元,同比增长24.5%。其中,基本建设投资715亿元,增长21.4%;更新改造投资216亿元,增长22.1%;房地产开发投资417亿元,增长30.2%。

与去年同期相比,固定资产投资呈现两大特点:第一,新开工项目增加,投资规模快速增长。1、2月份,新开工项目3107个,同比增加374个,计划总投资1596亿元,增长49.5%,平均投资规模达5138万元,增长31.5%。第二,到位资金增幅较高。本年资金来源2025亿元,比同期投资完成额多617亿元,同比增长30.3%,比同期投资增速高5.8个百分点。其中,国家预算内资金增长52.5%,国内贷款增长32.8%,利用外资增长12.7%,自筹资金增长34.4%。

4、出口形势持续向好,利用外资增长较快

受春节放假的影响,2月份我国实现进出口总值350.6亿美元,比去年同期下降5.8%,其中,出口191.4亿美元,增长0.8%,进口159.2亿美元,下降12.7%,当月实现贸易顺差32.2亿美元。前两个月,我国外贸进出口总值达757.3亿美元,增长8.8%;其中,出口408.4亿美元,进口348.9亿美元;分别增长14.1%和3.2%;累计实现贸易顺差59.5亿美元。

从前两个月的形势看,出口呈现出回升态势,外商投资企业、集体、私营企业在我国对外贸易中的地位稳步提高。从进口情况看,尽管关税已经从15.3%下降到目前的12%,但暂时还没有出现进口大幅上升的预期效果。不过,这种预期并非毫无根据,还有待进一步证明。入世之后,我国劳动力成本的比较优势可以得到有效发挥,随着企业国际竞争力的提高,我国外贸出口有望继续实现较快增长。

今年头两个月,利用外资继续实现较快增长,全国新批外商投资企业3963家,合同外资金额114.49亿美元,实际使用外资金额58.74亿美元,分别同比增长23.65%、24.41%和28.37%。截至2月底,全国累计批准设立外商投资企业393988个,合同外资金额7567.4亿美元,实际使用外资金额4010.98亿美元。

需要注意的是,由于一些地方把利用外资作为考核政绩的重要指标,因此在利用外资金额中含有一定水分。相对来说,外资虚报资产价值的情况容易出现在与国有企业的合资过程中,实际上是用少量资产占据较大的权益,挤占了国有企业的利益,对此应当引起人们的重视,加强管理。

★金融与资本市场运行★

1、存贷差继续扩大,居民储蓄快速增长

据初步统计,到2月末,广义货币(M2)余额为16.09万亿元,比去年同期增长13%,狭义货币(M1)余额为5.87万亿元,比去年同期增长10.9%。市场现金流通量(M0)为16642亿元,比上月有所下降,也低于去年春节期间(1月)的水平,某种程度反映出人们消费意愿不强。当月净回笼现金84亿元。现金回笼的主渠道是信用回笼。前两个月,现金投放和回笼相抵,净投放953亿元。

2月末,含外资的全部金融机构各项人民币贷款余额为11.4万亿元,按可比口径计算增长10.6%,比上月末下降0.3个百分点。含外资的全部金融机构各项存款余额为14.4万亿元,增长15%,比上月末上升0.3个百分点。一升一降表明存贷差继续扩大。前两个月各项贷款累计增加769亿元,其中,短期贷款增加220亿元,中期流动资金贷款增加5亿元,中长期贷款增加558亿元,票据贴现下降15亿元。个人消费贷款增加252亿元,其中,短期贷款下降11亿元;中长期贷款增加263亿元。城乡居民储蓄存款余额7.8万亿元,同比增长16%,增幅比去年同期高7.8个百分点,仅2月份净增3000亿元。

中央银行基础货币稳步增加,人民币汇率保持稳定。2月末,中央银行基础货币余额为4.07万亿元,增长14.8%,增幅比上年末高2.9个百分点。人民币汇率为一美元兑换8.2766元人民币,与上年末持平。人民币汇率保持稳定。

2、拆借回购交易放大,利率明显下降

工业增加值增长及结构状况

年 月	工业增加值(现价)		国有		股份制		外资	
	绝对数(亿元)	同比%	绝对数(亿元)	同比%	绝对数(亿元)	同比%	绝对数(亿元)	同比%
2001年1-2月	3629	10.2	2196	10.3	1008	11.9	840	12.4
2002年1-2月	4039	10.9		9.1		11.9		11.5

2月份经济特征

去除春节因素,今年前两个月工业增加值、外贸出口和固定资产投资较去年同期分别增长10.9%、14.1%和24.5%,开局比较顺利。但是,商品销售和消费物价走低,通货紧缩趋势未有很大改善,经济运行中的不利因素不可小视。

随着全球经济回暖和外部需求复苏,今年的出口形势会好于去年,但进口的增长也许会更快,经济工作的重心还要放在国内。在大的格局已经确定的情况下,具体操作方面仍然存在着较大的改进余地,这方面的努力对于保持今年以稳定为基调的经济形势是有利的。

居民消费物价指数增长走势


居民消费物价指数增长
2
1.6
1
0.5
0

社会消费品零售额与固定资产投资比较


社会商品零售额增长
固定资产投资累计增长
工业增加值增长
30
25
20
15
10

进出口增长比较


出口增长
进口增长
40.00
30.00
20.00
10.00

2、拆借回购交易放大，利率明显下降

2月份，全国银行间同业拆借及债券交易系统共运行17个交易日，累计成交3538笔，成交5262.83亿元，日均成交309.58亿元，较前月上升一成，较去年同期上升近五成。随着降息预期的出现和实际降息的实施，2月份本币市场利率较前月大幅下降，其中拆借市场和回购市场加权利率分别为2.2690%和2.0802%，较前月分别下降4.18%和2.85%。

3、股市对降息反应平静

春节长假，2月份股市只有10个交易日。节后开盘第一天，受降息政策的刺激，股指小幅上扬，在随后的交易日中震荡整理。由于政策操作迟滞，预期效应早已释放，与以往的降息一样，市场短期反应平静。整个2月份，股指围绕1500点下幅震荡，底部有所抬高。3月上中旬，受周边市场回暖影响，股指出现较大幅度的反弹，成交量明显放大。但基金重仓股表现谨慎，反弹较弱。







M0、M1、M2增长率



M0增长率
M1增长率
M2增长率

沪市2月走势图



开盘价
收盘价

★ 未来趋势与建议 ★

做好社保体制这篇大文章

今年2月有一个春节长假，由于春节月份变动的因素，通常需要把1、2月份一起考虑。前两个月工业生产、外贸出口和固定资产投资分别增长10.9%、14.1%和24.5%，为今年的经济运行开了个好头。前两个月经济运行的相对稳定主要是由国内因素支撑的，而全球经济回暖迹象的出现，更有利于今后的经济发展。

受美国经济出现复苏迹象的影响，世界银行对全球经济做出了乐观的预计，预计今明两年全球经济将增长1.3%和3.6%，从今年下半年起，经济将强劲回升，东亚经济也将会有良好表现。随着外部形势的好转和国外需求的回升，我国的出口也会好于去年，从这两个月的运行情况看，预示了出口形势出现了可喜的变化。不过，促进出口的工作不应放松，特别是在使人员和货物进出的便利方面，应下更大的功夫。与出口的情况不同，近两个月进口的变动方向与人们的普遍预测相反，但这并不能代表今年的总体趋势，入世的影响、关税率的调减，仍然有可能使进口的增长超过出口。这也是一种正常现象。

去年我国经济呈现前高后低的走势，本来低迷的消费物价，进入第四季度以后进一步走低，全年的工业品价格指数不断下降。今年前两个月的经济增长虽然有所回升，但消费物价依然走低，如果再联系到货币形势，问题就会更加明显。尽管中央银行春节期间第八次降息，但存贷差的继续扩大，居民储蓄的高速增长，使消费形势也不容乐观，春节期间和前两个月的消费增长就明显低于去年同期。而固定资产投资的增长虽然超过了20%，经济增长主要靠投资特别是财政投资拉动，但效应明显减弱。

看来，仅靠政府增加投资而没有民间投资的启动，难以解决经济生活中的通货紧缩趋势。事实上，通缩的危害并不亚于通胀，失业增加、产能闲置、商品积压，也是很大的浪费。而我国经济中的通缩趋势在很大程度上是由于体制性障碍造成的。因此，不在体制上做出重大调整而简单地加大政策操作力度，是难以解决通缩趋势这个难题的。

近年来，财政用于社会保障的支出明显扩大。2001年，城市居民最低生活保障的覆盖人数，由年初的400多万人扩大到年末的1120多万人，中央财政当年用于社会保障性支出是1998年的5.18倍。到去年年底，共有1.06亿职工和3346万离退休人员参加了基本养老保险；7629万职工和退休人员参加了基本医疗保险。3100多万企业离退休人员领到养老金，社会化发放率达到97%。成绩虽然不小，但急需解决的难题也不少。

以养老保险为例，目前有两种基本的养老保险模式，一种是现收现付制，是一种大锅饭体制；另一种是个人帐户制，主要由个人购买养老保险，是一种自己为自己负责的市场体制。从发展趋势看，世界各国无不趋向于将现收现付制改变为个人账户制。1991年6月，我国颁布了《国务院关于企业职工养老保险制度改革的决定》，开始着手改革社会保障制度；1993年引入私人帐户，实行社会统筹与个人账户相结合的基本养老保险体制。

但是，由于国情特殊，这样的制度安排从一开始就产生了扭曲，出现了由在职年轻职工为退休老职工负担社会统筹的历史遗留问题。由于传统体制下国家承揽了国有企业职工的养老、医疗，在实行现收现付的情况下，职工的社会保障缴费在发放工资以前已经作了扣除，职工不需要也没有个人账户积累。这样，在老职工的养老保障由现收现付制转向个人账户制后，势必出现"空账户"问题。

1997年建立统一的基本养老保障体制以来，现有职工不得不背负为其个人账户缴费和为老职工支付"社会统筹"的双重负担。对老职工的这笔养老保险欠账问题不解决，新的养老保险体系无法正常运作。弥补社保基金这块缺口的主要途径是，从国有资产中切出一块来补偿给老职工。去年提出的国有股减持就是朝这个方向迈出的一小步，但由于在减持价格问题上市场争议不小，还有待商讨。有鉴于此，可否将一部分国有股权(包括上市和非上市公司)先切给社保基金，后考虑定价问题。这样一来，不仅可以解决国家对老职工的社保基金的欠帐，而且使企业有了新的人格化的所有者，既有助于解决国有经济重组和国有股"一股独大"的问题，又有利于基金组织(机构投资者)在资本市场和公司治理中发挥重要作用。当然，也应看到，无论采取哪种方法，既要补上养老金等社会保险基金的缺口，又要对现有投资者予以适当的补偿，免不了会出现各方的利益冲突，但是，只要大家重视规则的建立，国有股减持和国有企业改革的进程就能向前推进。



经济月评
JING JI YUE PING

招商银行股份有限公司A股上网发行公告

主承销商：中国国际金融有限公司

重要提示

1、招商银行股份有限公司(以下称"发行人"或"招商银行")本次发行A股已获得中国证券监督管理委员会(以下称"证监会")证监发行字[2002]33号文核准。

2、本次发行方式为：网下向法人投资者(含战略投资者、证券投资基金和一般法人投资者)配售与网上向一般投资者以累计投标询价方式发行相结合。网下对法人投资者的配售由主承销商中国国际金融有限公司("中金公司"或"主承销商")负责组织实施，有关公告已分别于2002年3月19日和3月22日刊登在《中国证券报》、《上海证券报》和《证券时报》上。本《招商银行股份有限公司A股上网发行公告》(下称"《上网发行公告》")仅适用于上网发行部分。

3、本次发行经上海证券交易所(以下称"上交所")同意，上网发行部分由主承销商中国国际金融有限公司通过上交所交易系统进行上网发行。

4、本次发行的定价方式为：通过预路演确定初步价格区间，然后网下和网上投资者在公告的价格区间内申购报价，最后由发行人与主承销商综合考虑网下和网上申购情况协商确定最终发行价格。

5、本次发行结束后，有关本次发行股票的上市事宜将另行公告。

6、本公告仅对本次上网发行股票的有关事宜向社会公众作简要说明，投资者在作出投资决策前，请详细阅读《招商银行股份有限公司首次公开发行招股意向书》全文。该招股意向书全文可在招商银行网站(www.cmbchina.com)、中金公司网站(www.cicc.com.cn)、上海证券交易所网站(www.sse.com.cn)和全景网网站(www.p5w.net)上查阅。《招商银行股份有限公司首次公开发行股票招股意向书摘要》已刊登在2002年3月19日的《中国证券报》、《上海证券报》和《证券时报》上，供投资者参考。

7、在本次申购中，每一个投资者只能开设并使用一个帐号。任何投资者不得非法利用他人帐户或资金进行申购，也不得违规融资或帮助他人违规融资申购。

8、参加网下申购的法人投资者不得参与本次上网发行申购。

一、发行基本情况

1、本次发行价格区间为6.68元/股—7.30元/股。初步确定网上发售比例为30%，网下发售比例为70%。

2、本次发行总量为15亿股，上网发行数量暂定为4.5亿股，占本次发行总量的30%。主承销商将根据网上、网下申购情况利用回拨机制调整网上网下发行比例：如网上申购中签率低于1%，则从网下向网上回拨发行总量的10%(即1.5亿股)；如网上申购不足，而网下有超额申购，则将网上余股拨到网下；如网下申购不足，而网上有超额申购，则将网下余股拨到网上。回拨实施情况将在上网发行中签率公告中公布。

3、本次上网发行日期为2002年3月27日，在上交所正常交易时间进行(上午9:30-11:30，下午1:00-3:00)。如遇重大突发事件影响本次发行，则在下一交易日继续进行申购。

4、发行地区：全国与上交所交易系统联网的证券交易网点。

5、发行对象：在中国证券登记结算有限责任公司上海分公司(下称"登记公司")开立上海证券交易所证券帐户的境内自然人、法人等(法律、法规禁止购买者、参加网下申购的法人投资者除外)。

6、本次发行股票申购简称："招行申购"，申购代码："730036"。

二、发行方式

本次上网发行方式为利用上交所交易系统，在上网申购日指定时间内进行发行。由主承销商作为股票唯一"卖方"，将上网发行的股票存入其在上交所开设的股票发行专户。投资者在指定的时间内，通过与上交所联网的各证券交易网点，根据本公告规定的发行价格区间和符合本公告规定的申购方式进行申购委托。

申购结束后，由上交所系统主机按经核实的资金到位情况，统计有效申购总量和申购户数。发行人与主承销商综合考虑网下和网上申购情况协商确定最终发行价格，在发行价以上(含发行价)的申购股数称为有效申购股数，具体处理原则为：

1、如果有效申购股数总量小于或等于上网发行数量，申购者按其有效申购股数认购股票；

2、如果有效申购股数总量大于上网发行数量，由上交所通过摇号抽签进行股票分配。

三、申购股数与价格的规定

1、参与本次网上发行申购的每个股票帐户的申购量不得低于1,000股，超过1,000股的必须是1,000股的整数倍。

2、每个股票帐户的申购上限为150万股。证券投资基金不受此上限限制，但每只证券投资基金申购的最高上限不得超过以《招股意向书》刊登前一个交易日收盘价计算的其资产净值的10%；同一基金管理公司管理的全部基金持有发行人股票不得超过发行人总股本的10%。

3、投资者的申购价格须位于价格区间内(包括区间上下限本身)，申购价格可精确至0.01元。

4、每个股票帐户只能以一个价格申购一次，一经申报不得撤单。同一股票帐户的多次申购除第一次委托外，其它均视作无效申购。

四、发行申购程序

1、办理开户手续

凡申购本次发行股票的投资者，必须持有上交所的股票帐户卡。

2、存入足额申购资金

(1)已开立资金帐户但没有存入足额资金的申购者，需在网上申购日之前存入足额申购资金。

(2)尚未开立资金帐户的申购者，必须在网上申购日之前在与上交所联网的证券营业部开设资金帐户，并根据申购价格和申购量存入足额申购资金。

3、申购手续

(1)投资者当面委托时，应填写"代理买入股票委托单"的各项内容，尤其是股票帐户号码、申购价格和申购数量，必须填写清楚，不得涂改，并确认其资金帐户存款数额必须大于或等于申购股票所需的款项。投资者持填好的"代理买入股票委托单"及本人身份证或法人的营业执照、股票帐户卡和资金帐户卡到与上交所联网的证券营业部办理委托手续。柜台经办人员收到投资者交付的各项凭证后，复核各项内容无误，并查有足够的资金后，即可接受申购委托。

(2)投资者通过电话或其他自动委托方式委托的，应按各证券营业网点规定办理申购委托手续。

(3)投资者的申购委托一经接收，不得撤单。

五、配号与抽签

如果有效申购股数总量大于本次上网发行量，采用摇号抽签方式申购。

1、申购配号确认

申购日后的第一个工作日(3月28日)，各证券经营机构将申购资金划至其在登记公司开立的清算备付金帐户内。资金未到清算备付金帐户的申购将被视为无效申购。确因银行结算制度而造成申购资金不能及时入帐的，须在该日提供有效银行划款凭证，并确保3月29日上午会计师事务所验资前申购资金入帐。

申购日后的第二个工作日(3月29日)，主承销商和登记公司确认有效申购并对申购资金到位情况进行核查，由上海立信长江会计师事务所进行验资，出具验资报告。上交所交易系统主机对实际到帐资金(包括已按规定提供人民银行划款凭证部分)确认有效申购并按照时间顺序进行连续配号，每1000股有效申购确定一个申报号，配号结束后，由上交所将配号结果传送至各证券营业部。凡资金不实的申购，一律视为无效申购，将不给予申购配号。

申购日后的第三个工作日(4月1日)，投资者通过原申购的各证券营业网点确认申购配号。

2、公布发行价与中签率

主承销商将于申购日后第三个工作日(4月1日)在指定的报刊上公布发行价与中签率。中签率的计算为：中签率=(网上发行量/不低于发行价格的有效申购量)×100%。

3、摇号抽签

申购日后的第三个工作日(4月1日)，在公证部门的监督下，由主承销商和发行人主持摇号抽签，确认摇号中签结果，于当日将抽签结果通过上交所卫星网络传送给各证券交易网点，并于次日在指定报刊上公布摇号中签结果。

4、确定认购股数

申购日后的第四个工作日(4月2日)，投资者根据中签号码确定认购股数，每一个中签号码认购1000股。

六、清算与交割

1、申购结束后的第一个工作日到第三个工作日(共三个工作日)，登记公司对经会计师事务所验资确认的实际到帐资金进行冻结。所冻结资金产生的按企业活期存款利率计算的利息归发行人所有。有效申购资金划拨、冻结事宜遵从上交所有关规定。

2、申购结束后的第三个工作日(4月1日)，由登记公司根据摇号抽签结果进行清算交割和股东登记，并将申购结果发给各证券交易网点。

3、申购结束后第四个工作日(4月2日)，登记公司对未中签部分的申购资金予以解冻，并向各证券交易网点返还未中签部分的申购资金余额；同时将中签的申购款项在扣除发行手续费后划入主承销商在登记公司开立的清算备付金帐户。主承销商按照承销协议的规定将此款项划入发行人指定的银行帐户。

4、新股股权登记由登记公司根据上交所电脑主机传送的发行中签(或配售)结果进行。

七、发行费用

1、本次上网发行不向投资者收取佣金、过户费和印花税等费用。

2、上网发行手续费按实际成交金额的0.35%提取。由主承销商委托登记公司根据各参加上网发行的证券交易网点的实际申购量，将这笔费用按比例自动划至各证券交易网点的帐户。

八、发行人和主承销商

发行人：招商银行股份有限公司
地址：深圳市福田区深南大道7088号
电话：(0755)319 8888
传真：(0755)319 5200
联系人：郑先炳　邵作生　余国铮

主承销商：中国国际金融有限公司
地址：北京建国门外大街1号国贸大厦2座28层
邮编：100004
联系人：销售交易部
电话：010-65058106
传真：010-65058156

中国国际金融有限公司
2002年3月22日

招商银行股份有限公司发行A股法人投资者申购报价公告

招商银行股份有限公司本次发行15亿股A股从今天起开始接受网下法人投资者申购报价。对法人配售的有关事项已经在《招商银行股份有限公司发行A股对法人投资者配售的具体办法及申购预约公告》("《预约公告》")中说明。《预约公告》已于2002年3月19日在《中国证券报》、《上海证券报》和《证券时报》上刊登。有关发行人的具体信息，请参见已于2002年3月19日刊登在《中国证券报》、《上海证券报》和《证券时报》上的《招商银行股份有限公司首次公开发行股票招股意向书摘要》。本次发行的招股意向书全文可以在招商银行网站(www.cmbchina.com)、中金公司网站(www.cicc.com.cn)、上海证券交易所网站(www.sse.com.cn)和全景网网站(www.p5w.net)查询。

现将网下申购报价具体程序公告如下：

1.价格区间及网下配售数量

本次网下法人投资者申购报价的区间为人民币6.68元/股—7.30元/股，投资者的全部申报价格须位于此区间内(包括上下限价格本身)。

本次网下计划配售数量为10.5亿股(占发行总股数的70%)，其余4.5亿股(占发行总股数的30%)上网发行。网下配售包含向战略投资者配售不超过4.5亿股。网下最终的配售数量将取决于网上申购后回拨机制的执行情况。有关回拨机制的具体安排为：

如网上认购热烈(中签率低于1%)，则从网下向网上回拨1.5亿股；
如网下认购不足，而网上有超额认购，则将网下余股拨到网上；
如网上认购不足，而网下有超额认购，则将网上余股拨到网下。

2.申购的前提条件

(1)投资者本次申购未违反其公司章程及《公司法》等有关法律、法规的规定。

(2)已经收到了主承销商通过传真发出的《招商银行股份有限公司A股发行法人投资者申购要约》("《申购要约》")，表明该投资者已按照《预约公告》的要求通过了主承销商对法人投资者的资格审核。该《申购要约》中将详细列明报价格式及投资者的相关权利和义务。

(3)按照《申购要约》规定的格式进行申购报价。

3.申购时间

2002年3月22日至3月27日(法定节假日不接受申购)，前3个工作日(3月22日、25日、26日)接收申购的时间为每天9:00至17:00，最后一个工作日(3月27日)接收申购的时间为9:00至15:00。

投资者的申购时间以主承销商收到投资者《申购要约》传真的时间为准，且《申购要约》必须传真至本公告提供的专用传真号，以其他方式传送、送达一概无效。

4.申购方式

(1)法人投资者可以根据自己的判断，在价格区间内自行确定申购价格，每0.01元为一个申报价格价位，每个投资者只能申购一次；

(2)每个股票账户在任何价位的申购股数不得低于100万股，超过100万股的必须是10万股的整数倍；

(3)每个申购可包括不超过2个价位的申购报价，一经申购不得撤单；

(4)每只证券投资基金的申购上限不得超过其以《招股意向书》刊登前一个交易日收盘价计算的资产净值的10%；同一基金管理公司管理的全部基金持有发行人股票不得超过发行人总股本的10%。

(5)主承销商提醒投资者：根据《证券法》规定，持有一个股份有限公司已发行股份百分之五的股东，负有向有关部门报告、披露的义务。

5.申购款的缴纳

(1)投资者必须按照其定单中的最大申购金额足额缴纳申购款。

(2)投资者应当在2002年3月28日17:00时之前，将申购款汇至主承销商指定账户(以申购款到达主承销商指定的银行帐户的时间为准)。在此时间后到达的申购款视为无效，请投资者注意资金在途时间。

(3)申购款的缴付帐号

收款人：中国国际金融有限公司
银行名称：招商银行北京分行营业部
帐号：018928161000l
全国联行号：82201
同城交换号：458

(4)主承销商在收到申购款后将向投资者书面确认。

(5)投资者在办理付款时，请务必在汇款附言里注明由中国国际金融有限公司销售交易部在发送申购要约时提供的"客户编号"。鉴于申购资金的收款银行为招商银行，投资者可通过招商银行在全国的网点进行资金的及时汇划。

6.确定配售数量和申购款退回

(1)在网下簿记和网上累计投标询价均完成后，主承销商和发行人综合网下簿记和网上申购的情况协商确定发行价格，并根据网下和网上申购情况按本公告中确定的回拨机制确定最终的网下和网上的发行比例，随后确定配售给各法人投资者的配售数量，并书面通知投资者获配股数和应退的申购款金额。

(2)法人投资者无论获配与否，应退给其的申购款将统一在公告发行价当日开始返还。

7.其余事项

截止目前尚未参与预约登记的投资者仍可在3月25日中午12:00前参与预约登记，但申购报价及申购款划拨应在规定的时间内完成。详见本公告第3、第5(2)条规定。

8.主承销商联系方式：

中国国际金融有限公司
地址：北京建国门外大街1号国贸大厦2座28层
邮编：100004
联系部门：销售交易部
联系电话：010-65058106
接收申购要约专用传真：　010-65058156

注1：只此传真号接收的要约为有效要约。以其他任何方式送达、传送的一律不予接收。

注2：申购要约原件请寄回主承销商销售交易部用于备案。

中国国际金融有限公司
2002年3月22日

如网上认购不足,而网下有超额认购,则将网上余股拨到网下。
2.申购的前提条件

(3)每个申购可包括不超过2个价位的申购报价,一经申购不得撤单;
(4)每只证券投资基金的申购上限不得超过其以《招股意向书》刊登前一个

6.确定配售数量和申购数额
(1)在网下簿记和网上累计投标询价均完成后,主承销商和发行人综合网

中国国际金融有限公司
2002年3月22日

光大证券有限责任公司关于郑州宇通客车股份有限公司2000年度配股的回访报告

中国证券监督管理委员会:

郑州宇通客车股份有限公司(以下简称"宇通客车"、"发行人"或"公司")经中国证券监督管理委员会证监公司字[2000]58号文批准,于2000年10月实施了2000年度配股。本次配股是以1999年12月31日总股本11,382.1734万股为基数,按照10:3的比例向全体股东配售股份,由于国家股股东实际认购127.3510万股,其余放弃,国有法人股股东全部放弃配股,社会公众股股东可配2,162.8417万股,本次配股实际配售2,290.1927万股,配股价为10元/股。本次配股股权登记日为2000年10月18日,除权日为2000年10月19日,配售缴款期为2000年10月19日至2000年11月1日。本次配股后公司总股本增加至13,672.3661万股,所获准配股于2000年12月1日在上海证券交易所流通。本次配股总计募集资金22,901.927万元,扣除承销费、手续费等,实际募集资金22,223.3882万元,于2000年11月14日到位,并经河南华为会计师事务所以华为验字(2000)第601号《验资报告》验证确认。

根据中国证券监督管理委员会证监发[2001]48号文《证券公司从事股票发行主承销业务有关问题的指导意见》的要求,光大证券有限责任公司(以下简称"光大证券")作为宇通客车2000年度配股的主承销商,于2002年3月6日对宇通客车进行了回访,现将回访结果报告如下:

一、发行人募集资金使用情况

1、配股说明书披露的募集资金投向

本次配股说明书承诺的募集资金使用计划如下:

(单位:万元)

投资项目	总投资额	募集资金投资额
合资生产大中型客车技术改造项目	78,615.89	18,323.737
兴建宇通客车技术中心技术改造项目	4,848	3,878
合计	83,463.89	22,201.737

2、募集资金投资项目实施情况

截止本次回访之日,宇通客车2000年度配股募集资金投资项目实施情况如下:

(单位:万元)

投资项目	承诺投资额	已投资额	尚未投资额
合资生产大中型客车技术改造项目	18,323.737	0	18,323.737
兴建宇通客车技术中心技术改造项目	3,878	15.54	3,862.46
合计	22,201.737	15.54	22,186.197

截止到2002年3月6日,因承诺投资项目尚未正式启动,公司除兴建宇通客车技术中心技术改造项目前期使用募集资金完成投资15.54万元,占实际募集资金总金额的0.0699%外,其余募集资金尚未使用,尚未使用募集资金额为22,208.5382万元,占实际募集资金总额的99.9301%。

公司2000年度配股募集资金承诺投资的合资生产大中型客车技术改造项目的投资额为18,323.737万元,由于合资对象的变更,以及合资公司产品的调整,公司投资额实际减少为7,500万元,尚余募集资金10,823.737万元。为使募集资金尽快产生效益,经慎重研究,公司2002年2月召开的三届七次董事会审议通过变更部分募集资金投向的预案,拟决定将剩余募集资金10,823.737万元投资宇通客车销售服务中心项目,此项预案将提交年度股东大会审议。

截止回访之日,公司正加紧投资项目的组织实施。由于公司募集资金投资项目尚在准备实施阶段,仍属建设期,尚未产生效益,随着公司已投入项目的进一步实施及新项目的逐步投入,公司募股资金带来效益将逐步显现。

3、预计项目进度情况

由于合资生产大中型客车技术改造项目的合资对象和合资公司产品发生变化,以及对技术中心项目做了较大调整,故项目进度向后拖延。截止回访之日,本次配股募集资金仅使用15.54万元,尚未使用部分22,186.197万元在银行专户存储。

(1)合资生产大中型客车技术改造项目情况说明

由于合资对象由英国丹尼斯公司变更为德国曼商用车辆有限公司,同时为避免出现同业竞争,合资公司产品从客车及客车专用底盘变更为总长8.5m以上的客车专用底盘,故投资额大为削减,使公司项目投资从原计划18,323.737万元减少至7,500万元。

截止回访之日,合资建设大客车公司项目已经和德国曼商用车辆有限公司签定了合资协议。预计2002年5月合资公司将注册成立。合资公司主要产品为总长8.5m(含8.5m)以上的客车专用底盘,其中引进德国曼商用车辆有限公司底盘五种;投资总额为人民币31,867.5万元,注册资本为人民币15,000万元,宇通客车和德国曼商用车辆有限公司分别占50%的比例。

合资公司建设期间,将采取租赁厂房、设施的方式进行客车底盘以及有关零部件的开发、生产和销售。

(2)投资兴建宇通客车技术中心技术改造项目情况说明

原总体设计方案为建设技术中心办公大楼,改造现有计算机设计系统,增设实验装备,充实机加设备等,总投资4,848万元。但在项目设计和实施过程中,发现许多问题,如投资难以控制在规模以内,有的实验项目在技术经济性方面与公司的科研需求无法统一等等。

鉴于上述情况,公司组织专人对原方案进行了重新论证。新的方案减少了建筑设施,增加了装备的投资,控制投资规模。目前确定的技改内容为计算机设计系统、实验系统、模型加工中心三部分,并以贴近实际需要、着眼未来发展的指导思想逐项完成以下改造工作:进行计算机网络改造,提升设计系统软硬件功能;建设和改造整车检测线、重要零部件实验室和理化实验室;充实机加设备,建立模型加工中心。

二、发行人资金管理情况

宇通客车配股募集资金到位后,按照募集资金投资项目投入使用,未使用的募集资金以专户存于交通银行、浦发银行、光大银行、广发银行,资金存放较为集中。

根据宇通客车制定的《财务管理制度》,项目投资资金在使用时,项目负责部门提出书面申请,由公司财务部审核后,报公司总经理、董事会批准后实施,从而使公司的资金得到了安全有效的控制。

截止本次回访之日,公司现有5,000万元人民币资金委托河南智益投资发展股份有限公司进行理财,签订了资产委托管理协议,未发现该资产委托管理协议存在违法情况。

截止本次回访之日,未发现公司资金被控股股东郑州宇通集团有限责任公司占用的情况。

三、发行人盈利预测实现情况

光大证券对本次配股盈利所做的预测为配股后净资产收益率超过同期银行存款利率,此次配股完成后,当年公司实现主营业务收入119,896.83万元,比1999年度增长71.25%;净利润8,707.16万元,比1999年度增长23.17%,公司2000年加权平均净资产收益率为12.51%,全面摊薄平均净资产收益率为10.03%,公司2001年主营业务收入157,951.53万元,比2000年度增长31.74%,净利润9,842.51万元,比2000年度增长25.05%,加权平均净资产收益率为11.56%,全面摊薄平均净资产收益率为10.52%,均高于同期银行存款利率。

四、发行人业务发展目标实现情况

公司主营业务为大中型客车的生产和销售。2001年度公司采取了以下一系列措施,保证公司经营目标的实现:

1、以质量为中心;

2、抓技术管理,推行项目负责制;

3、全面安排生产,调整产品结构;

4、强化市场营销体系;

5、以三项制度改革为纲,积极推进内部改革。

由于以上措施的采取,2001年度公司主要经济指标再创历史最好水平。产销量和销售收入列同行业第二位,利润总额列第一位,其中中型客车产销量占全行业的33%(见中通车辆机械集团成员企业2001年12月份客车产销存汇总表和4季度主要经济指标汇总表)。

五、发行人配股上市以来的二级市场走势

宇通客车配股于2000年12月1日上市流通,上市首日开盘价15.96元,最高16.08元,收盘价15.92元,在配股除权后8个月的时间内,公司股价最高为19.50元,最低为15.65元,公司2001年7月实施了每10股派6元(含税)的方案,除息后至回访之日期间的股价最低下探至11.66元,现为15.14元,均高于配股价,这表明宇通客车的投资价值得到了市场的认同,配股定价比较合理,具有良好的适销性。

六、证券公司内部控制的执行情况

光大证券严格按照《证券公司内部控制指引》的要求,建立有效的内部控制制度。在发行业务方面,制定了《投资银行业务管理制度》、《证券发行内核小组工作制度》等,遵循内部防火墙原则,使投资银行部门与研究部门、经纪部门、自营部门在信息、人员、办公地点等方面相互隔离,防止内幕交易和操纵市场行为的发生。光大证券建立了投资银行总部,作为投资银行业务的管理部门及股票承销工作的协调机构,实施了有效的内部稽核。

宇通客车配股发行前后,光大证券严格遵循《证券法》的要求,未发生内幕交易和操纵市场的行为。

七、有关承诺的履行情况

宇通客车在本次配股公开募集文件中所披露的"国家股股东在本次配股中经国家财政部财管字[2000]143号文批准,宇通集团有限责任公司以现金认购其应配股份中的19.10%,即127.351万股,认购金额1,273.51万元,其余部分全部放弃"的有关承诺切实得到了履行。

在承销过程中,光大证券未给发行人提供过"过桥贷款"或融资担保。

八、其它需要说明的问题

光大证券和发行人均无其他需要说明的问题。

九、光大证券内核小组对回访情况的总体评价

光大证券已指定宇通客车2000年配股项目负责小组对宇通客车进行了回访,回访人员进行了必要的实地考察、资料核查等工作。光大证券内核小组认为,本回访报告客观公正地说明了宇通客车在本次配股完成后的下一年度(即2001年度)的生产经营、募集资金运用、业务目标实现、二级市场价格走势、有关承诺的履行等情况。

光大证券内核小组确认本回访报告不存在虚假、误导性陈述或重大遗漏。

光大证券有限责任公司
二00二年三月六日

证券代码:600220　　证券简称:江苏阳光　　编号:临2002-003

江苏阳光股份有限公司董事会公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第一大股东江苏阳光集团公司(持有本公司48.36%股份)于2002年3月18日向本公司董事会书面提案,建议本公司于2002年3月29日召开的2001年度股东大会上增加一项《关于对江苏阳光股份有限公司可转换公司债券发行方案及募集资金用途进行确认的临时提案》。董事会审核后认为,江苏阳光集团公司的提案程序和提案内容符合中国证券监督管理委员会《上市公司股东大会规范意见(2000年修订)》和《关于做好上市公司可转换公司债券发行工作的通知》(证监发行字[2001]115号)的有关规定,同意提交2001年度股东大会审议(提案附后)。

根据中国证券监督管理委员会《上市公司股东大会规范意见(2000年修订)》的规定,股东新的提案应由董事会审核后在股东大会召开日前十天公告,为使公司2001年度股东大会审议上述提案,董事会决定将原定于2002年3月29日召开的2001年度股东大会延期至2002年4月6日召开,其他事项不变(原于2002年3月29日召开2001年度股东大会的通知见2002年2月26日的《上海证券报》、《中国证券报》)。

特此公告。

江苏阳光股份有限公司董事会
2002年3月21日

附:

江苏阳光集团公司关于对江苏阳光股份有限公司可转换公司债券发行方案及募集资金用途进行确认的临时提案

根据中国证券监督管理委员会《关于做好上市公司可转换公司债券发行工作的通知》(证监发行字[2001]115号)的要求,请你公司2001年度股东大会对你公司第一届董事会第七次会议决议(公告于2001年5月23日《上海证券报》)、第八次会议决议(公告于2001年6月26《上海证券报》)、第十一次会议决议(公告于2002年1月4日《上海证券报》)和第十二次会议决议(公告于2002年2月26日《上海证券报》)通过的可转换公司债券("可转债")的发行方案和有关内容进行认真检查,并进行确认,具体如下:

1、可转债发行总额为人民币8.3亿元。

2、可转债年利率1%;

3、可转债期限3年;

4、转股期自可转债发行之日起一年后至可转债到期日止;

5、还本付息的期限和方式

利息每年以现金支付一次;在可转债到期日之后的5个交易日内,本公司将按面值加上应计利息以现金兑付所有到期未转股的可转债。

6、赎回条款

(1)赎回期

自可转债发行之日起一年后至可转债到期日止为可转债的赎回期。

(2)赎回条件与赎回价格

①自可转债发行之日起12个月至24个月期间内,如本公司A股股票连续20个交易日的收盘价高于当期转股价格的140%,本公司有权赎回未转股的可转债。当赎回条件首次满足时,本公司有权按面值102%(含当年利息)的价格赎回全部或部分在"赎回日"(在赎回公告中通知)之前未转股的可转债。若本公司首次不实施赎回,当年将不再行使赎回权。

②自可转债发行之日起24个月至30个月期间内,如本公司A股股票连续20个交易日的收盘价高于当期转股价格的120%,本公司有权赎回未转股的可转债。当赎回条件首次满足时,本公司有权按面值102%(含当年利息)的价格赎回全部或部分在"赎回日"(在赎回公告中通知)之前未转股的可转债。

自可转债发行之日起30个月至36个月期间内,如本公司A股股票连续20个交易日的收盘价高于当期转股价格的110%,本公司有权赎回未转股的可转债。当赎回条件首次满足时,本公司有权按面值102%(含当年利息)的价格赎回全部或部分在"赎回日"(在赎回公告中通知)之前未转股的可转债。

自可转债发行之日起24个月至36个月期间内,若本公司首次不实施赎回,当年将不再行使赎回权。

7、回售条款

在可转债到期日前一年内,如果公司股票(A股)收盘价连续20个交易日低于当期转股价格的70%时,持有人有权将持有的全部或部分可转债以面值102%(含当期利息)的价格回售予本公司。持有人在回售条件首次满足后可以进行回售,首次不实施回售的,当年不应再行使回售权。

8、附加回售条款

(1)、附加回售条件与附加回售价格

本次发行可转债募集资金投资项目的实施情况与公司在本募集说明书中的承诺相比如出现变化,根据中国证监会的相关规定可被视作改变募集资金用途或被中国证监会认定为改变募集资金用途的,持有人有权以面值102%(含当期利息)的价格向本公司附加回售阳光转债。持有人在本次附加回售申报期内未进行附加回售申报的,不应再行使本次附加回售权。

(2)、附加回售程序

在关于改变募集资金用途的股东大会公告后5个工作日内,本公司将在中国证监会指定报刊和互联网网站连续发布附加回售公告至少3次,行使附加回售权的持有人应在附加回售公告期满后的5个工作日内通过上交所交易系统进行附加回售申报,本公司将在附加回售申报期结束后5个工作日,按前款规定的价格买回要求附加回售的阳光转债。上交所将根据本公司的支付命令,记减并注销持有人的阳光转债数额,并加记持有人相应的交易保证金数额。

阳光转债持有人的附加回售申报经确认后不能撤消,且相应的阳光转债数额将被冻结。附加回售期结束,本公司将公告本次附加回售结果及对公司的影响。

9、本次可转债不向原股东安排配售。

10、本次发行可转债募集资金计划投资以下项目:

(1)投资18,848.10万元用于利用特种纤维生产功能性高级呢绒技术改造项目;

(2)投资2,995.20万元用于特种纤维加工技术改造项目;

(3)投资2,910.10万元用于利用纳米技术开发新功能精纺呢绒技术改造项目;

(4)投资2,650.3万元用于引进先进技术及设备、开发应用软件,提高后整理技术创新能力技术改造项目;

(5)投资13,000万元收购施威特、东升公司纺织生产线;

(6)投资15,200万元收购江苏阳光集团公司热电车间;

(7)投资5,600万元增资江苏佳思丽时装有限公司;

(8)投资9,000万元成立江苏阳光进出口有限公司;

以上项目补充流动资金10,370.8万元。

11、转股价格的确定及调整原则

(1)转股价格的确定依据及计算公式

根据《上市公司发行可转换公司债券实施办法》第四章第十九条之规定,本次发行的可转债以公布募集说明书之日前30个交易日公司股票的平均收盘价格为基础,上浮7%的幅度作为初始转股价格。

计算公式如下:

初始转股价格=(公布募集说明书之日前30个交易日本公司A股股票的平均收盘价格*(1+7%))

初始转股价格自本次发行结束后开始生效。

(2)转股价格的调整方法及计算公式

在本次发行之后,当公司因送红股、增发新股或配股、派息(不包括因可转债转股增加的股本)使股份或股东权益发生变化时,将按下述公式进行转股价格的调整:

送股或转增股本:$P1=Po/(1+n)$;

增发新股或配股:$P1=(Po+Ak)/(1+k)$;

两项同时进行:$P1=(Po+Ak)/(1+n+k)$;

派息:$P1=Po-D$。

其中:Po为初始转股价,n为送股率,k为增发新股或配股率,A为增发新股价或配股价,D为每股派息,P1为调整后转股价。

在本次发行之后,当公司因合并或分立等其他原因使股份或股东权益发生变化时,本公司将视具体情况按照公平、公正、公允的原则调整转股价格。

12、转股价格修正事项

当本公司股票(A股)在任意连续30个交易日中至少20个交易日的收盘价低于当期转股价格的80%时,本公司董事会有权在不超过20%的幅度内向下修正转股价格,当修正幅度为20%以上时,由董事会提议,股东大会通过后实施。修正后的转股价格不低于关于审议修正转股价格的董事会召开日前20个交易日本公司股票(A股)收盘价格的算术平均值。董事会或股东大会行使向下修正转股价格的权利在12个月内不得超过一次。

特此提案,请审核。

江苏阳光集团公司
2002年3月18日

证券代码:600060 股票简称:海信电器 编号:临2002-003

关于更换财务负责人的董事会决定

青岛海信电器股份有限公司财务负责人袁清林先生因工作调整将不再担任本公司的财务负责人职务。按照《公司章程》有关高管人员聘任的规定,本公司董事会同意解除袁清林同志原财务负责人职务。并同意聘任孙玉华女士担任本公司总会计师兼计财部部长职务。

特此公告

青岛海信电器股份有限公司董事会
2002年3月20日

附:孙玉华女士简历:

孙玉华,女,36周岁,毕业于青岛大学会计系。1986年加入海信,1986年11月至1996年4月,从事过青岛海信电器公司(原青岛电视机厂)会计核算和成本管理等财务工作;1996年4月至2002年2月,担任海信集团空调公司副总会计师兼财务部经理。现任本公司总会计师兼计划财务部部长。

证券代码 A股600663 B股900932 证券简称:陆家嘴
编号:临2002-002

上海陆家嘴金融贸易区开发股份有限公司关于延期披露2001年年度报告的公告

本公司原计划于2002年3月29日披露2001年年度报告,受公司下属投资企业审计进展情况的影响,公司决定推迟预约披露时间,经上海证券交易所核准,将年报披露日期调整为2002年4月26日。

特此公告

上海陆家嘴金融贸易区开发股份有限公司董事会
2002年3月22日

证券代码:600019　　股票简称:宝钢股份　　编号:临2002-004

宝山钢铁股份有限公司关于2001年度股东大会召开地址的通知

宝山钢铁股份有限公司一届七次董事会决定于2002年4月25日召开公司2001年度股东大会,公司已于3月9日公告了《宝山钢铁股份有限公司第一届董事会第七次会议决议公告暨召开2001年度股东大会的通知》,现将本次会议具体地址通知如下:

1、会议地址:广东省广州市环市东路326号亚洲国际大酒店

2、联系方法:

电话:021-26647000

联系人:虞红、康晓春、徐磊

特此公告。

宝山钢铁股份有限公司董事会
2002年3月22日

THE ASIAN WALL STREET JOURNAL.

DOW JONES | VOL. XXVI NO. 141 | FRIDAY/SATURDAY/SUNDAY, MARCH 22 – 24, 2002 | PUBLISHED IN HONG KONG | HK$12.00/RMB25.00

INSIDE TODAY'S PAPER:

◇ AUSTRALIA
PARLIAMENTARY BATTLE BEGINS OVER MEDIA OWNERSHIP RULES Page A3

◇ TAIWAN
DATA SUGGEST ECONOMY ON TRACK FOR GRADUAL RECOVERY Page A3

◇ THE EUROPEAN UNION
PLANNED RETALIATORY TARIFFS TARGET BUSH'S SUPPORT IN U.S. Page M8



LABEL CONSCIOUS
The $1,000 bottle of wine: Is it worth it?
Weekend Journal, Page W1



OUTSIDE INFLUENCES
Samsung turns to a 30-something Briton to lead the company's globalization
Networking, Page A5

WSJ .com

LINK OF THE DAY
See coverage of Global Crossing executives' testimony before U.S. congressional panel

COLUMN ONE

Bank Sale in Jakarta Leaves Many People Surprised, Confused

BCA Was Supposed to Mark A New Beginning for Reform

Did the Government Take the Easy Way Out?

By TIMOTHY MAPES
Staff Reporter of THE WALL STREET JOURNAL

JAKARTA—Right up to decision day, Ray Ferguson, Standard Chartered Bank's chief executive in Indonesia, was confident of victory.

His bank had put in the highest bid for PT Bank Central Asia—the backbone of Indonesia's banking system, with eight million customer accounts and 800 branches stretched across the world's fourth-largest country. After months of seeking a deal, the veteran emerging-markets banker had only one last competitor: a virtually unknown U.S. investment fund with about 40 employees, no banking experience and a local tobacco company for a partner.



Laksamana Sukardi

Then, Indonesia, where policy uncertainty has long been the bane of the business community, again surprised nearly everyone. Brushing aside Standard Chartered, Jakarta last week sold a 51% stake in BCA to Farallon Capital Management, a San Francisco-based hedge fund, and the main shareholders of PT Djarum, Indonesia's third-largest cigarette maker. The decision capped weeks of behind-the-scenes negotiations, intense lobbying, nationalistic appeals and fears of job cuts that, unbeknown to most observers, had combined to transform the British bank from clear front-runner into virtual political pariah.

For months, Indonesian officials had stressed that they wanted BCA to be the deal that would finally change Indonesia's dismal record on economic reform. By selling control of the country's most important bank to a private investor, economic officials hoped to end the political bickering and indecisiveness that have hamstrung economic recovery from the 1997 financial crisis.

But choosing the obscure fund over a global bank failed to put such concerns to rest. "I'm disappointed," says Mirza Adityaswara, a banking analyst with the Business Reform and Reconstruction Corp., a Jakarta business consultant. "Here was an investor who could help to bring in a healthier banking system in the future, offered a higher price, agreed to drop so many conditions. And

What's News—

Business and Finance

ANDERSEN WORLDWIDE hit a setback in its plans to merge its non-U.S. businesses with rival accounting firm KPMG International. Andersen's China and Hong Kong affiliates said they plan to merge with PricewaterhouseCoopers. Two days earlier, Andersen's 13 Asian affiliates had endorsed a KPMG merger. *(Page A1)*

* * *

Hutchison Whampoa's net fell 65% in 2001 as a world economic slowdown limited sales growth, and provisions for telecommunications investments cut earnings. *(Page A1)*

* * *

France Telecom posted its worst net loss in 2001, amid write-downs of assets acquired in the telecom boom. It was no closer to resolving a dispute with Mobilcom. *(Page A2)*

* * *

U.S. consumer prices rose slightly, helping ease inflation worries. Leading economic indicators were unchanged and fewer people sought first-time unemployment benefits. *(Page A2)*

U.S. stocks weakened Thursday after February's leading indicators suggested economic activity might sputter out after an initial burst. *(Page M6)*

* * *

Australia began a parliamentary battle to ease media-ownership rules, which could lead to a wave of mergers and acquisitions. *(Page A3)*

* * *

Taiwan's export orders fell and

World-Wide

VIOLENCE THREATENED U.S.-led Mideast truce talks:

A round of cease-fire negotiations was canceled after a suicide bomber in downtown Jerusalem killed two bystanders and wounded at least 60. Israeli troops had launched arrest raids in three West Bank villages hours after an earlier round of talks ended without agreement. But Palestinian officials said a truce is expected by Monday, the tentative date for a meeting between Arafat and U.S. Vice President Cheney in Cairo. *(Page A2)*

President Bush demanded the Palestinian leader do more to halt attacks on Israel.

* * *

Bush will visit Peru this weekend despite a car bombing that left at least nine dead and dozens wounded outside the U.S. Embassy in Lima. No one has claimed responsibility, but officials suspect the Shining Path rebel rebel group. *(Page A4)*

* * *

Demonstrators in China defied an official warning and converged on government offices in the industrial city of Liaoyang to demand the release of detained labor leaders. *(Page A3)*

* * *

Dozens of world leaders arrived in Monterrey, Mexico, for a two-day U.N. summit on alleviating global poverty. It is the first meeting in decades to address direct foreign aid.

* * *

Andersen Affiliates Break From Firm's Merger Plans

China, Hong Kong Practices Choose PricewaterhouseCoopers Over KPMG

Plan to Combine Non-U.S. Businesses With Rival Hits a Setback

By GABRIEL KAHN
And SARAH MCBRIDE
Staff Reporters of THE WALL STREET JOURNAL

HONG KONG—Plans to merge Andersen Worldwide SC's non-U.S. business with rival accounting firm **KPMG LLP** hit a setback as Andersen's China and Hong Kong affiliates announced they were breaking ranks to join with **PricewaterhouseCoopers**.

The announcement, which has yet to be finalized, comes just two days after Andersen's 13 Asian affiliates, meeting in Singapore, unanimously endorsed a merger with KPMG. It wasn't immediately clear how a defection by the Hong Kong and China practices would affect KPMG's broader plan to woo the rest of Andersen's non-U.S. practices.

Andersen partners around the world have been scrambling to salvage their businesses since the U.S. practice, **Arthur Andersen LLP**, became mired in the **Enron Corp.** scandal. On Wednesday, Arthur Andersen pled not guilty in a U.S. federal court to charges of obstruction of justice for shredding documents in connection with Enron.

"Whilst we remain deeply upset by the events affecting Andersen in the U.S.A. which have led to this development, we have no doubt that joining PricewaterhouseCoopers offers great opportunities and benefits for our firm," said Albert Ng, managing partner for Greater China.

Many Andersen partners across the region were caught off guard by the defection. "That was a big shock. I never expected that," said Edward Y. Way, chairman of TN Soong & Co., Andersen's affiliate in Taiwan. Hours earlier, Mr. Way had given an enthusiastic endorsement for his firm to join up with KPMG.

"I am surprised because I was with [the Andersen managing directors from China and Hong Kong] just the other day," said Cesar Purisima, chairman of Andersen's Philippine affiliate, SGV & Co. "It is unfortunate," he said, but he added, "I believe that this will not derail the KPMG discussions."

Still, losing Andersen's affiliate in China, one of the fastest-growing markets in the region, would represent a blow to KPMG. Big foreign firms have been positioning themselves in China ahead of the country's entry into the World Trade Organization, in anticipation of more business. The auditing business in particular is poised to open, because China had promised to issue licenses to foreigners who pass national accounting examinations after it joined the WTO late last year.

A combined Andersen-PricewaterhouseCoopers would become by far the biggest auditor of Hong Kong blue chips. If both firms were able to retain all their clients, they would audit a total of 14 of the 33 companies on the Hang Seng Index. KPMG, by contrast, currently audits 11.

If the merger is successful, it would create a behemoth of 6,000 workers in Hong Kong and China for the combined entity, dwarfing the other players. Spokeswomen at the firms, however, didn't rule out the possibility of future layoffs.

In Hong Kong, Pricewaterhouse already is the biggest player, with about 2,500 staff, followed by **Deloitte Touche Tohmatsu**. KPMG and **Ernst & Young** are tied for third place, with about 1,500 staff each.

Hong Kong and China partners from both Pricewaterhouse and Andersen plan

Hutchison's Net Profit Dropped 65% Last Year

Global Slump, Telecom Investments Hit Results

By JASON BOOTH
Staff Reporter of THE WALL STREET JOURNAL

France Telecom Posts Net Loss

Strong Operating Profit Inspires Investors to Push Shares Higher

Company Pledges to Cut Debt With Additional Asset Sales

By Valerie Venck, Taska Manzaroli and Chris Reiter of Dow Jones Newswires

PARIS—France Telecom SA slumped to its worst-ever net loss last year, reporting write-downs of 10.2 billion euros ($9 billion) for depreciation of assets acquired during the telecommunications boom of 2000.

In a move aimed at reassuring investors that it is serious about cutting its 60.7 billion euros in debt, France's incumbent telecommunications operator pledged a fresh eight billion euros in asset sales on top of the 12 billion euros already under way.

The wide 2001 net loss of 8.28 billion euros hid a strong operating performance. France Telecom's earnings before interest, tax, depreciation and amortization, or Ebitda, rose 14% to 12.3 billion euros, in line with expectations. Analysts see Ebitda is a key growth measurement for the company, and France Telecom shares rose early Thursday on this strong performance, as well as the company's forecasts for coming years.

France Telecom expects double-digit annual growth in both Ebitda and revenue from 2002 through 2005.

"These numbers highlight the financial strength of France Telecom, and in particular Orange," said ABN Amro analysts in a note, referring to France Telecom's wireless subsidiary. "France Telecom's statement that it expects double-digit Ebitda growth in 2002 may lead to an upgrade in our current forecasts of 5.5%."

Still, the gains were limited by continuing questions about the French operator's troubled relationship with German partner Mobilcom AG. Mobilcom Chief Executive Gerhard Schmid warned in Hamburg Thursday that France Telecom should put up promised funds for the development of third-generation wireless services, or buy him out—a move that would force France Telecom to consolidate the debts of loss-making Mobilcom on its own books.

Mobilcom was one of six companies that helped pay 8.5 billion euros on a license to offer 3G services in Germany, a gamble that will see it go head-to-head with established operators like Deutsche Telekom AG and Vodafone Group PLC. It is reliant on France Telecom to finance the venture.

Shares in Mobilcom were down nearly 10% at 35.71 euros each late Thursday. The battle with France Telecom has sent shares in Mobilcom down 40% during the past two months.

France Telecom shares were up 2% at 33.54 euros Thursday. Orange SA was up 3% at 7.94 euros.

Orange reported an 86% rise in Ebitda to 3.3 billion euros while raising its Ebitda-margin targets.

In addition to Orange's strong performance, France Telecom's Ebitda was boosted by directory and Internet-services provider Wanadoo SA and data-services unit Equant NV, which both turned Ebitda positive last year.

However, France Telecom's operating results were still overshadowed by the write-downs. Although widely expected, they cast doubts over the strategic options chosen by France Telecom's management in 2000.

France Telecom's net loss is "enormous," said Williams de Broe analyst Nigel Hawkins. "Provisions represent roughly 27% of France Telecom's market capitalization. The magnitude of the provisions is a telling story of the company's track record in investment policy."

France Telecom's write-downs included 3.19 billion euros for the depreciation of debt and shares in MobilCom, in which the French group has a 28.5% stake, as well as provisions of 4.58 billion euros for asset depreciation at U.K. cable TV operator NTL Inc.

Provisions for risks and charges linked to Equant, in which France Telecom owns 54.3%, amounted to 2.08 billion euros, while the company also wrote off 360 million euros for provisions and accelerated goodwill amortization for its stake in Telecom Argentina.

However, France Telecom Chairman Michel Bon defended his position, telling reporters: "The provisions that we've taken are maybe heavier than those taken by others, but it means we won't have to do this again." He added that the company isn't preparing for another net loss in 2002.

In fact, France Telecom's 2002 bottom line will likely be inflated by extraordinary gains from asset sales if the company moves ahead with its debt-reduction program, which should cut debt by between 18 billion and 28 billion euros by the end of 2003.

France Telecom's net debt stood at 60.7 billion euros at the end of 2001, narrower than the 64.9 billion euros at the end of June 2001 but in line with the 61 billion euros in debt reported in late 2000.

As a result, France Telecom has decided to dispose of more assets than initially planned, including its 26.6% stake in Italian company Wind, a move that observers said could cause trouble for Wind's majority owner, Italian utility company Enel SpA.

France Telecom also will sell its holdings in satellite companies and broadcasting unit Telediffusion de France.

These disposals are expected to raise a total of 8 billion euros, to be added to the 12 billion euros to be obtained by sticking to the original disposal program, which includes the sale of stakes in semiconductor maker STMicroelectronics and U.S. mobile operator Sprint Corp., the disposal of treasury stock and the sale of real-estate assets.

Israel Cancels Truce Talks After Attack

Palestinian Suicide Bomber Kills Two Others, Injures 60

Associated Press

A Palestinian suicide bomber blew himself up in a main shopping area in downtown Jerusalem on Thursday, killing himself and two bystanders and wounding at least 60, police said.

In response to the attack, Israel called off a round of U.S.-sponsored truce talks originally planned for later Thursday, a Palestinian security official said. Israel said no final decision had been made, but a U.S. Embassy spokesman confirmed there would be no cease-fire talks Thursday.

The U.S. is pushing to obtain a cease-fire ahead of next week's Arab summit, where Saudi Arabia is to present a plan that offers Israel comprehensive peace with the Arab world in exchange for a withdrawal from occupied territories.

Israel held Palestinian leader Yasser Arafat responsible for Thursday's attack, saying he has done nothing to rein in militants, despite repeated appeals, including from U.S. President George W. Bush.

In a telephone call to The Associated Press, the Al Aqsa Brigades, a militia linked to Mr. Arafat's Fatah movement, claimed responsibility for the bombing, which went off late afternoon along King George Street, near the site of several other recent shooting and bombing attacks.

The suicide bomber raised suspicions of pedestrians in the area, one witness told Israel TV's Channel One.

"I started following him," the witness said. "I told two cops about him, what he was wearing. They started following him. By the time they got to him he was already at King George Street. By that time, he blew up."

The witness said the suspect was wearing a denim coat with a hood, was smiling and kept looking backward.

Jerusalem Police Chief Mickey Levy said the blast killed three people, including the assailant, and wounded at least 60. Six of the wounded were in serious condition, Mr. Levy said.

One Arab man was led away from the scene by police. It wasn't immediately known whether he was being protected from angry bystanders who gestured and yelled at him, or whether he was a suspect.

Palestinian negotiators, meanwhile, said they were given to understand that Thursday's round of truce talks would take place.

Jibril Rajoub, the Palestinian security chief in the West Bank, said he was en route to truce talks with Israeli and U.S. officials on Thursday evening when he was informed by U.S. officials that Israel had called off the session.

Israeli government officials said no fi-

U.S. Consumer Prices Edged Up in February

Mild Rise Eases Concerns About Inflation Risks

Dow Jones Newswires

WASHINGTON—U.S. consumer-price inflation remained tame last month, helping ease concerns about inflation risks as the economy recovers.

Meanwhile, the composite index of leading economic indicators was unchanged in February, following a revised 0.8% advance the prior month, according to preliminary estimates by the Conference Board.

Separately, the number of U.S. workers filing first-time applications for unemployment benefits declined, providing another indication of an improving economy.

Consumer prices rose for a second month in a row in February, climbing 0.2%, the Labor Department said. The increase was slightly higher—0.3%—when typically volatile food items such as food and energy are excluded. Still, inflation didn't accelerate in annual terms: prices rose 1.1% in the year through February, the same rate as in January.

The numbers broadly matched Wall Street's expectations. Most forecasters expect inflation to recede this year even as the economic recovery gains speed. Leading forecasters expect consumer prices to rise just 1.4% this year, half the rate seen last year, said Blue Chip Economic Forecasts.

The Federal Reserve, however, has started to worry that U.S. interest rates may be too low given the speed of the economic recovery. The economy grew at a 1.4% pace in last year's fourth quarter, and is expected to have grown at a more than 4% clip in the first quarter of this year.

The Fed opted on Tuesday to leave its key federal-funds rate at a 40-year low of 1.75%. But the central bank hinted it may raise rates this year, saying the risk that inflation will intensify now equals the risk that the recovery will fizzle.

The Labor Department attributed the rise in consumer prices in February mainly to an acceleration in housing and apparel prices. Housing prices, which account for 40% of the overall result, rose 0.3% after a 0.2% increase in January.

Apparel prices rose 0.5%, the biggest increase in 11 months. Airline fares rose 1%, the biggest increase in eight months. Tobacco prices rose at their fastest pace in three months, climbing 3.8%. Food prices, however, rose more slowly, increasing by 0.2% after a 0.3% gain in January.

Those increases offset a 0.8% drop in energy prices and a 0.2% decline in transportation prices. Gasoline prices fell 0.4%, after rising 2.7% in January. Electricity prices fell 0.7%, and natural-gas prices dropped 3.3% in the biggest decline in four months. Prices of new vehicles fell 0.9%, the biggest drop since February 1987.

In a separate report, the Labor Department said average weekly earnings of U.S. workers, adjusted for inflation, declined by 0.1% in February as a 0.2% increase in consumer prices for urban wage earners and clerical workers was partially offset by a 0.1% increase in average hourly earnings. Average weekly hours remained steady.

Meanwhile, the Conference Board's index of leading economic indicators for February was at 112.4, unchanged following January's 0.8% increase and December's 1.3% advance. From a year ago, the index is up 3.1%. The index was equal to 100 in 1992.

Six out of the 10 indicators rose in February. The largest positive contributor to the index was real money supply, while the most significant negative contributor was stock prices. The gauge of new orders for nondefense capital goods was unchanged.

Ken Goldstein, economist at the Conference Board, said, "The U.S. economy has quickly turned from recession and is now firmly in recovery. But the road ahead is far from smooth, with sluggish profits and weak export demand restraining growth."

Meanwhile, initial jobless claims fell by 12,000, to 371,000, in the week ended March 16, the Labor Department said. But the department revised its estimate of claims for the previous week, raising it by 6,000, to 383,000. The four-week moving average of claims rose by 2,500, to 379,000, as a result.

Economists had expected a decline of just 2,000 claims, according to a consensus forecast of economists surveyed by Dow Jones Newswires and CNBC.

The total number of people drawing unemployment benefits rose in the week of March 9, the latest week for which that information is available. Continuing claims rose by 11,000, to 3,465,000. The unemployment rate for workers with unemployment insurance held steady at 2.7%.

Co-Pilot Is Blamed For 1999 Crash Of EgyptAir Jet

Associated Press

WASHINGTON—The U.S. National Transportation Safety Board blamed the crash of EgyptAir Flight 990 on the action of its co-pilot, who cut power to the engines and sent the plane downward to the sea.

The board said there was no evidence of any mechanical problems with the Boeing 767, which plunged into the Atlantic Ocean off the Massachusetts island of Nan-

Pakistani Prosecutor to Charge Four With Pearl's Murder

Indictment to Also Allege Kidnapping, Terrorism

Associated Press

KARACHI—The chief prosecutor in the case of slain Wall Street Journal reporter Daniel Pearl said he would file charges Friday against the alleged mastermind and three others accused in the journalist's kidnapping and murder.

sions of two of his clients—confessions he says will be retracted at Friday's session at the Sindh High Court.

"The earlier confession ... had been extracted under coercion," he said. "They were tortured."

The U.S. also has indicted Mr. Saeed,

Carnival Posts Steady Earnings Despite 10% Drop in Revenue

of any mechanical problems with the Boeing 767, which plunged into the Atlantic Ocean off the Massachusetts island of Nantucket in October 1999. The crash killed 217 people. In its report, the board didn't offer a reason for the copilot's actions. There has been speculation that he committed suicide.

The safety board said the co-pilot, Gameel El-Batouty, was alone in the cockpit when he disconnected the autopilot, reduced power to the engines, and sent the plane downward.

"There was no evidence of any airplane-system malfunction, conflicting air traffic, or other event that would have prompted these actions," the report said.

The report also said the co-pilot repeated the phrase, "I rely on God," for almost a minute and a half in a calm manner. This, the report said, "is not consistent with the reaction that would be expected from a pilot who is encountering an unexpected or uncommanded flight condition."

EgyptAir officials have suggested the crash may have been caused by a problem in the tail. In November 2000 and March 2001, the Federal Aviation Administration ordered inspections of the Boeing 767's elevator flaps on the tail that bend down or up to lift the plane's nose.

The safety board said there was no attempt by the co-pilot to try to stop the plane from heading toward the ocean.

The board didn't offer a reason for the co-pilot's actions.

charges Friday against the alleged mastermind and three others accused in the journalist's kidnapping and murder.

The indictment will charge Ahmed Omar Saeed Sheikh and three accomplices of murder, kidnapping and terrorism in the death of Mr. Pearl, the newspaper's 38-year-old South Asia correspondent, Chief Prosecutor Raja Quereshi said.

"We have not found the body, but it will not affect the case," Mr. Quereshi said. "There is other evidence which is sufficient for his conviction."

Mr. Pearl was kidnapped in Karachi on Jan. 23 while researching links between Pakistani extremists and Richard C. Reid, who was arrested in December with explosives in his shoe on the flight between Paris and Miami.

Last month, a videotape received by the U.S. Consulate in Karachi confirmed Mr. Pearl had been murdered. Some suspects remain at large, but Mr. Quereshi described his case as "very strong."

Among the reported evidence against the men is e-mail linking some of the suspects to Mr. Pearl's abduction, the confessions of two of the alleged accomplices and the testimony of a taxi driver who said he dropped Mr. Pearl off for a meeting and saw him shake hands with Mr. Saeed before getting into a car.

However, the lawyer for the three alleged accomplices, Khawaja Naveed Ahmed, said that much of the evidence against Mr. Saeed rests on the confes-

extracted under coercion," he said. "They were tortured."

The U.S. also has indicted Mr. Saeed, and the government is pushing for quick U.S. criminal charges out of concern that Pakistani authorities might release him.

A U.S. federal grand jury in New Jersey indicted Mr. Saeed on charges of conspiring to take Mr. Pearl hostage and then kidnapping him. Since the kidnapping resulted in Mr. Pearl's death, Mr. Saeed could face the death penalty if brought to the U.S. and convicted.

Pakistan has insisted that the investigation must take place here first. If charges are filed Friday in Sindh province's high court, Mr. Saeed could face prosecution before a Pakistani antiterrorism court within seven days.

Mr. Saeed admitted his role in the kidnapping in court Feb. 14 but later recanted. The statement is inadmissible because it wasn't made under oath.

The three other suspects were arrested Jan. 30 after the U.S. Federal Bureau of Investigation and police traced the e-mails announcing Mr. Pearl's abduction to a laptop belonging to one of them, Fahad Naseem.

Authorities said Mr. Naseem confessed and said Mr. Saeed told him three days before the kidnapping that he planned to abduct someone who is "anti-Islam and a Jew."

The other two suspects in custody are Sheikh Mohammed Adeel and Salman Saqib. Police are looking for several others.

ficials on Thursday evening when he was informed by U.S. officials that Israel had called off the session.

Israeli government officials said no final decision had been made. Paul Patin, a spokesman for the U.S. Embassy in Tel Aviv, said there would be no truce talks Thursday.

On Wednesday, a Palestinian suicide bomber blew himself up on an Israeli commuter bus, killing himself and seven other passengers. The militant Islamic Jihad group claimed responsibility.

The Palestinian Authority condemned Wednesday's attack, but had no immediate comment on Thursday's bombing.

The Al Aqsa Brigades identified Thursday's assailant as Mohammed Hashaika, 22 years old, a resident of the West Bank village of Talooza, north of the city of Nablus.

Meanwhile, in Washington, Mr. Bush said he was disappointed with Mr. Arafat's response to calls for an end to attacks on Israel, but said Vice President Dick Cheney would meet with the Palestinian leader only if he agrees to terms to end the violence.

A decision on Mr. Cheney's return to the region depends on a judgment by U.S. mediator Anthony Zinni, who is trying to nudge Israel and the Palestinians into cease-fire.

If "Zinni signs off on it, then I'm prepared to go back almost immediately for a meeting," Mr. Cheney said after reporting to Mr. Bush about the trip he took to the Gulf and the Middle East that ended Wednesday night.

"But it will depend on whether or not Arafat is complying" with U.S. demands for an end to violence, Mr. Cheney said, sitting alongside Mr. Bush in the Oval Office.

Mr. Bush said Mr. Cheney had told him there was a chance Arafat would approve a cease-fire plan devised last year by the director of the Central Intelligence Agency, George Tenet. "If that were to happen, in my judgment, I think it would be best if he would then go see Mr. Arafat," Mr. Bush said.

"We set some strong conditions and we expect Mr. Arafat to meet those conditions," Mr. Bush went on. "I frankly have been disappointed in his performance."

On Wednesday, expressing his frustration, Mr. Bush said Arafat had to do a better job of curbing violence against Israel.

"We expect him to be reining in those people with whom he's got influence," Mr. Bush said. "Clearly, he's not going to have influence with every single suicide bomber. I understand that.

"But we expect him to be diligent and firm and consistent in his efforts to rein in those who would like to disrupt any progress toward peace, and rein in those who would harm our friends, the Israelis," the president said.

Despite 10% Drop in Revenue

'Resiliency' in Wake of Sept. 11 Is Cited by CEO

Dow Jones Newswires

MIAMI—**Carnival** Corp. posted a better-than-expected fiscal first-quarter profit, but revenue declined 10% on soft booking levels following the Sept. 11 terrorist attacks.

"In the two months following Sept. 11, our advance bookings for 2002 cruises dropped dramatically because of the significant slowdown in travel," Chief Executive Micky Arison said Thursday in a prepared statement. "The subsequent recovery in our booking levels has greatly exceeded earlier expectations and demonstrates the resiliency of the cruise-vacation business."

Carnival, which is currently in a heated takeover battle with **Royal Caribbean Cruises** Ltd. for London-based **P&O Princess Cruises** PLC, said net income came to $129.6 million, or 22 cents a share, for the period ended Feb. 28, compared with $128 million, or 22 cents a share, a year earlier.

Carnival exceeded the mean estimate of analysts by five cents a share, according to a survey by Thomson Financial/First Call.

Revenue in the latest quarter fell to $905.8 million from $1.01 billion a year earlier, hurt by a decline in travel following the Sept. 11 terrorist attacks. Carnival said the decline in air travel and lower cruise ticket prices and occupancies were partially offset by a 2.3% increase in cruise capacity.

As a result of lower ticket prices and occupancies, the company said net revenue yields, or net revenue per available berth day, fell 7.5% from the year-earlier period. Net revenue yields, however, were better than the company's November forecast for a 15% decline. Looking ahead, Carnival said it is encouraged by recent booking levels, which have been running well ahead of last year. Prices on those bookings also have recovered from the discounted levels late last year.

If the current trend continues, the company said it expects revenue yields to improve throughout 2002. Carnival expects second-quarter and third-quarter yields to fall about 4% to 6% and fourth-quarter yields to increase slightly from the year-earlier fourth quarter.

Miami-based Carnival, which made an unsolicited offer to acquire Princess in mid-December, said Thursday it continues to work closely with regulators in the U.S. and Europe on its offer.

INDEX

A
Air China M3
Alaska Airlines A5
Alkermes A6
Amana Mutual Funds Trust A10
American Express A8
AMR A5
Andersen Arthur A10
AOL Time Warner A7
APN News & Media A3
Asia Logistics Technologies M3
Australian Gas Light M3
B
B/E Aerospace A4
Bank Central Asia A1
Bayerische Hypo- & Vereinsbank M6
BP M6
Bristol-Myers Squibb A6
C
CapitaLand M2
Changan Airlines M3
Cheung Kong (Holdings A3
China Eastern Airlines M3
China Southern Airlines M3
Citigroup A7
CNOOC A3
Coca-Cola Co. M3
Commerzbank M6
Continental Airlines A5
D
Delta Air Lines A5
Deutsche Bank A8,M6
Diageo A7
E
EgyptAir A2
Enron A10
Exxon Mobil M3
F
Fannie Mae M1
Fidelity Investments M5
First International Computer M3
Fitch IBCA M7
Freddie Mac M1
Fu Cheong International Holdings M3
G
Genentech A6
General Electric A7,M1,M6
Global Crossing M3
Goldman Sachs Group A8
Guangxia Yinchuan Industry M2
Gucci Group M6
H
Haihan Airlines M3
Han International Consulting M3
Henderson Land Development M3
Husky Energy A3
Hutchison Whampoa A1,A3
I
Iacobucci A1
Indonesian Satellite A3
Intel M6
Interpublic Group A7
J
John Fairfax Holdings A3
L
Legend Holdings M3
Lexmark International A7
Lloyds TSB Group M7
M
Merck & Co. A6
Merrill Lynch A8
Microsoft A7
Morrison Supermarkets M6
N
Nestle A4
News Corp. A3
Next M6
O
Oil Search M3
One.Tel A3
Orogen Minerals M3
P
Pacific Century CyberWorks M1
Pacific Investment Management M1
Pearson A3
PeopleSoft M1
PetroChina A3
Pfizer M7
Philipp Holzmann M6
Pirelli M7
Pirelli Finance Luxembourg M7
PT Astra International M3
Publishing & Broadcasting A3
R
Reliant Pharmaceuticals A6
S
Sampo M3
Sampo Technology M3
Samsung Electronics A5,A6
Santos M3
Saturna Capital A10
Shanxi Airlines M3
Shell Transport & Trading M6
Siam Commercial Bank M7
Singapore's Cycle & Car...
Singapore Telecommunications A3,M3
Smart ASIC Technology M3
Southwest Airlines A5
Standard Chartered Bank A1
T
T. Rowe Price Group M5
Taiwan Semiconductor Manufacturing A7
Television Francaise 1 .... M6
Telstra A3
Thai Military Bank M7
U
UAL A5
Uniwell Computer M3
UOB-Radanasin Bank M7
V
Vanguard Group M5
Vivendi Universal M6
Vodafone Group A3
X
Xinhua Airlines M3
Y
Yageo M3
Z
Zurich Financial Services ...

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CORRECTIONS & AMPLIFICATIONS

SHARES IN ASIA GLOBAL CROSSING LTD. were suspended Feb. 28 by the New York Stock Exchange because of the low price of the company's shares. An article in Thursday's edition said the halt in trading had come after auditors raised concern

The nasty truth is that U.S. President George W. Bush's recent decision to impose 30% steel tariffs has unleashed the world's protectionist hounds. Russia has banned imports of American poultry using steel as an excuse. The European Union is hopping mad, and considering new levies on some $2 billion of U.S. goods including citrus. Brazil is saber-rattling about the future of his prized Free Trade Area of the Americas.

Meanwhile, America's best friends are trying to explain this slap in their face. British Prime Minister Tony Blair, already facing a party mutiny for backing the U.S. on Iraq, called the tariffs "unacceptable, unjustified and wrong." And Australian Prime Minister John Howard, who said after Sept. 11 that this is no time to be "an 80% ally," is surely grateful for the 30% tariff he's received in return.

This is all the consequence of Mr. Bush caving to his political strategist Karl Rove, who argued that the electoral payoff from grateful steelworkers would be worth the risk. That's dubious. As the world's economic giant, the U.S. has a special obligation to lead. Mr. Bush's steel blunder is going to hurt him, and America, for a long time.

LETTERS TO THE EDITOR

Gloria Is Great

Say what you will about the record of President Gloria Macapagal Arroyo, ("Arroyo's First Year," Review & Outlook, March 13), the Philippines is a far better place for the private sector under her stewardship than at any time during the past three years. Business needs a degree of certainty in order to carry out its activities and the past 12 months have brought both political and macro-economic stability, including a level of fiscal control that to many was inconceivable a year ago.

The past year has also brought a stronger, more stable peso and low rates of inflation. These achievements were cited by Moody's Investors Services, which said in upgrading the country's sovereign ratings outlook that the one-year administration of President Arroyo has put the Philippines "back on the recovery track toward fiscal soundness and sustained growth."

Yes, the Philippines shares the challenges of emerging-market countries around the world in dealing with endemic poverty and corruption and export markets that have long been in recession. But this is also a country with a wide range of attractions for foreign investors, including a young, educated and productive workforce, a very strategic location, abundant natural resources and a government that has shown that it is committed to taking steps to make a good investment environment even better. Private-sector initiatives, particularly the employment opportunities they generate and the modern business practices they bring, will also play a role in helping the country deal with its economic challenges.

President Arroyo's record should be judged against the country she inherited when she took office just over a year ago, not the questionable computer model that the California Public Employees Retirement System used to withdraw from Indonesia, Malaysia, Thailand and the Philippines. The good news is just starting to come out of the Philippines—so if that is your measure of success, I would say the positive assessments of the credit rating agencies are very close to the mark.

TERRY EMRICK
PRESIDENT
THE AMERICAN CHAMBER OF COMMERCE
OF THE PHILIPPINES
MAKATI CITY, Philippines

Predicting Hong Kong's Future

I agree with your recent editorials criticizing Hong Kong's switch away from laissez-faire economic policies to a government interventionist agenda that Hong Kong Financial Secretary Antony Leung characterizes as a "proactive market enabler."

Imagine if, in the 1990s, the U.S. government had pursued an interventionist policy toward the then-emerging Internet industry. The intent would have been to "guide" this promising new sector of economic activity, helping it to focus development capital and efforts on whatever government officials and bureaucrats perceived as the key new technologies. As nightmare scenarios go, this would rank very high indeed.

Now further imagine what officials' response would have been to the downturn in the industry. Resistance, denial and rescue packages would doubtless have been forthcoming. A raft of "corrective" government actions would have been introduced. Officials would have loudly complained of the perversity of the market.

Yet all this meddling would have merely bought some time. And precisely that refusal to adjust to market realities would have amplified the losses. It also is very likely that the negative cash-flow spillover into other sectors of the economy would have been vastly more severe.

Apparently this is the policy approach now being undertaken by the authorities in Hong Kong. It must be a heartening development for Hong Kong's rivals. As government intervention in an economy grows, competitiveness wanes. The future is not difficult to predict.

STEPHEN CARTER
BANGKOK

Poverty Doesn't Breed Terrorism

I write with regard to "Zimbabwe's Tyrant" by George B.N. Ayittey (editorial page, March 7). Zimbabwe's brutal demagogue Robert Mugabe has been "reelected" in a less-than-fair election by "declaration." Mr. Ayittey's wisdom is painfully relevant. Tropical Africa, as Nigeria's president Olusegun Obasaanjo once said, "is the third world of the Third World."

Africa's desperate plight today is not the result of European colonialism, but rather of the failure of indigenous African leaders to "take care of their own." Instead of governing justly and encouraging economic enterprise, as Mr. Ayittey points out, they "badger the international community" for more economic aid.

The other day, World Bank President James Wolfensohn once again urged the wealthy nations to give more aid to alleviate poverty, which he said is a "breeding ground" for terrorism ("Crying Wolfensohn," Review & Outlook, March 8). Mr. Wolfensohn is wrong on two counts. Poverty does not cause terrorism. And economic aid to tropical Africa may have, as Mr. Ayittey suggests, done more harm than good.

One need only look at the chaos and poverty of Mobutu's Congo, which received hundreds of millions in aid. Today Zimbabwe and other African countries have a lower per-capita income than they did on the day they received their independence from European powers.

ERNEST W. LEFEVER
SENIOR FELLOW
ETHICS AND PUBLIC POLICY CENTER
WASHINGTON

Focused on the task of limiting the excess official power that was the legacy of a dictatorial past, the drafters of the 1997 constitution were not very sensitive to the issues that arise from the power of money. That resulted in a constitution with very weak provisions on limiting conflicts of interest. So on becoming prime minister, Mr. Thaksin simply transferred ownership to his son and wife. His business empire is overwhelmingly dependent on concessions from a government that he now heads, although the Thai government says he takes no part in any decisions involving his family business.

...nity for a new Thai-language daily that is stridently critical of the government. In the first three months since its launch last October, Sharp-Clear-Deep newspaper captured 16% of the readership market. The AMLO investigation, whose main target is the Nation Group, began just after this market share was revealed.

Mr. Thaksin is being encouraged and abetted in his clampdown by his coalition partners. In February 2001, he took the New Aspiration Party as his main partner and is now absorbing it into his own Thai Rak Thai Party. One of the NAP's two main leaders is Deputy Prime Minis-

...society. Mr. Thaksin may still have the opportunity to call on the reform wing to escape this stricture. But he may not have the willpower to take the risk. That would be clear evidence that business interests mean more to him than reform. The question then is whether the reformers in his party will allow themselves to become fellow travelers on this road towards authoritarianism, or whether they will rebel.

Ms. Pasuk and Mr. Baker are authors of "Thailand's Boom and Bust" and "Thailand's Crisis" (Silkworm Books, 1998 and 2000).

BUSINESS WORLD

Accountants Take the Blame

If we're going to bark up this poor denuded tree anyway, the mystery behind the laxity is easy to solve.

BY HOLMAN W. JENKINS JR.

Accounting firms are always saying reputation is their stock in trade, so it shouldn't be surprising that many Andersen clients are no longer interested in buying what the firm is selling. Its reputation has been besmirched by Enron and now by a criminal indictment.

Yet it's equally true that as clients duck out of the shop never to return, they go singing Andersen's praises. Merck fired the accounting firm while lauding its "excellent auditing services." Of course in doing so Merck was singing the praises of its own books, which have been audited by Andersen for more than 30 years.

If truth be known, the quality of Merck's accounting depends almost entirely on the integrity of Merck's officers. If they are sleazeballs, there isn't much the accounting industry can do about it. Indeed, the happiest upshot of the Enron fiasco is that the surviving accounting firms are likely to enjoy a distinct improvement in the quality of their customers now that American business is getting religion about clean numbers.

With any luck, Andersen's torture and widely expected death may also sate Washington's urge to be seen "doing something" about accounting, in which case the firm's sacrifice will have served a truly heroic purpose. Verily, reform has been in the air—at least in the air exhaled by U.S. congressmen—aimed at severing accounting from the consulting and tax services that auditing firms frequently provide to their clients. The proposal would make matters worse by starving the Big Four (Five, if Andersen survives) of the skills and brainpower they need to serve their multinational clients.

No evidence exists for the folk wisdom that consulting conflicts are the reason for an outbreak of bad accounting. Not only were there Enrons before the accounting industry took up consulting, there are today accounting scandals involving auditors who never did a lick of consulting. There are also clients who consume large quantities of accounting services and yet manage to enjoy reputations for exemplary bookkeeping.

The true conflict lies in a company paying an auditor to say nice things about it. Unlike consulting deals, which come and go every six months or two years, auditing relationships can go on for decades, providing a recession-proof stream of income (contrary to myth, Yale's Rick Antle has shown that profit margins are higher on accounting) that any sensible accountant would be loathe to risk. If anything, consulting provides a safety net lessening dependence on audit fees.

The mystery behind the mediocre financial reporting of the past decade is easy enough to penetrate. If investors didn't get rigorous, conservative accounting in the 1990s, it's because they weren't asking for it. The mood of American investors, not some unseen oscillations in the integrity of the accounting profession, explains this and just about every other serious outbreak of bad bookkeeping since the 1930s. It was never before, and is not now, the accountant's job to blow the whistle publicly. Even when they find a client impossible to work with, the Big Five walk away quietly without making accusations.

Why? Flip through a lawsuit brought in the U.S. in January by Frederick's of Hollywood against none other than Arthur Andersen. The lingerie maker complains that Andersen's decision to resign the account so spooked its lenders and suppliers that they yanked their credit lines, forcing Frederick's into Chapter 11 bankruptcy protection.

Important as honest bookkeeping is, let's not overdo it. The hunt for evidence of fraud in every firm that hits hard times is likely only to hobble the recovery and panic investors. Indeed, who knows whether investors are fleeing WorldCom today because they distrust its accounting or fear Washington's response to its accounting?

Fast-growing, speculative businesses will always be a challenge for anyone to evaluate properly. Most annoying about the furor over accountants and consultants cohabiting, though, is the assumption that conflicts of interest are somehow evidence of a world out of order. All professionals face intrinsic conflicts of interest in their work; dealing with them responsibly is what makes them professionals.

Andersen's death would be no more a tragedy than Enron's or Global Crossing's. Companies will still get their reports out. And to the extent that the business concentrates in the hands of the remaining Big Four, the Big Four will have that much more leverage to press their advice on their client CEOs.

Mr. Jenkins is a member of The Wall Street Journal's editorial board.

PEPPER . . . and SALT



"Globalco treats its employees like family, dear. Now, you have such a lovely face, why hide it behind those bangs."

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REVIEW & OUTLOOK

Hope and Despair

When corruption robs China's neediest, anger rises.

In China's northeastern rust-belt provinces, unemployment remains high as state-owned companies continue to shed workers. The newly unemployed typically have trouble finding jobs and are dependent on a minimal safety net provided by the government and their former employers. Many workers accept the fact that industries which were unprofitable must be restructured, but when they don't get the benefits they were promised and suspect that corrupt officials are plundering these funds, they often take to the streets in protest. Two weeks ago as many as 20,000 people protested in the oil-drilling center of Daqing, and this week the iron-working city of Liaoyang saw crowds of up to 10,000 on the march.

The Communist Party usually mobilizes to quickly defuse such outbursts of anger, since its biggest fear is that if dissatisfied workers were to organize, they might be able to start a wider movement that would pose a threat to the regime. But in Liaoyang this week the authorities seem to have made some missteps. Three of the protesting workers tried to negotiate with city officials on Wednesday but found themselves detained for their trouble. That stirred up more anger, and yesterday a crowd was reportedly pounding on the gates of City Hall demanding their release. They were apparently not appeased by an offer of severance pay and an investigation into alleged corruption at a bankrupt metal factory.

Chairman Mao liked to borrow Lenin's bon mot that a single spark can start a prairie fire; we can see that China's prairie is getting drier, but it's impossible to say when or how the spark will come. In the period before the Tiananmen Square massacre of 1989, pervasive corruption was one of the key issues that energized the student protesters and caused workers to support them. Now it is once again an explosive issue in cities across country. And a new controversy threatens to stir up bad feeling and undermine support for the Communist Party.

In late 1989, the beleaguered party tried to shore up its legitimacy by starting a new charity with a noble purpose, Project Hope (unrelated to the international organization of the same name). It began disbursing small sums of money to families living in the countryside who would otherwise be unable to afford the fees needed to send their children to school. At the time China had an estimated 30 million kids between the ages of six and 14 who had dropped out of school because of poverty, but within a few years the charity had reduced that number by 300,000.

It did so by garnering support from all corners of society, from dissident rock star Cui Jian to the People's Armed Police. The wives of Southeast Asian ambassadors posted in Beijing chipped in a few thousand yuan, and big companies like Motorola chipped in millions. Appeals even went out to the people of Taiwan and to Chinese living around the world. The result was that the China Youth Development Foundation, the Communist Youth League organization which runs Project Hope, raised more than $200 million over the last decade.

However, former staff of the charity recently alleged that more than $12 million of its assets were channeled into speculative investments, and provided documents showing that when the investments didn't pan out, the loss was concealed with other revenue. The organization's founder, Yu Yongguang, denies any wrongdoing. But while Project Hope was relatively transparent about its income and disbursement in order to reassure donors, it wasn't as forthcoming with information about the money waiting to be distributed. Unlike the China Charity Federation, which is audited pro bono by international accounting giant KPMG, Project Hope's books were overseen only by China's central bank.

In 1990, the bank prohibited charities from directly investing in profit-making activities. But a June 1993 article in the state-run China Daily makes it clear that this stricture wasn't being honored, and the problem of how to invest funds was even then a topic of debate: "Among the fund administration rules now under consideration is the provision that anyone engaged in businesses with Hope funds will face penalties if investments cause a decrease in the total amount of Hope funds."

The controversy over Project Hope has turned nasty in recent days, reflecting the damage that could be done to the Communist Youth League, the central bank and the Communist Party itself. The charity has accused the whistleblowers of slander, and one of them now says she is being threatened by her former colleagues.

All this is particularly disappointing because semi-autonomous organizations such as Project Hope were heralded as the beginnings of a true civil society in China. Instead, it appears the charity was afflicted with the same problems as so many other Party-related organizations. In past years, cadres have even pilfered relief supplies intended for disaster victims and sold them for personal gain, according to official investigations. Such scandals only add to the heavy burden of anger and disillusionment that the regime must carry. And as the protests in Liaoyang show, if not defused with credible commitments to better governance these feelings could spark a massive prairie fire.

Secretary of State Rove

Mr. Bush's steel tariff isn't based on principle.

The nasty truth is that U.S. President George backing the U.S. on Iraq, called the tariffs "unac-

RELEGATED REFORMERS

Thaksin's Slide Toward Authoritarianism

The Thai prime minister has become the hostage of political allies who have little sympathy for democracy.

By Pasuk Phongpaichit and Chris Baker

In recent weeks, Thai Prime Minister Thaksin Shinawatra's tussles with the local and international media have received worldwide attention. But these conflicts should be understood as a symptom of a more fundamental political struggle. On a range of issues, Mr. Thaksin's government has been sliding away from its original reformist promise to "think new, act new, for every Thai." This will only stop if those party members who believed in that original promise rebel against the current trend.

In recent months, serious political commentary and debate have almost disappeared from Thailand's radio and television broadcasting. The two major suppliers of such programming, the Nation and Watchdog groups, were thrown off the air by the stations that formerly broadcast them. Meanwhile, newspapers which take a critical stance have been denied advertising by companies owned by Mr. Thaksin's family and his allies, with at least one owner being asked to drop a critical columnist.

An opinion pollster also came under pressure after publishing survey results showing Mr. Thaksin's popularity was slipping. And a major controversy has erupted over an investigation into the bank accounts of critical journalists and activists by the Anti-Money Laundering Office. Although he is chairman of the agency, Mr. Thaksin insists he knew nothing about the investigation. The recent threat to expel two reporters from the Far Eastern Economic Review and the de-facto ban on distribution of an edition of The Economist are significant because they caused the international media to focus attention on a trend that they largely ignored until it ensnared them too.

The tendency now is for commentators to blame this lapse into authoritarianism on Mr. Thaksin alone, his police background and his top-down CEO style. He is portrayed as the knight on a white horse now revealed as a troll mounted on a toad. In this conventional wisdom, he is copying the methods of Singapore and Malaysia in controlling the media.

The truth is both simpler and more complex. Mr. Thaksin's moves against the media first got their impetus from the simple matter of conflict of interest. They were then welcomed and strengthened by some of the most conservative elements in Thai society and politics.

A decade ago, Mr. Thaksin became Thailand's richest entrepreneur from the profits of oligopoly telecom concessions granted by government. And although he undoubtedly has political ideals, many see his entry into politics in the 1990s as driven by a desire to protect and extend his business empire.

Focused on the task of limiting the excess official power that was the legacy of a dictatorial

Mr. Thaksin is not alone in being vulnerable to charges of conflict of interest. His cabinet also includes the former heads of the largest auto-parts manufacturer and the largest entertainment group, as well as the former lobbyist of the largest Thai conglomerate.

But Thailand has a vigilant civil society. Over the last year, whistle-blowing non-governmental organizations, campaigning academics and maverick journalists have highlighted instances where there were suspicions the government was promoting the commercial interests of its big business members. They questioned why the government proposed to cancel $5 billion of payments due from telecom conces-


POLICE
THAKSIN

Illustration/H. Harrison

sionaires. They wondered why the prime minister twice visited India just at the time the Indian government's rental of Shinawatra satellite services came due for renewal. They also questioned whether industrial zoning laws were changed to favor Toyota because the industry minister has business interests that are a major subcontractor of the car manufacturer. In every case the government strenuously denied the accusations of conflict of interest.

However, each revelation also provoked the government to tighten its grip on the media. Fortunately this grip is not complete. A controlled press is a boring press, and The Nation Group recognized that the government's intimidation of the media created a market opportunity for a new Thai-language daily that is stridently critical of the government. In the first

ter Gen. Chavalit Yongchaiyudh. One of the last active survivors of Thailand's age of military politics, he has dedicated himself to expanding the role of the military as a conservative force in society. Since Mr. Thaksin took power, he has won for the military a greater role in activities ranging from drug suppression to anti-poverty campaigns, and many surplus generals have been employed as government advisers.

Mr. Chavalit believes the military has a special role in bringing about a "harmonious" society. This means suppressing dissent. On becoming prime minister in 1996, he revived the internal security apparatus and centralized it under his own command. One of his aides recently visited the pollster who published details of Mr. Thaksin's falling popularity, and AMLO fell under his ministerial supervision. Indeed he has consistently claimed the agency did nothing wrong in investigating the bank accounts of activists and journalists, and resigned from supervising AMLO when an inquiry found it was at fault.

The NAP's second leader is Snoh Thienthong, the most prominent active survivor of the provincial political leaders known as "godfathers" who dominated Thai politics from the 1980s. The godfathers initially rose to prominence during the rule of military dictators and continued to flourish in electoral politics, but they have little enthusiasm for democracy. Mr. Snoh mobilized the Village Scouts—rural vigilantes from the Cold War era—to oppose the new constitution of 1997, describing it as a communist plot.

The godfather-dominated governments of the 1990s were as keen as Mr. Thaksin to suppress the media. That was because the press reveled in exposing the godfathers' scandals over land deals, illegal logging, highway contracts and other provincial pork-barreling. So it is no surprise that Mr. Snoh has said that he sees the worst threat to Thailand as "too much freedom."

Mr. Thaksin's TRT party, on the other hand, began as a party of reform and still has a significant reform wing, including old student activists from the 1970s and various young idealists. Over half the parliamentary party are first-time members of parliament, many in their 30s. These reformers helped put together the popular policies and smart election strategies which led to the party's landslide victory.

But as the party has consolidated its hold on power, the influence of these reformers has diminished. A combination of big business, old military hands and provincial godfathers has become dominant because this old guard has the money, seniority and experience which count in the day-to-day political bargaining process. In recent weeks, some of the TRT reformers have been privately voicing their uneasiness over their party's slide to the right.

To protect their commercial privileges, Mr. Thaksin and his business colleagues in the cabinet have become hostage to the dictatorial vestiges which still survive in Thai politics and society. Mr. Thaksin may still have the opportunity to call on the reform wing to escape this

mitted to seeking partnership in this long-term process," he said, "but we

porations, which he says will be privatized as quickly as possible.

the government inquiry said the links are under investigation.

gation or if the firm received a subpoena.
The lawyer, Nancy Temple, has main-

auditors routinely send trunks of documents over to be shredded, and often

—Jonathan Weil contributed to this article.

Afghan Adviser Faces A Daunting Challenge

Ashraf Ghani Seeks Economic Cures Amid Chaos

Government Must First Win Confidence of Donors

By Ahmed Rashid

Special to The Wall Street Journal

KABUL—Ashraf Ghani may be the only man in Afghanistan more harried than interim leader Hamid Karzai.

Mr. Ghani, the 58-year-old former anthropology professor and World Bank official, is Mr. Karzai's senior economic adviser and head of the newly formed Afghan Assistance Coordination Authority, which is to oversee the $4.5 billion pledged to the country in January by wealthy nations meeting in Tokyo.

Mr. Ghani, like his boss, has his work cut out for him. So far, none of the Tokyo money has arrived, and the government is living hand-to-mouth to meet its running costs. The government has received grants of as much as $10 million each from India, Pakistan, Saudi Arabia and the United Arab Emirates, which Mr. Karzai carried back in suitcases because there is no banking system in Kabul. The government also has $100 million in cash and $120 million in gold unfrozen by the U.S. in January. (The administration of President Bill Clinton had frozen those assets to punish the Taliban regime).



Ashraf Ghani

Like much else in Afghanistan, the monetary system is in shambles. Three local currencies issued by various warlord factions are creating havoc and fueling inflation. On city streets, thousands of unemployed crowd ministries and United Nations offices looking for jobs. Beggars have staked out houses where foreigners live, and Afghans holding university degrees work as drivers for foreign agencies. Most cities are utterly destroyed, with no running water, sewerage or central heating, and only intermittent electricity.

For all that, Mr. Ghani is hopeful, even a little audacious. At a critical meeting with donors and U.N. agencies Feb. 28, he issued tough talk: Kabul, not the donors, would set priorities and development agendas. "We are fully committed to seeking partnership in this long-term process," he said, "but we must demand that it be a partnership of equals." While that miffed some donors, others understood. "He was pretty ruthless," says a U.N. official. "But now everyone agrees that what he said makes a lot of sense."

Mr. Ghani, a former professor of anthropology at Kabul University, left Afghanistan after the 1979 Soviet invasion and taught at Johns Hopkins University in Baltimore. For the past eight years he has worked in the World Bank's Russia department, learning how donor countries and multilateral lenders operate. He asked for a leave of absence from the World Bank after the Sept. 11 terrorist attacks on the U.S. so he could help the U.N. Special Representative to Afghanistan, Lakhdar Brahimi, prepare for the December conference in Germany that established the interim government. He has since left the World Bank and U.N. to join Mr. Karzai's government.

The Afghan Assistance Coordination Authority "will be the focal point until we can empower the different ministries to take over the task and make them self-sufficient," Mr. Ghani says. "The purpose of this authority is to work itself out of a job."

The authority's first challenge will be establishing the financial transparency needed to win the confidence of donors, no easy task in a country where everything from jobs to investment is secured with kickbacks and tribal patronage. "Procurement of raw materials lies at the heart of transparency," Mr. Ghani says.

Mr. Ghani throws out ideas by the minute. He wants to use solar energy and minihydroelectric projects as the driving force for village development in order to save fuel and distribution costs. He is trying to set up a $100 million fund for the reconstruction of Kabul University with the help of the Carnegie Endowment and several U.S. universities. He is creating an Afghan Peace Corps to allow young, educated Afghans in the West to teach for six months in Afghan villages.

That isn't all he wants from expatriate Afghans. Given their money, expertise and technology, he wants them to take over ruined state industries and corporations, which he says will be privatized as quickly as possible.

U.S. Agents Raid 14 Sites Tied to Mirza

Investigators Seek Links To Funding of Terrorism

By Jerry Guidera
And Glenn R. Simpson

Staff Reporters of The Wall Street Journal

WASHINGTON—U.S. federal antiterrorism agents raided 14 homes and businesses affiliated with a wealthy investor and political donor who serves as chairman of an Islamic mutual fund.

Acting on sealed warrants, agents from the U.S. Treasury Department and the Federal Bureau of Investigation seized records from locations used by M. Yaqub Mirza, including a Georgia poultry plant and several offices in the Washington, D.C., suburbs. No arrests were made and no assets were frozen. Treasury Department officials declined to discuss the raids, saying only that they pertained to Operation Greenquest, a Customs Service operation to cut off funding for terrorism.

Mr. Mirza is chairman of the board of Amana Mutual Funds Trust, a no-load mutual-fund company with about $43 million in assets and publicly traded funds that says it invests according to Islamic principles. At least one of the addresses used by the fund and other entities associated with Mr. Mirza, 555 Grove St., in Herndon, Virginia, was raided.

"They're on a wild-goose chase," said Phelps McIlvaine, an executive at Amana investment adviser Saturna Capital, which has a nearly 20-year relationship with Mr. Mirza. Messages left for Mr. Mirza weren't returned. Saturna, of Bellingham, Washington, handles all calls to Amana. Mr. McIlvaine said he is confident the Amana funds aren't tied to terrorism.

U.S. investigators appear be most interested in Mr. Mirza's role as an officer of the Saar Foundation, a nonprofit organization started in the 1970s by members of Saudi Arabia's al-Rajihi family, which has interests in banking, construction and real estate.

Steven Emerson, founder of the Investigative Project, an antiterrorism watchdog in Washington, said officials are trying to determine if Saar was used to build a terrorist-funding network in the U.S. "There's a suspicion that this group was involved in money laundering for al Qaeda and other Islamic terrorist groups," he said. A person familiar with the government inquiry said the links are under investigation.

When Enron's Auditors Were on a Tear

Employee Recalls Massive Document-Shredding Operation

By Ken Brown

Staff Reporter of The Wall Street Journal

> "I was out in the hall dragging some of those trunks [of documents] in. There were probably 12 trunks out in the hall at that point in time and there were probably five or six in the trunk room. And I was emptying them, going through them and mumbling. I was not happy."
>
> *—From the deposition of Sharon L. Thibaut, who ran Andersen's Houston document-shredding room as its supervisor of records*

Enron Corp. was starting to implode last autumn when the woman who ran the document-shredding operation at Arthur Andersen LLP's Houston office received an odd request.

Andersen's Enron auditors asked her to send over eight trunks to be filled with documents needing to be shredded. Soon after, they asked for six or seven more trunks—each holding about 45 kilograms of paper. Over the next day, the Enron team sent dozens of boxes and trunks filled with nearly 1.8 metric tons of paper, destined for the shredder, according to Sharon L. Thibaut, who ran Andersen's Houston document-shredding room as its supervisor of records.

Ms. Thibaut said she had never seen so much shredding. Soon, the 1.5-by-2.4 meter shredding room was overflowing with documents—and the office's support staff was grumbling.

"I was out in the hall dragging some of those trunks in," Ms. Thibaut said in a deposition in a civil lawsuit filed in a Houston U.S. federal court against Enron. "There were probably 12 trunks out in the hall at that point in time, and there were probably five or six in the trunk room. And I was emptying them, going through them and mumbling. I was not happy."

Much has been written about Andersen's destruction of Enron auditing documents, which are at the heart of an indictment handed up by a federal grand jury in Houston. Andersen is contesting the criminal obstruction of justice charge in the case. But the Thibaut deposition lays out the mundane daily mechanics of Andersen's shredding operation, which took place in its main Houston office, several blocks from Enron, where the Andersen auditors had their offices. Ms. Thibaut, who says she reluctantly took over responsibility for shredding, says volume ordinarily ebbed and flowed throughout the year, depending on when audits were finished.

Occasionally, she said, some documents that should have been saved made their way to the shredder. Those were dubbed "oops events."

The deposition also shows the frenzy of activity that occurred as Enron collapsed. A lawyer in Andersen's Chicago office sent an Oct. 12 e-mail to the Enron auditing team, reminding them they should be following Andersen's document retention-and-destruction policy. That policy requires partners save only those documents that can be used to support or defend the firm's final audit opinion, except in cases of threatened or actual litigation or if the firm received a subpoena.

The lawyer, Nancy Temple, has maintained in testimony before the U.S. Congress that her Oct. 12 e-mail was intended to remind the audit team to follow the firm's policies when working on draft memos in progress and wasn't intended as an instruction to destroy documents. But some partners in the Houston office have cited the Oct. 12 e-mail as the basis for the shredding that took place, according to lower-level Andersen employees in recent depositions they have given in the civil litigation.

In a recent report on the document destruction, Andersen's lawyers at Davis Polk & Wardwell said the Enron auditors in Houston met several times on Oct. 23, and added that the pace of the document destruction picked up drastically after that. Those meetings occurred a day after top Enron auditors met with Enron executives and learned that they expected to receive a letter from the U.S. Securities and Exchange Commission asking for accounting-related material from Enron, specifically those related to the Enron partnerships run by the former chief financial officer, Andrew Fastow.

The report says there "is no evidence" that David Duncan, the lead auditor on the Enron team, "consulted with any senior Andersen officials outside of Houston about the shredding activity" the week of Oct. 22. It also states that Andersen's document policy, "with its lack of clarity and ambiguities, played a key role in the destruction of Enron-related documents that occurred in the fall of 2001." Among other things, the policy didn't define "threatened litigation."

In the last week of October, the auditors filled at least 26 trunks, which hold about 45 kilograms of paper each, and another 24 boxes, which hold about 22.5 kilograms each. The report also says there was an almost threefold increase in the volume of e-mail deletions that week.

Ms. Thibaut testified that the Enron auditors routinely send trunks of documents over to be shredded, and often were demanding customers. "It was not uncommon to have pressure from Enron," she said referring to the Enron auditors. She added, however, that the amount of paper that came over on Oct. 25 was unusual.

"The assumption was always that they were—that it was a much—it was a very high pressure place to work," she said, adding that "they were so separated from the office that they were just operating in a culture that was different than we understood."

Andersen apparently took care to avoid mistakes on the heavy volume of Enron shredding. To avoid an "oops event," Ms. Thibaut was required to go through every trunk and box of documents destined for the shredder to make sure there were no mistakes; that is, "anything that looked like it was a finalized document." Over the years, she added, "we had several oops. Yes. That's why we began to look through the trunks" as a general practice, she said.

Trunks that had been inspected were marked with a red form that said "shred" in black letters. If it was a box, she would write "shred" on it.

The issue of document shredding is crucial to any Andersen liability in civil suits and to the U.S. government's obstruction-of-justice charge. Last week's indictment alleges that the document shredding at Andersen was a company-wide effort to destroy evidence that it failed to properly audit Enron, which filed for bankruptcy-court protection early this year.

Andersen, saying the shredding was isolated in its Houston office, is fighting the charges, which threaten to bring down the venerable accounting firm. Already, about 50 clients have left Andersen, and it is negotiating deals to sell its overseas operations. Andersen also notes that the shredding "occurred in broad daylight" and that the indictment doesn't say Andersen destroyed any documents related to the Fastow partnerships.

—Jonathan Weil contributed to this article.

ness consultant. "Here was an investor who could help to bring in a healthier banking system in the future, offered a higher price, agreed to drop so many conditions. And still they lost."

The BCA sale put Jakarta in a bind. It needed both to prove its commitment to transparency in the bidding process, and then to award BCA to the suitor best able to rehabilitate the banking sector. But as the bidding unfolded, it became clear that the government couldn't do both. Instead of picking one aim over the other, it tried to go part way in each direction, leaving observers ever more miffed about Jakarta's intentions.

Indonesia nationalized BCA in 1998 after the Asian economic crisis drove it to the brink of bankruptcy. The bank was once the main financial engine of Indonesian

Please Turn to Page A4, Column 1

GROUNDS FOR CHANGE

Airlines Don't Know Beans About Coffee, Says Espresso Addict

* * *

So Mr. Iacobucci Put Fancy Machines In 1st Class; Next, Good Brewed Java

By DANIEL MICHAELS
Staff Reporter of THE WALL STREET JOURNAL

Finding bad airline coffee is easy. Figuring out why it's bad is complicated.

To begin with, the water gets old. When workers service airplanes, they don't drain the water tanks; they top them off. Old water can stay for weeks. Mixing water from different places can produce blends of minerals that only a chemist could love.

The water also doesn't get hot enough. At 30,000 feet, water boils at a lower temperature, so it doesn't extract a bean's full flavor.


Lucio Iacobucci

Even if the coffee tasted reasonably good, you probably wouldn't know. Spending hours in a jetliner dries up saliva and saps as much as 30% of your ability to discern flavor.

Lucio Iacobucci didn't know about any of these problems 10 years ago when he woke up on a flight from Los Angeles to Rome. He just wanted an espresso. "So do I," the stewardess said. That's when he undertook his "personal mission" to create a machine that would make espresso as good on an airplane as it was back home in Ferentino, Italy.

It's been a tough sell. Airlines drop billions of dollars on jetliners, spend millions more on digital entertainment systems and ergonomic seats, and then serve up coffee that can turn a cast-iron stomach.

Airlines say they have been working overtime to brew better coffee, but they urge passengers to be realistic. "People do forget sometimes they are in a plane and not in a restaurant," says Stephen White, head of inflight services at BMI British Midland, Britain's No. 2 carrier.

In his quest to improve coffee, the 32-year-old Mr. Iacobucci had two things going for him. He was a frequent flier who drinks seven espressos a day—including his breakfast of cappuccino with an espresso chaser—so he felt he knew what jet-setters need. His father's business, Iacobucci SpA, produces the carts flight attendants push up and down the aisles, so he had an entree into the aviation supply business.

His nemesis was airline inertia. Few of the 75,000 airline coffeemakers in action globally get regular maintenance. Calcium deposits grow, and old coffee gunks up

Please Turn to Page A4, Column 5

* * *

Taiwan's export orders fell and industrial output dropped in February as the Lunar New Year holiday cut the number of working days. *(Page A3)*

* * *

Carnival's profit exceeded expectations in the first quarter, but revenue declined 10% on soft booking levels following the Sept. 11 terrorist attacks. *(Page A2)*

* * *

A One.Tel co-founder and former co-CEO testified that he was in merger and/or acquisition talks about a month before the company's collapse. *(Page A3)*

* * *

Li & Fung's net fell 10% in 2001, as it took a provision for discontinued operations of its StudioDirect U.S. electronic-commerce venture, cutting its stake to 15% from 57%. *(Page M3)*

* * *

Capital and initiated the largest Singapore-dollar denominated convertible-bond issue, valued at US$207.7 million. It is expected to pave the way for similar deals. *(Page M2)*

* * *

Business confidence soared to a seven-year high in South Korea, with optimism strongest among firms with domestically oriented businesses. *(Page A3)*

* * *

Papua New Guinea backed a merger of Santos's 51%-owned Orogen Minerals and Oil Search Ltd., blocking Santos' bid to grab a stake in a plan to pipe gas to Australia. *(Page M3)*

* * *

Telstra was threatened with legal action by Australia's competition watchdog, which has accused it of anticompetitive conduct in the broadband market. *(Page A3)*

* * *

Hainan Airlines' net fell 39% in 2001 as expenses surged and extraordinary gains shrank. China's No. 4 carrier plans to issue American depositary receipts. *(Page M3)*

* * *

The dollar drifted higher against its major counterparts Thursday in New York, but analysts say the currency may lose some ground. *(Page M7)*

EDITORIAL PAGE

REVIEW & OUTLOOK
Corruption turns hope to despair in China's northeast and a charity.

BLAMING ACCOUNTANTS
Andersen shouldn't be made the sole fall guy for Enron's failure.

THAKSIN'S NEW TOUGH LINE
The Thai premier's coalition partners push him towards authoritarianism.



Page A9

direct foreign aid.

* * *

A Chinese court sentenced a U.S. electrical engineer to five years in prison for obtaining state secrets and paying bribes. Fong Fuming will be deported after serving his sentence. *(Page A3)*

* * *

Singapore authorities are interrogating additional suspects in an alleged al Qaeda-linked terrorist network whose members have been accused of plotting to bomb Western targets. *(Page A3)*

A Jakarta court began hearing a libel suit filed by Abu Bakar Bashir, a Muslim cleric who claims the Singapore government slandered him with accusations that he is a terrorist.

* * *

A Pakistani prosecutor plans to file charges this week against the alleged mastermind of the kidnap-slaying of Wall Street Journal reporter Daniel Pearl. Saeed and others face murder, kidnapping and terrorism charges. *(Page A2)*

* * *

South Korean and U.S forces launched their largest joint military exercise since the 1950s. Pyongyang denounced the operation, and said the action was preparation for an invasion.

* * *

Sri Lanka's ruling coalition won control of 217 of 222 councils in local elections. The vote is considered a referendum on Prime Minister Wickremesinghe's effort to end the nation's 18-year civil war.

* * *

U.S. military medics flew into a Basilan combat zone to treat and evacuate seven Filipino soldiers wounded in an ongoing clash with Muslim extremists. Authorities said the fighting had spread.

* * *

South Korea ordered kindergartens and primary schools closed after an unusually large amount of desert dust from China raised health concerns. Several domestic flights were canceled.

* * *

Saudi Arabia has ordered all charity organizations to inform authorities of their overseas projects to ensure the money isn't going to terrorists.

* * *

Afghanistan celebrated its first Persian New Year since the end of Taliban rule. Interim Prime Minister Karzai, other Afghan leaders and the U.S. envoy attended ceremonies in Mazar-e-Sharif.

* * *

An offshoot of the Red Brigades claimed responsibility for killing an Italian economist on Wednesday. Marco Biagi was working on changes to Italy's labor laws.

* * *

The U.S. blamed the 1999 crash of EgyptAir Flight 990 on the action of its copilot, saying he cut power to the engines. Investigators found no evidence of mechanical failure. *(Page A2)*

By JASON BOOTH
Staff Reporter of THE WALL STREET JOURNAL

Hong Kong conglomerate **Hutchison Whampoa Ltd.** suffered another steep drop in annual profit, with 2001 sales growth limited by the world economic slowdown, and earnings trimmed by large provisions to cover declines in the value of its telecommunications investments. The company was also unable to match the scale of one-time asset sales that inflated profits in previous years.

Hutchison, controlled by tycoon Li Ka-shing, said net profit fell 65% to HK$12.09 billion (US$1.55 billion) in 2001. The company, with investments ranging from telecommunications to ports and retail stores, posted a 71% drop in net income in 2000 from 1999.

The group's total borrowings, meanwhile, increased 17% to HK$146.9 billion last year, exceeding its cash and liquid assets, which stood at HK$145.3 billion.

Despite the earnings drop, the results beat the expectations of most analysts, who had forecast a net profit closer to HK$9.9 billion, according to a survey by Dow Jones Newswires. Sales for the group rose 5% to HK$89 billion.

With operations in 36 countries, Hutchison is perceived as a bellwether of economic conditions around the world. Speaking to reporters, Chairman Li Ka-shing said 2002 might be "another volatile year and perhaps more challenging year than 2001."

Cheung Kong (Holdings) Ltd., which

Please Turn to Page A4, Column 4

Sharp Comedown

The global economic slowdown helped to crimp profits at Hutchison Whampoa; annual net profits in Hong Kong dollars



120
100
80
60
40
20
0
1998
1999
2000
2001

Source: the company

Hong Kong and China partners from both Pricewaterhouse and Andersen plan to meet Friday to work out a transition process. The deal must also meet with regulatory approval, which isn't a certainty, given the dominant position of the two firms.

An employee of Andersen in Shanghai said the combined company would have no trace of the Andersen name, which many believe has been sullied beyond repair by the scandal in the U.S. People involved in the Andersen talks with KPMG also had indicated that they didn't wish to retain the Andersen label in any merged entity.

Until Thursday night, Pricewaterhouse wasn't seen to be much of a player in Asia in the race to win Andersen business. If anyone was close behind KPMG, it was Ernst & Young, which sent senior officials to Singapore to talk to Andersen partners earlier this week.

"This is a surprise to us," said a KPMG spokeswoman in Hong Kong Thursday, there was still no indication that other practices in the region might also be considering separate merger options. However, Mr. Purisima of the Andersen affiliate in the Philippines said he had been courted

Please Turn to Page A4, Column 5

Andersen Partners' Savings Are in Peril

Many Who Didn't Have Enron as a Client Put Huge Sums Into Their Firm

By IANTHE JEANNE DUGAN
And DEVON SPURGEON
Staff Reporters of THE WALL STREET JOURNAL

For Elana Mourtil, winning a partnership at Arthur Andersen was the American dream. Born in Iran, she moved with her mother and two brothers when she was 11 years old to Forest Hills, in the New York City borough of Queens, where they lived on her mother's earnings as a tailor. She put herself through Queens College, and helped her mother pay the mortgage by working in a local supermarket as a cashier and bookkeeper.

Recruited on campus by Andersen, she worked her way up the ladder during the next 14 years. Her climb culminated last September, when Andersen offered her the chance to become a participating partner, part of a coveted circle of senior employees who own equity stakes in the big accounting firm.

Like most equity partners, Ms. Mourtil took out a loan from Andersen to pay the first installment in her mandatory annual investment in the firm. "What could go wrong?" asks the 36-year-old tax consultant. "The company has been here 89 years. When they offer you a chance at partnership, you jump at it. There's no such thing as due diligence."


Elana Mourtil

With her husband in law school, she figured she would pay back the loan with a hefty pay increase that came with the promotion.

"Now," she says, "even if Arthur Andersen doesn't make it, I have to work for years to pay off this loan."

Indicted by the U.S. government for shredding files connected with its work for Enron Corp., Arthur Andersen is in crisis and may not survive. Enron shareholders, blaming Andersen for blessing the company's books for years, are suing for hundreds of millions of dollars, and clients are fleeing.

Federal prosecutors argue that they are punishing a wrongdoer that has admitted to shredding documents. The firm also pledged to stay out of trouble in the wake of another accounting-fraud case involving Waste Management Inc. But often when prosecutors get tough, innocent bystanders, in this case a lot of them, get hurt.

Andersen's travails are a serious blow to all 85,000 of its employees around the world, but they pose an unusual trauma for its 4,700 partners, most of whom had nothing to do with Enron. Like all the Big Five accounting firms, Andersen requires its partners to put money into the firm each year, generally between $50,000 and $250,000, depending on seniority, salary and

Please Turn to Page A4, Column 1

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ISSN 0377-9920
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PUBLISHED BY DOW JONES PUBLISHING CO. (ASIA) INC., TELEPHONE (852) 2573-7121. PRINTED BY DOW JONES PRINTING CO. (ASIA) INC., CENTRAL PLAZA, HONG KONG.

summer his effort had met mostly resistance on Capitol Hill and inside the armed services. But Sept. 11 has shaken up everything, and judging by the 2003 budget Mr. Bush is on his way to fulfilling some of that campaign promise.

ple the Taliban, and won't depose Saddam Hussein, with those domestic bases. Mr. Bush's spending increase of 12% is large, but it will be squandered if it isn't spent on the new technologies that will win the Afghan wars of the future.

BOOKSHELF

A Tale of Two Chinas

"The China Dream"
By Joe Studwell

"Integrating China Into the Global Economy"
By Nicholas Lardy

By Peter Wonacott

About a decade ago, Jack Perkowski left a Wall Street banking career to join a long line of those bewitched by China's business opportunities. Soon, he had joined another long line: those up to their necks in a country filled with deadweight bureaucrats corrupt partners and counterfeiters. His experiences in one of the world's messiest markets led the chief of Asimco—a richly funded U.S. investment firm—to term China the "Vietnam War of American business."

Is China a quagmire for capitalists? The question is especially pertinent today, as hype soars anew amid the nation's entry into the World Trade Organization. Beijing has promised to tear down barriers that have long frustrated foreign executives, but how much will these moves alter a history marked by the endless line of those who come to sell China shirts, yet end up losing them?

The issue of economic opportunity amid momentous change is the subject of two timely but very different books: Joe Studwell's "The China Dream" (Publishers Group West, 256 pages, $27), which will be released in March, and Nicholas Lardy's "Integrating China Into the Global Economy" (Brookings Institution Press, 230 pages, $20), released last December. While Mr. Studwell offers an entertaining tale of Western business woes in China, stretching back through 700 years, Mr. Lardy casts a dry eye on the present to show reformist leaders moving irrevocably in line with the global economy. In the end, it is Mr. Lardy that makes a more compelling argument.

At first, these perspectives are not contradictory. Mr. Lardy begins his book acknowledging the litany of investor disappointments—most fueled by starry-eyed assumptions. He cites Armand Hammer's debacle, a joint venture negotiated through Deng Xiaoping in 1983 to create China's largest open pit coal mine. Mr. Hammer realized too late the dismal profit potential, and after his death in 1990, his company Occidental Petroleum wrote off the $250 million investment.

Mr. Studwell's book catalogues even more of these comic failures. There's American Motors Corporation's first Chinese-made Cherokee jeep that, in 1985, had to be pushed off the assembly line because it couldn't be driven. The launch of a 1991 McDonnell Douglas airplane venture nose dived as the Chinese partner failed to come up with cash.

Such experiences did nothing to prevent foreign investors from ploughing $300 billion into China during the 1990s. A free-lance journalist in Beijing for most of last decade, Mr. Studwell knows well the troubles many multinational companies faced in China, and the lengths to which managers went to rationalize them. He describes a wonderful interview with a chain-smoking General Motors executive who angrily defended a loss-making truck venture as a "success story" for its "intangible benefits."

However, Mr. Studwell reserves his harshest judgement for China's leaders. While Beijing has allowed cosmetic reforms, he accuses the Communist Party of blocking the restructuring of banks and state enterprises to keep an anachronistic brand of socialism in place. The Party's "cocktail of intolerance, corruption and secrecy" dim prospects for a true transformation, he contends. And in a swipe at the country's puffed-up self-image, calls China "a rather limited economy facing probable crisis."

This is well written pessimism. But well founded? It's hard to ignore the tremendous change in China—and how foreign businesses have both produced and profited from it. The country has gone from a simple toy, textile and machine-tool maker to a high-volume technology exporter and the world's biggest telecommunications market. Foreign brands are ubiquitous, from basketball shoes to shampoo to soft drinks. Someone must be making money.

The results seem to be sinking beneath China's topsoil, too. Thanks to overseas investment, China has developed a mobile and increasingly skilled workforce. The Chinese leadership is still authoritarian, yes, but China's entry into the WTO also shows a government encouraging the hallmarks of a market economy: entrepreneurialism and rule of law. Why else would Beijing latch on to such onerous commitments if they didn't align with its own political interests—and those appear to be stability through foreign-investment fueled growth. Mr. Lardy quotes Long Yongtu, China's chief WTO negotiator, to highlight this direction. "Countries with planned economies have never been part of economic globalization," Mr. Long says. "China's economy must become a market economy."

That direction doesn't rule out potential pitfalls and more pratfalls by foreign business. In a typically technical analysis of China's WTO commitments, Mr. Lardy suggests inroads in banking, automobiles and agriculture will be slower than many think. Such reasoning pokes a hole in the hype without suggesting China is a mud-bog for foreign business.

In his previous book, "China's Unfinished Economic Revolution," Mr. Lardy, a scholar at the Brookings Institution, dissected a banking system on the brink of crisis. Here again, he sees the financial system as unprepared for a market economy. But Mr. Lardy points to how overseas investment and competition are forcing the government to make tough decisions, from essentially ceding its auto industry to Chinese-foreign joint ventures to pushing an impoverished agriculture sector to export more cash crops. These reforms are discernible and their impact will be large.

What his rather academic study lacks is the kind of examples Mr. Studwell adeptly provides to flesh out a larger argument. He could even borrow Jack Perkowski, whom Mr. Studwell features, to illustrate the fruits of foreign investment in the Chinese economy. Mr. Perkowski has had his knocks, including repeated clashes with Chinese managers and a failed beer venture. But he's also found ways to turn formerly state-run factories into profitable auto parts exporters.

And nowadays, he rarely faces investment barriers, for local governments need his tax revenue and want a corporate model that grows rather than rusts. "We have been through just about everything and we're still standing," he told me in a recent interview. Sounds like another American business has learned from its "Vietnam."

Mr. Wonacott is a staff reporter of The Wall Street Journal based in Beijing.

By Dick Morris

As the U.S. presidential elections of 1996 loomed, a sense of crisis pervaded the country. America seemed under attack from all directions by terrorists, foreign and domestic. A bomb exploded amid the Summer Olympic Games in Atlanta, Georgia. TWA flight 800 vaporized over the Atlantic and many suspected terror. Hundreds of American soldiers died as a bomb ripped through their barracks in Riyadh, Saudi Arabia. A year before, the federal office building in Oklahoma City was destroyed, killing hundreds more. In 1993, a bomb ripped through the World Trade Center hospitalizing a thousand people and killing six.

At the White House, we held hurried meetings as we watched with worry the growth of terrorism. We polled and speculated about its possible impact on then President Bill Clinton's re-election only a few months later.

Some of the president's staff and his consultants pressed the case for aggressive action to contain terror at home and attack it abroad. But at the center of the storm, Bill Clinton sat with an unusual imperturbability. Even as he fretted about whether to sign the welfare-reform act and brooded about the FBI file, Paula Jones and Whitewater scandals, he seemed curiously uninvolved in the battle against terror.

Advised that his place in history rested on eliminating the U.S. deficit, making welfare reform work, and smashing the international network of terrorists militarily and economically, he remained unusually passive. Around him, his foreign-policy advisers—particularly former trade lawyer Sandy Berger, then serving as deputy national security adviser—seemed to work overtime at opposing tough measures against terror.

When U.S. Senator Alfonse D'Amato pushed through legislation that sought to cripple the Iranian funding of terrorism by mandating U.S. retaliation against foreign or American companies that aided its oil industry, Mr. Berger advised a veto unless the bill were amended to allow the president to waive the sanctions. When the bill passed—with the waiver—Mr. Berger successfully blocked the implementation of sanctions in virtually every case.

When Mr. Clinton was advised to pass a law requiring that driver's licenses for aliens expire when their visas do (so that a routine traffic stop could trigger the deportation process), Deputy Chief of Staff Harold Ickes and White House adviser George Stephanopoulos worked hard to kill the idea. They derided the proposal—which called for the interface of FBI and Immigration and Naturalization Service data about illegal aliens, visa expirations and terrorist watch lists with state motor-vehicle records—as racial profiling and warned that it might alienate Mr. Clinton's political base. Had the idea been adopted, suicide bomber Mohamed Atta would have been subject to deportation when he was stopped for driving without a license, three months before Sept. 11, 2001.

President Clinton refused to adopt proposals that he establish a "president's list" of seemingly charitable groups that were really fund-raising fronts for terrorists, to warn Americans to stay away. Despite evidence from a 1993 FBI wiretap that the Homeland Foundation was raising money for the terrorist group Hamas, Mr. Clinton did not seize its assets, and the group functioned until President Bush closed it down.

Despite staff and consultant recommendations that he require baggage X-ray screening, federalization of air security checkpoints, and restoration of air marshals to commercial flights in the U.S., Mr. Clinton did nothing to implement any of these proposals. Vice President Al Gore also failed to embrace them when his Commission on Air Safety made its recommendations in 1997. It required Sept. 11 to get these common-sense initiatives adopted.

After the February 1993 bombing of the World Trade Center, President Clinton never visited the site and only alluded to it once in his regular Saturday radio address right after the bombing. Visiting New Jersey shortly after the attack, he urged Americans not to "overreact."

After the 1993 bombing—the first attack by foreign terrorists on U.S. soil—Mr. Clinton never met privately with the head of the CIA for the ensuing two years! Because of this lack of presidential focus, the investigation proceeded so slowly that the Clinton Administration did not know of Osama bin Laden's involvement until 1996. As a result, the U.S. turned down Sudan's offer to give us the terrorist mastermind on a silver platter because we said that we lacked evidence on which to hold him.

Even when the Saudis stonewalled our investigation of the Riyadh bombing and handicapped the FBI by beheading those it suspected of involvement without permitting their interrogation, Mr. Clinton never criticized the kingdom publicly or, in my presence, privately.

When advisers proposed an oil embargo against Iran, the president did nothing, despite evidence that the Riyadh bombers had Iranian backing. At the time, Iran's daily oil production of three million barrels could have been offset by an expected increase of 1.5 million barrels in increase production to help fill the shortfall and avoid a price runup.

Republicans deserve their share of the blame as well. After the Oklahoma City attack, President Clinton made an eminently sensible, if somewhat limited, set of recommendations to the GOP-dominated Congress. But, because the Oklahoma City terrorists were right-wing extremists, Republicans looked askance at reasonable ideas like permitting roving wiretaps on terror suspects—subsequently adopted when Mr. Bush proposed it—and attaching tagents to identify the origin of explosives.

The real question, however, is why Mr. Clinton was so tentative in the war on terror. Everything else seemed to come first. He wouldn't toughen immigration enforcement because he feared a backlash from his political base. He waived sanctions against companies doing business with Iran because he worried about European reaction. There was no effort to cut off the flow of money to terror fronts because U.S. Attorney General Janet Reno raised civil libertarian concerns. (Mr. Clinton did freeze the Hamas assets, but since they didn't maintain accounts in their own name, it netted no money.)

Bill Clinton revealed himself as a man of the 20th century while Mr. Bush has understood that Sept. 11, 2001, marked the beginning of a new era. In Bill Clinton's epoch, terror was primarily a criminal-justice problem that must not be allowed to get in the way of the "real" foreign-policy issues—relations with Russia and China and the dynamics of the Western alliance. Indeed, if Mr. Clinton had any personal stamp on foreign policy, it was the subordination of military and security issues to economic concerns.

Terrorists fit into the scheme about the same way drug traffickers did—they were deplored, to be sure, and, where possible, without undue inconvenience or loss of life, even attacked. But they hardly occupied center stage in U.S. foreign policy.

Now, Americans know better.

Mr. Morris, a Fox News political commentator, was an adviser to President Clinton.

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REVIEW & OUTLOOK

Unmighty Europe

Why America's NATO allies matter less and less.

From New York to Munich this week, Europeans griped about American "unilateralism" in the war on terror. We heard it constantly ourselves at the World Economic Forum. In reply, we'd ask U.S. allies to ponder this fact: The $48 billion increase in annual military spending that President Bush proposed Monday is twice the entire German defense budget.

The cries of "unilateralist" were especially pained at last weekend's Wehrkunde conference, the annual confab of global defense ministers in Munich. Many European participants took exception to Deputy U.S. Defense Secretary Paul Wolfowitz's comments that in the wars of the future "there will not be a single coalition but rather different coalitions for different missions." So, many wondered, does NATO still matter?

The answer, alas, is that NATO matters less and less, as the war in Afghanistan has shown. With the exception of the Brits and the Turks, Europeans have been less relevant to waging that war than the Uzbeks and the Kazaks and the Pakistanis. But a main reason is that Europeans themselves don't want to spend what it takes to be relevant. Instead they delegate their security to U.S. aircraft and resources, as they did in Bosnia, all the while griping that the Yanks aren't consulting them enough. Sorry, you can't have it both ways.

We don't mean to single out the Germans. They're actually big spenders compared with other Europeans. With the exception of Britain and France, every European country spends less than 2% of GDP on defense. Compare that with the U.S., where Mr. Bush's proposal for Fiscal Year 2003 would devote 3.5% of its GDP to defense. In simple dollar terms, the U.S. spent twice as much on defense last year as every other NATO member combined.

With the exception of the British, Europe's military forces are antique, often unable to communicate with their American counterparts, much less fight with them. They lack such essentials of modern warfare as smart bombs and stealth aircraft. And don't even think about the Predator and Global Hawk unmanned aircraft that were so successful in seeing targets from the skies of Afghanistan.

Europe has been pledging to modernize its military for more than a decade, but it never seems to happen. The 1999 NATO Defense Capabilities Initiative went nowhere. The European "rapid reaction" force, which was supposed to be operational next year, remains a pipe dream. A military cargo plane planned by eight European nations is having a hard time getting off the drawing board. In short, the capabilities gulf is growing wider.

No less an authority than NATO Secretary-General George Robertson has been making the rounds of capitals warning about Europe's dangerously low spending on defense. "Mighty Europe," he warned in a speech in London last month, "remains a military pygmy." "Unless the Europeans do better militarily in NATO and the EU, their influence in the Euro-Atlantic area and more widely will remain limited."

Mr. Bush's arms-spending increase is easier politically because he has a domestic consensus to fight the war on terrorism. But his budget proposes a tradeoff between domestic and defense spending that European elites don't even bring up with their electorates. Until they do, they lack standing to fret about "unilateral" America.

Rethinking War

The U.S. can get more bang for its buck.

The U.S. may be allocating enough resources to maintaining its military capabilities, but there's still the very important question of how to spend the war budget most efficiently. American politicians in both parties are applauding President Bush's proposed $48 billion increase in military spending to fight the war on terror. But the real test of their support will be whether they go along with the president's specific ideas for transforming the way the Pentagon fights in the future.

Military planners have been bandying the word "transformation" around for years, especially since the defense drawdown of the 1990s. Mr. Bush ran for president on a vaguely defined promise of such military reform, but by last summer his effort had met mostly resistance on Capitol Hill and inside the armed services. But

Military change isn't just about new weapons and advanced technology. It's also about a new way of thinking. As Secretary of Defense Donald Rumsfeld told the Senate Armed Services Committee, if you gave one of King Arthur's knights an M-16 and he used it to bash his opponent on the head, that's not transformation. He has to hide behind a tree and start shooting.

The same applies politically to the U.S. Congress. During the feel-good 1990s, the members used the post-Cold War peace both to divert defense spending for domestic priorities and to fight ever more fiercely for their own defense pork. They've already delayed any new domestic base closings for another two years, costing taxpayers $6 billion a year. The U.S. didn't topple the Taliban, and won't depose Saddam Hussein, with those domestic bases. Mr. Bush's

RAY OF HOPE

Iranians Long for Liberty

George W. Bush's 'axis of evil' speech horrified Western liberals, but it inspired millions of ordinary Iranians.

By S. Rob Sobhani

"President Bush has spoken to our hearts, which yearn for freedom. He will be remembered as another Abraham Lincoln by the freedom-loving people of Iran." These are words of support from within Iran, in reaction to last week's State of the Union address, uttered by an Iranian calling the Voice of America's Persian service. As a guest at the station that night, I witnessed hundreds of calls, faxes and e-mails from inside Iran praising George W. Bush. For the first time since the establishment of the theocracy, a U.S. president had chosen to speak to, and for, Iran's downtrodden.

An outpouring of support from within Iran for Mr. Bush would surprise those who have heard loud criticism of aspects of his address, particularly his attack on the "axis of evil," in which he included the Iranian regime. European officials, having begun to cozy up to the Tehran mullahs, are loath to do a turnaround. Besides, the more sophisticated dislike all this talk of "evil."

But not those who suffer under the mullahs' rule, and know evil when they see it up close. An overwhelming majority of the people of Iran welcomed President Bush's comments. Here was an American president who had separated the nation of Iran from its oppressive government.

Not surprisingly, the regime's reaction has been harsh and crude. The supreme leader, Ayatollah Ali Khamenei, declared "the American government's statements are coming from a person thirsty for human blood." He's not alone, and Iran's "moderate" leaders, much lionized by the likes of Madeleine Albright, are just as rabid in their opposition to the U.S. president. Mohammad Khatami ripped into Mr. Bush by claiming that the State of the Union "statements were bellicose and insulting toward the great people of Iran."

In fact, Mr. Khatami's message was worse in some ways, as it amounted to an attempt to deceive the people of his country, given that Mr. Bush praised the "Iranian people's hope for freedom." But people inside Iran were not swayed by the Khatami lie: "Please President Bush, don't be fooled by such distinctions as 'reformists' and 'hardliners' in the government of Iran, since they are one and the same and part and parcel of the same evil group, opposing peace and spreading hate and terror throughout the world," said one of the messages VOA received.

These reactions point to four fundamental flaws in U.S. and European policy assumptions toward Iran that need to be addressed. The first is that the theocratic regime wants to have diplomatic relations with Washington, and that if the U.S. only tries hard enough it can convince the mullahs to play nice.



DEATH TO AMERICA

Illustration/ W. Bramhall

The very raison d'etre of the regime is to be anti-American and anti-Israel. The moment they established diplomatic relations with the U.S., the mullahs would lose any legitimacy they have with their constituencies. Moreover, were the American flag to be hoisted at an embassy in Tehran tomorrow, young Iranians would line up for miles to obtain U.S. visas. Such an event would be a humiliation to the mullahs. Their goal regarding the U.S. is merely to weaken sanctions against Iran so that American oil companies can pour money back into the country.

The second assumption is that the tussle inside Iran is between the "reformist Khatami" and the "radical conservatives." This is false. Reactions to Mr. Bush's comments confirm that the vast majority of Iranians are looking beyond the whole Islamic regime, of which Mr. Khatami is an obliging server. The honeymoon he enjoyed with Iranians is over. He has not addressed pressing socioeconomic problems and, therefore, has lost almost all of the good will he once enjoyed.

The third assumption is that the Palestinian cause resonates with the Iranian people. Again, not true. Iranians are not Arabs and their whole frame of reference, historical and cultural, is Persian. Moreover, they object to resources being diverted away from Iran to terrorist organizations. Underpaid teachers in Tehran recently took to the streets chanting: "Forget about Palestine, pay attention to us."

The final assumption is that the Iranians are "anti-American." Most Iranians would welcome any constructive dialogue that Washington pursues with members of the Iranian opposition both inside and outside Iran. Within Iran, students, journalists of reformist newspapers, clerics who question the legitimacy of an "Islamic Republic," and women who are at the forefront of defying the ruling theocrats are America's natural allies. Like all oppressed people longing for freedom, Iranians look to America for hope. President Bush's comments reminded them of Ronald Reagan in Berlin demanding that Mikhail Gorbachev "tear down this wall."

The Bush Doctrine on Iran seems simple: The U.S. will be a partner in Iran's quest for freedom. To the rulers of Iran, the most alarming part of President Bush's speech were the words, "while they export terror we will export freedom and liberty." This message, more than any other, irks the clerical establishment because it signals that the U.S. will not wait for the mullahs to change their behavior. Rather, change will be thrust upon them.

The people of Iran heard the president the first time when he said after Sept. 11, "You are either with us or against us." Candlelight vigils sprang up across Iran in open defiance of the regime. Now that Mr. Bush has signaled his awareness of the division between the regime and the Iranian people, for a second time since Sept. 11 the people of Iran have responded positively. Increasingly the voices of change inside Iran are drowning out the mullahs' weekly chants of "Death to America."

Mr. Sobhani, an adjunct professor of politics at Georgetown University, is president of Caspian Energy Consulting.

TERRIFIED

While Clinton Fiddled

Former U.S. President Bill Clinton's record is a story of fecklessness in the face of terror.

By Dick Morris

and terrorist watch lists with state motor-vehicle records—as racial profiling and warned

world-wide production (which proved conservative). In addition, the Saudis repeatedly and publicly indicated their commitment to "price stability," signaling their willingness to increase production to help fill the shortfall and avoid a price runup.

at producing online games, says Mr. Lee. 'No one can touch them — not even Japan.'

...tors, Mr. Lee had a brainstorm. He figured that his Internet game X-tank could easily be altered to capture the drama in Afghanistan. He quickly enlisted the services of Visual Land, the Korean company that designed X-tank, which in turn helped him line up an Arabic translator to handle the "Long Live Osama" graffiti for the battleground billboards. The new product was ready in just weeks. "Korea is No. 1" at producing online games, says Mr. Lee. "No one can touch them — not even Japan."

It wasn't Mr. Lee's first cooperation with the Koreans. His company, Instant Reaction Ent. Co., or Insrea, has been selling Korean products in Taiwan since he founded it in 1985 — everything from movies and music to karaoke machines and scooters for children. The lanky entrepreneur, who wears checked suits and a tradesman's sleeve covers, boasts he has helped give birth to the Korean pop-culture fad that has swept Taiwan recently.

He started the online-game division of Insrea in July to capitalize on the impressive growth of Internet gaming in Taiwan, which has been helped by the rapid rollout of high-speed Internet access. Since most of the games are designed by South Korean companies, Taiwan distributors such as Insrea make thin margins. Good marketing can help, though, as Internet games become more attractive to users when more people are playing — there is better competition and a greater esprit de corps. Mr. Lee and his Korean partners have worked out a formula: "Korea does the research and development," he says. "We do the marketing for Taiwan, Hong Kong and mainland China."

In Mr. Lee's Taipei offices sit the product of his marketing savvy: a full platoon of near-life-sized sales displays featuring Mr. bin Laden, his head in a cross hairs, with the slogan "Who Wants to Play Me" splashed diagonally in bright blood red across his face.

Players pay $1.10 for the new CD-ROM, sold in thousands of 7-Eleven convenience stores around the island. They get 15 hours of online play for free, after which they have to pay about $4.25 for every five hours.

Some might find the whole idea crass, but not the gamers themselves. Mr. Lee himself argues that it is less violent and gory than much of the fare in the video-game world. "Final Battle Afghanistan" was an instant hit in Taiwan, boosting the number of X-tank players to about 55,000 from about 40,000 in early January. Mr. Lee expects to bring in at least $10 million this year from X-tank and its Afghan cousin.

Tying his game's fortunes to Mr. bin Laden's has its risks. As Afghanistan stabilizes and the spotlight moves to other aspects of the war on terror, demand is cooling. Mr. Lee has teamed up with a major Internet portal company in China, and has accelerated plans for a launch this week of the Afghan game in Shanghai, Beijing and Guangzhou. But it is a race against time. "I'm hoping bin Laden can keep hiding for a while," he says.

Even if he doesn't, the entrepreneur, who has twice won awards for best Internet game from Taiwan's Education Ministry, is ready to push ahead with other ventures. One idea: to make a version of X-tank for McDonald's, the fast-food chain, in which characters would do battle around giant Big Macs and french fries.

Many in Asia Expect Slow Recovery

Survey Shows Consumers Are Cautious

By CRIS PRYSTAY
STAFF REPORTER

Will an economic recovery take hold in Asia this year? Most Asians aren't betting on it.

According to a survey of consumer confidence conducted by ACNielsen in December and released to The Asian Wall Street Journal this week, more than 50% of people polled across the region aren't expecting a recovery until the first quarter of 2003. The dour sentiment means that more of them plan to keep their checkbooks locked up for another six months.

That fear is at odds with many regional economists, who believe Asia's economies already have bottomed out and are set for a recovery in the second half of this year. Positive news about reduced inventories and a widely forecast jump in production have forced many economists to revise their growth forecasts upward.

However, that news has yet to filter down to the public. "I think people are being cautious because this is the second time in five years that Asia has taken a downturn and unemployment rates went up," said Arup Raha, chief economist for Asia at UBS Warburg. "But given other indicators out there, there are reasons to be optimistic about the consumer."

Who's Buying?

Percentage of respondents who put off major purchases in last six months of 2001, and those who plan to defer major purchases in the first half of 2002



Australia
Japan
Hong Kong
APAC Region
China
Taiwan
Singapore
South Korea
Last half 2001
First half 2002
0 10 20 30 40 50 60 70%

Source: ACNielsen survey

Tell that to Singapore. The city-state's export-driven economy shrank by 1.2% last year from a buoyant 9.9% growth in 2000, fueling gloom among consumers. According to ACNielsen, 62% of Singaporeans surveyed plan to put off major purchases over the next six months, up from 49% in the preceding six-month period.

That contrasts sharply with South Korea, where more consumers are beginning to think about spending on big-ticket items again. While 65% of consumers in South Korea said they deferred major purchases in the last six months of 2001, only 55% plan to do so in the next six months. Indeed, Consensus Economics forecasts 4% growth for the South Korean economy this year, making it the second-fastest growing economy in the region after China.

Figuring out just when consumer confidence is going to turn is the big bet for many of the region's retailers and manufacturers. Some South Korean companies already have been putting that optimism into their forecasts. "I think consumer spending will start to climb at the third quarter," said Dr. Gi-Seung Kim of the LG Economic Research Institute. The institute, a subsidiary of Korean manufacturer LG Electronics, is predicting 3% growth in consumer demand for the first half of this year, and 4% in the second half.

Indeed, South Korea and China are the only markets where more consumers plan to splurge on big-ticket items in the first half of this year, compared with the last half of 2001.

The relatively buoyant mood in North Asia isn't lost on Singapore Airlines. In China, though, it is increasing its flights to Shanghai over last year's levels and sending larger aircraft on existing flights to Guangzhou. The airline cites "improving travel market conditions for the forthcoming northern spring/summer season."

But move south and the picture changes. The doldrums facing Southeast Asia's leisure travel industry may be here for the long haul. Almost half of

PLEASE TURN TO PAGE 12, COLUMN 2

NETWORKING

Technology, Marketing & Management

MARKETING & MEDIA

Balance of power: German media fear a collapse of Kirch would open the door for Rupert Murdoch's News Corp. to establish dominance in Europe's leading market. [Page 12]

ASIAN MARKETING

BY JASON DEAN

New Web Game Exploits Drama In Afghanistan

TAIPEI – For many people, Osama bin Laden is the face of evil. For James Lee, he's a good way to sell video games.

When much of the world was consumed with finding the alleged terrorist mastermind in the caves of Afghanistan late last year, Mr. Lee saw an opportunity to gain a leg up in Taiwan's fast-growing Internet game market. Marrying South Korean gaming know-how and his own penchant for marketing, he unveiled "Final Battle Afghanistan." Today, thousands of users across Taiwan do battle with each other in colorful 3-D tanks amid a craggy, central Asian battleground studded with bin Laden portraits, bullet-ridden Arabic billboards and the occasional ruins of a demolished Buddhist statue.

Mr. Lee's game is part of a wave of bin Laden imagery that has swept the globe in recent months – although in other places his infamous visage has been used more for political statements than commerce.

In the weeks following Sept. 11, street peddlers in Pakistan sold T-shirts heralding the al Qaeda leader as a hero. Programmers in the U.S. made up joke sites with Internet games such as "Bin Laden Liquors" that let angry patriots take free potshots at the alleged terrorist. Ray Stevens, the quirky U.S. country music songster, has pitched in with the tune "Osama Yo' Mama," a tongue-in-cheek taunt at Mr. bin Laden that will raise money for Sept. 11 victims. Then there's "Burn in Hell Osama!!! Pure Evil Hot Sauce," which sells in the U.S. for $3.98 a bottle.


決戰阿富汗
38
Cover of the 'Final Battle Afghanistan' video game

Several months ago, as the U.S. and its allies pursued al Qaeda and its Taliban protectors, Mr. Lee had a brainstorm. He figured that his

'Korea is No. 1' at producing online

Sun Takes Shine to Storage

Company Plans New Products, but Beating EMC, IBM and Compaq Will Be Tough

Analysts Are Concerned Over Core Server Business

By LEE GOMES
STAFF REPORTER

Is it possible to do something too well for your own good? That seems to have been the case at **Sun Microsystems Inc.**, which became so good at big computers that it forgot about other things.

Wednesday, the Santa Clara, California, company was set to make amends by introducing a slew of new products involving computer storage. While perhaps the dullest part of the high-tech world, computer storage has been among the fastest growing hardware businesses for several years.

The unveiling might be considered Phase Two of Sun's attempt to boost its storage-sales business. It tried to take on EMC Corp. two years ago, but its products weren't competitive, so much so that in August, Sun announced that it would begin carrying the products of **Hitachi** Ltd. of Japan.


Making Room for More Storage
Sun Microsystems is trying again to boost its storage business at a time when its mainstay computer business remains weak
2001 World-Wide Storage Market
EMC 34%
Others 9%
Sun 11%
Sun's Stock Performance
Daily closing prices through Feb. 5
$40
30
20
10
0
2000
'02
Total 2001 sales: $7.05 billion

The Hitachi deal was a bit of crow-eating on the part of Sun, which mocks computer-industry middlemen such as **Compaq Computer Corp.** for reselling products from **Intel Corp.** and **Microsoft Corp.** Sun has taken other steps; for example, last year it gave the storage operation a high-profile Sun executive, Mark Canepa, who, analysts say, has helped give the unit more visibility in the market.

The lingering perception that storage was secondary for Sun didn't do the company any good as suppliers such as EMC became Wall Street superstars during the middle and late 1990s because of their storage business. It also wasn't much help to Sun as corporate computer buyers have, in the past year or so, drastically scaled back their server purchases (Sun's bread and butter), but, owing to their ever-growing mountains of data, continued buying storage products at a robust pace.

Storage currently accounts for 15% of Sun's annual sales, according to Joel Wagonfeld, analyst with Banc of America Securities, compared with 50% for its servers. Anything Sun can do to increase its storage business, and thus diversify its product line, would be welcomed by Wall Street. That is because analysts are increasingly concerned that Sun's core server business is in danger, particularly from inexpensive computers using Intel chips and either the free Linux operating system or Microsoft's Windows software.

One example of what Sun is facing: Larry J. Ellison, chief executive of Oracle Corp., said recently that his own company would soon be using Linux-on-Intel for key corporate computer tasks. Oracle has long been allied with Sun, and Oracle's complex high-end databases were once deemed too important to trust to any computers but Sun's.

Sun's shares have also come under pressure and were trading at 4 p.m. Tuesday at $10.15, down 25 cents and well below the 52-week high of $29.50 on the Nasdaq Stock Market.

"Sun's commitment to storage just wasn't there, and customers knew it," said Tony Prigmore, analyst with Enterprise Storage Group, a Milford, Massachusetts, consulting group. "But this new announcement changes that."

Sun wasn't commenting in advance of the meeting Wednesday in San Francisco. But its announcements are expected to involve a modest amount of storage hardware, as well as a heavy dose of software and service products, both of which are playing an increasingly large role in the storage world.

For the past several years, Sun has been buying storage-related start-ups; John Webster, analyst at Illuminata Inc., a Nashua, New Hampshire, consulting outfit, said that the unveiling is likely to involve a number of existing products that are being repackaged under a single Sun umbrella.

In making its new run at the storage market, Sun must face not only market leader EMC, but also its old nemesis: **International Business Machines Corp.**, as well as Compaq, all three of which had a bigger share of the $7 billion-a-year world-wide server-storage market in 2001 than Sun's 11%, according to Yankee Group.

While the new products may give Sun a more complete storage story, the company has its work cut out for it.

For one, EMC, like Sun, is considered an adept marketer with an aggressive sales force. IBM has been discounting storage products as a way of selling more mainframes, say analysts. And while Compaq is trying to merge with **Hewlett-Packard Co.**, Compaq is considered to have a strong product line aimed at the low end of the corporate storage market.

Sun is expected to pitch its new storage products as being less costly than those from EMC or IBM. Merrill Lynch analyst Steve Milunovich finds that somewhat ironic, since Sun is attacking the new market with some of the come-from-below strategy that its server rivals use against Sun.

Another risk for Sun: that it might attain its goals in storage, only for its victory to end up a Pyrrhic one due to declining prices and profits for storage products. There is the chance, said Yankee Group analyst Jamie Gruener, "that they are scrambling up the mountain just as the mountain is crumbling beneath them."

But while disk-drive storage in the personal-computer world is notoriously a cutthroat commodity business, Mr. Gruener said the sophisticated and expensive software products used in the corporate storage world will likely keep that part of the market from suffering the same fate – at least for the near-term future.



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◇ GREATER CHINA

Taiwan Awards Five 3G Licenses

But Will All the Winners Be Able to Cope With High Operating Costs?

Consolidation of Island's Wireless Industry Is Expected

By CONNIE LING
STAFF REPORTER

After 19 days and 180 rounds of bidding, Taiwan wrapped up an auction for new wireless-communication licenses that is likely to leave the winners so saddled with high operating costs that not all of them may survive.

The auction, the longest ever for so-called third-generation wireless licenses, garnered the government NT$48.90 billion (US$1.39 billion) — or half as much again as the government was originally seeking for the five licenses.

The island's three largest mobile operators, state-owned Chunghwa Telecom Co., Taiwan Cellular Corp. and Far EasTone Telecommunications Co., all secured a license for an average NT$10.2 billion each. Two new entrants, Taiwan PCS Network Inc. and Asia Pacific Broadband Wireless Communications Inc., won the other two. The highest premium for a single license — won by Taiwan PCS — was 83% above the floor price.

Though a far cry from the prices fetched in the U.K. and Germany in 2000, the Taiwan auction was the first competitive auction in Asia, with six bidders vying for five licenses since mid-January. Similar auctions in Singapore and Hong Kong last year were aborted after fewer-than-expected companies applied to bid for the licenses.

Top Dollar

What the winners of Taiwan's 3G auction paid for their licenses, in billions of NT$


■ Final price ■ Original floor price
Yuan-Ze Telecom*
Taiwan PCS Network
Taiwan Cellular
Chunghwa Telecom
Asia Pacific Broadband Wireless Communications
0
5
10
15

Total: NT$48.90 billion

*Unit of Far EasTone Telecommunications

Source: Taiwan's Directorate General of Telecommunications

The challenge for the winners is just beginning, however. The future of 3G technology, which promises fast data access on mobile phones, remains clouded by high infrastructure costs and uncertain financial returns. With five 3G operators for a market of 23 million people, the wireless industry in Taiwan is expected to consolidate owing to competitive pressure and financing issues.

"There will be some pressure within the market to see some consolidation among the 2G and 3G operators," said Thomas Hutchison, a telecom analyst with Nomura Securities in Taipei. In addition to the three large operators that won 3G licenses on Wednesday, the island also has two other existing second-generation network operators: nationwide operator KG Telecommunications Co., and small regional operator Mobital Communications Corp. With the two new 3G entrants, the market will be even more crowded. "Five (3G) licenses are too many for Taiwan," Mr. Hutchison noted, adding that a logical number of operators for the Taiwan market should be around four.

In addition to intense competition in an already developed mobile market, financing for a 3G network also could put pressure on the operators. A 3G network can cost the companies billions of dollars to build. As a result, many analysts and bankers don't expect the five license winners in Taiwan to rush to build the network immediately.

"Just because they have the licenses now doesn't mean they have to shell out for the infrastructure right away," said Greg Mazur, a telecom banker with Salomon Smith Barney. Analysts said they don't expect to see commercial rollout of 3G services in Taiwan before 2003.

Soft Demand Slowed China's GDP Growth To 6% in 4th Quarter

DOW JONES NEWSWIRES

BEIJING — China's economic growth slowed to 6% in the fourth quarter of 2001 as the country started to feel the effects of the slump in global demand, a government think tank said.

"If this trend continues, it will affect the realization of the economic growth targets for 2002," the economic research institute of the State Development Planning Commission said in a report published in the China Securities Journal. China's 10th five-year plan, which covers 2001-2005, calls for 7% growth in gross domestic product each year.

The institute called on policy makers to take several measures to boost domestic demand, including boosting the supply of cash in circulation, cutting interest rates on loans and expanding lending to consumers and small companies.

China's statistics bureau is expected to issue its formal account of fourth-quarter and full-year 2001 growth later in February.

Yageo's Fourth-Quarter Net Fell 94% on Poor Pricing

By Y.H. SUN
DOW JONES NEWSWIRES

TAIPEI — Yageo Corp. said its fourth-quarter net profit sank 94% to NT$74.8 million (US$2.1 million) from NT$1.26 billion a year earlier because of poorer-than-expected product pricing.

The chip-resistor maker reported net earnings a share of three New Taiwan cents in the fourth quarter, down from 68 cents a year earlier and 44 cents in the third quarter. The earnings a share figures were calculated on a fully diluted basis.

Earnings hit bottom in the fourth quarter, said Albert Hsu, investor-relations manager at Yageo. He added that orders in the January-March quarter are already better than in the fourth quarter.

Consolidated revenue for full-year 2001, which includes revenue from Taiwan, China and Europe, totaled NT$17.7 billion, up slightly from NT$17.1 billion in 2000, Yageo said.

Yageo last week reported net earnings for full-year 2001 fell 25% year-to-year to NT$3.42 billion. Yageo had net earnings a share of NT$1.52 last year, compared with NT$2.46 in 2000.

In the fourth quarter, consolidated revenue totaled NT$3.61 billion, down 46% year-to-year, and down 3.8% quarter-to-quarter.

Yageo said lower demand as clients continued to digest their surplus inventory and falling product prices were the primary reasons for the slide in fourth-quarter revenue.

Consolidated operating income hit NT$214 million in the fourth quarter as operating margin fell sharply to 5.9% from 31.5% in the July-September period and from 25.4% in the year-earlier quarter.

Yageo said it expects sales volume for this year to grow 20% or more compared with last year, and revenue and profit will rise each quarter this year.

◇ SOUTHEAST ASIA

BOC to Build New Factory In Thailand

Company Plans to Invest More Than $20 Million

By RICHARD BORSUK
STAFF REPORTER

SINGAPORE — London-based BOC Group PLC, making its first investment in Thailand since the Asian financial crisis, will spend more than US$20 million to build a plant to produce carbon monoxide and hydrogen, the company's managing director for Southeast Asia said.

Colin Isaac, who is based in Singapore, said Wednesday that the industrial gases company plans to break ground Feb. 15 for the plant to be built in Thailand's Map Ta Phut industrial zone, about 175 kilometers southeast of Bangkok.

The investment will be made by BOC's local unit, Thai Industrial Gases Ltd., which has built other gas facilities at Map Ta Phut and elsewhere in Thailand. BOC first entered a joint venture in Thailand 32 years ago and it has "invested quite aggressively" in the country, Mr. Isaac said. TIG, as the company is known, last year obtained approval to be delisted from the Stock Exchange of Thailand after BOC units bought stakes owned by Siam Cement PCL and other Thai concerns.

All of the new plant's carbon monoxide will be supplied to Thai Polycarbonate Co., a subsidiary of Mitsubishi Corp. Polycarbonates are a type of plastic used in making digital video discs, or DVDs, and other products. TIG and Thai Polycarbonate have entered a 15-year sales agreement. The supply of carbon monoxide is expected to begin in the second quarter of 2003.

John Bevan, BOC's chief executive for Asia, said the new Thai plant shows that the company formerly known as British Oxygen Co. remains keen on the region. "We're going to continue to invest in Asia during the downturn," the Singapore-based executive said, adding he expects Asia to be BOC's "biggest source of growth" in future.

At present, Asia accounts for about 20% of BOC's global sales. Operating profit from Asia, in British pounds, declined in both 1997 and 1998, during the regional financial crisis, but increased in 1999 and 2000, according to the company. In addition to increasing its shareholding in TIG, BOC in recent years has raised its stakes in ventures in Indonesia and the Philippines.

"Since 1998, we're recovered quite well. We continue to grow because we continue to invest," Mr. Bevan said. The regional chief also said that he expects customers for BOC's industrial gases to "increasingly invest in Asia" in the next five years.

Philippine Official Faces Political Storm

Senator Accuses Camacho of Misusing Influence

By ALASTAIR MCINDOE
DOW JONES NEWSWIRES

MANILA — Set to return to Manila today from a trip abroad, Jose Isidro Camacho, the Philippines' finance secretary, is flying into a political storm over his future amid allegations that he used his influence to get a government bond issued for a group headed by his sister.

Potentially damaging testimony against Mr. Camacho was made at a Senate hearing Tuesday by a lawmaker reportedly claiming he possesses evidence implicating the finance secretary in irregularities over a 35-billion-peso ($682.9 million) treasury bond issued to finance poverty-alleviation projects.

In a television interview Wednesday, the lawmaker, Sen. John Osmena, said Mr. Camacho is "threatening to resign."

But President Gloria Macapagal Arroyo said Mr. Camacho will stay in her cabinet.

Mr. Camacho, an international banker who ran Deutsche Bank AG's Manila office and was appointed finance secretary last June, couldn't be immediately reached for comment.

Bank of America said the political drama over rumors that Mr. Camacho may resign threatens to unravel at least part of the recent positive sentiment on the Philippine economy.

Indeed, Mr. Camacho's resignation wouldn't be popular with investors. Some view the controversy as a sadly routine fact of political life in the Philippines.

"This is part of a political circus, which isn't uncommon here," said a trader with a local bank, noting that the peso market largely ignored the allegations, which aren't new.

But worries that Mr. Camacho may resign damped the stock market, which fell slightly, or 5.26 points, to 1367.48. "The issue is starting to get hot," said Astro del Castillo, director for Association of Securities Analysts of the Philippines.

Mr. Camacho is well-respected in the financial community and credited with establishing a regime of fiscal rectitude after the lax budget management of the previous administration.

"Camacho has played a key role in the country's good economic performance," said Jose Vistan, AB Capital analyst. "Any changing of the guard would affect investor sentiment."

Mr. Camacho is awaiting confirmation by a commission of House and Senate members of his post as finance secretary.

Under the law, all 21 Cabinet members must be confirmed in their posts. One year into the administration of Ms. Arroyo, Mr. Camacho is among the few remaining Cabinet members whose appointment hasn't been ratified.

Mr. Osmena, an administration senator, is one of at least two lawmakers believed to oppose Mr. Camacho's confirmation.

The other is Sen. Teresita Aquino-Oreta, a supporter of ousted leader Joseph Estrada. She initiated the Senate probe into the alleged irregularities.

Mr. Osmena's testimony to the Senate Finance Committee is embarrassing for Ms. Arroyo, who has made good governance a cornerstone of her administration.

Mr. Camacho is alleged to have set up a meeting around last August between a senior Treasury official and his sister's nongovernment organization, Caucus of Development for NGO Networks, or CODE-NGO, to issue a government bond.

Mr. Camacho has denied allegations of impropriety and said he deliberately recused himself from any dealings in the sale to avoid a possible conflict of interest.

The Bureau of Treasury, which falls under the Finance Department, reiterated that full transparency was exercised in the sale of the zero-coupon 10-year bonds, and slated the allegations as "jaundiced."

"Personally, I find it is in order," said Ms. Arroyo. "The bond sale was done through a competitive bidding."

Delta Electronics Unit Seeks to Reopen Plant

DOW JONES NEWSWIRES

BANGKOK — Delta Electronics (Thailand) PCL said early Wednesday that production at its plant in the Bangkok suburbs might resume that afternoon if the company is granted approval from a special committee set up by the Ministry of Industry.

The partial collapse of a ceiling in one of Delta's factories Friday resulted in the deaths of seven workers and left 34 injured. Delta Thailand is a unit of Delta Electronics Inc. of Taiwan.

Following the accident on Friday, the ministry ordered all of Delta's factories with designs similar to the partially collapsed building to be closed for inspection and reinforcement.

The committee agreed in principle with Delta and certified design engineers on a proposed solution to repair and reinforce the structure of its factories, the company said.

job at that company. Philip Livingston, president of Financial Executives International, a professional group, favors a three- to five-year ban on the so-called revolving door that, for example, placed several Arthur Andersen partners in key financial positions at Enron and vice versa.

"It seems hard for the audit team to maintain their independence if their former bosses are over on the other side," he says. "The worst thing is when you have too many people going from the audit team to the client — folks think about their career path." Mr. Livingston adds that FEI's board has yet to endorse a prohibition.

New Cops on the Beat

As revelations emerge about the breakdown of the auditing process, U.S. lawmakers have begun calling for new independent oversight of auditors. Members on both sides of the aisle have lambasted self-regulation by the accounting industry.

Currently, rule-making and oversight functions are administered by a hodgepodge of mostly industry-sponsored panels. Oversight and discipline nominally have been handled by the Public Oversight Board, with funding from accounting firms. The POB has few weapons in its enforcement arsenal, including a lack of subpoena power and little ability to impose penalties. The American Institute of Certified Public Accountants, the profession's chief lobbying and trade group in the U.S., sets audit standards and runs a much-criticized program that reviews the quality of firms' audit procedures.

Fixing the system almost certainly must be done through both congressional and SEC action. As a starting point, policy makers are debating the merits of a new oversight organization proposed by SEC Chairman Harvey Pitt, formerly a private attorney who has represented each of the Big Five accounting firms and the AICPA.

Conceding that the accounting industry is facing a "crisis of confidence," Mr. Pitt negotiated with the industry a rough agreement to form a new "private-sector" oversight panel. As envisioned, the panel — whose board would be "dominated" by non-CPA members — would have "full power to investigate wrongdoing by accountants and regulate auditors."

Chief among criticisms of Mr. Pitt's plan is that it's a repackaged industry self-regulatory group, funded by fees from public companies and accountants. Critics also believe Mr. Pitt shouldn't leave the job of setting audit standards with the AICPA.

More dramatic changes also are being debated. Rep. Dennis Kucinich, Democrat of Ohio, is drafting legislation that would create a new independent organization that would audit publicly traded companies. The body, operating under SEC authority, would fund itself by charging fees for the audits.

Many lawmakers and accounting experts believe the final answer is a hybrid of Mr. Pitt's plan and others being floated. Former SEC Chairman Arthur Levitt, who led a campaign to clean up accounting fraud and stiffen auditor-independence industry itself, sets standards for the financial statements that investors must rely upon.

If some legislators have their way, the board would be history. This week, two members of the Senate Banking Committee, Democrat Christopher Dodd of Connecticut and Republican Richard Shelby of Alabama, signaled they believe that the task of setting accounting standards should be left to the federal government.

What's wrong with the current standard-setting process? For starters, the public meetings at which rules are discussed usually are sparsely attended. The board and advisory council that oversee it are dominated by members of the accounting industry. When outsiders are present, they tend to be finance executives at corporations that stand to benefit from favorable decisions, or accounting professors whose endowed positions are financed by Big Five accounting firms.

The board has long been criticized for producing rules too complex for most investors to reasonably understand. The board's newest standard on the financial contracts known as derivatives, for instance, is 804 pages. To critics, the board's members have been too slow to address festering problems and too quick to cave in on critical issues when pressured by big corporations and members of Congress acting on their behalf..

Two cases in point: For two decades, the board has been deliberating the issue of when companies should be required to consolidate onto their balance sheets the debt of certain subsidiaries. But amid objections by companies that would have to disclose they carried more debt than they report to their shareholders, the board's members have become endlessly bogged down over crafting a definition for when one company "controls" another.

On the issue of how to account for stock options used to compensate employees, FASB board members long have unsuccessfully pushed for options to be counted as expenses on companies' income statements. As such, they would depress earnings. That explains why many companies opposed the rule, which FASB scrapped under congressional pressure in 1995.

If there's one systemic flaw that colors nearly every aspect of accounting literature nowadays, it's this: Over the past three decades, the standard setters have moved away from establishing broad accounting principles aimed at ensuring that companies' financial statements are fairly presented. Instead, they've moved toward drafting voluminous rules that may shield auditors and companies from legal liability if technically followed in check-box fashion. But taken together, those rules can produce financial statements that present a distorted picture of economic reality.

The FASB's chairman, Edmund Jenkins, says he believes that accounting standards should be left to the private sector and that the board is trying to streamline its procedures. "I think, except for the stock-option issue, we've been successful in resisting pressures," Mr. Jenkins says.

Shedding more light on companies' regulators said companies ... explain how their pro forma results are calculated.

Investors aren't demanding more transparency only from companies. There is also growing demand for greater transparency from auditors — and even the SEC. The commission's files are full of correspondence between companies and SEC accountants that shed light on the aggressiveness and propriety of corporate accounting practices. But the SEC's Freedom of Information Act division is so backlogged and riddled with bureaucracy that requests for information routinely take months to complete, leaving market-moving information stored away in filing cabinets collecting dust.

As for auditors, last year marked the first time that companies were required to disclose the amount of fees they paid their independent accounting firms for nonaudit services. Yet the required descriptions of those services remain vague at best. That leaves the public unable to determine how much a company paid for routine tax work — as opposed to how much it paid the auditor to structure an off-balance-sheet partnership containing billions of dollars of hidden debt.

The major accounting firms, including Arthur Andersen, also are floating an idea under which auditors would issue more detailed opinion letters. Rather than simply giving qualified or unqualified certifications of companies' financial statements, an alternative would be to rank companies on their levels of conservatism or aggressiveness and explain to readers how their clients' approach to accounting affects the companies' financial statements.

Stiffer Discipline

What do the accounting profession's top disciplinary bodies do when an accounting fraud is revealed?

They can't do much — at least not right away. Disciplinary actions generally are left to the American Institute of Certified Public Accountants. The institute's policy is to wait until all pending litigation and government investigations are completed before taking any action. That process can take years. Even the institute — and its former attorney, Mr. Pitt — say the current process isn't effective.

While the AICPA is fairly responsive when it comes to disciplining members convicted of crimes, such as drug offenses, it's far less aggressive at pursuing auditors that helped clients cook their books. That's also been true of U.S. attorneys, who rarely pursue large white-collar crime cases like accounting fraud because of their daunting complexity and the difficulty of proving criminal intent. SEC fines don't pose much of a deterrent now, either. Consider the SEC's $7 million fine against Arthur Andersen last year over its botched audits of Waste Management Inc. In the settled complaint — in which Andersen neither admitted nor denied wrongdoing — the SEC accused the firm of committing financial fraud by certifying financial statements that it knew were false and misleading. The commission's public-relations arm touted the fine as the largest against an accounting firm in U.S. history. But that $7 million was less than 10% of the $79 million that Waste Management paid Andersen in 2000 for audit and other services.

ber of units sold — rose 30.4% year-to-year in 2001, while cars sales rose 4.9%. Its commercial-vehicle sales were up 4.8%.

Top Korean Official Reveals Merger Goal For Seoulbank

By SHIN JUNG-WON
DOW JONES NEWSWIRES

SEOUL — The government may seek to merge **Seoulbank** with two "financially sound" domestic banks, said Financial Supervisory Commission Chairman Lee Keun Young, marking the first time a high-ranking government official has voiced what the market has been expecting for some time.

The government hopes to offset Seoulbank's financial weakness by merging it with healthy banks, Mr. Lee said. But he added that the merger plan hasn't made much progress because of a delay in discussions among strong domestic banks. He didn't name the banks involved.

If the right buyers can't be found, however, the government would try to sell a controlling stake in wholly state-owned Seoulbank to a consortium of local nonbank companies, Mr. Lee said. Two domestic bidders — a consortium led by **Dongbu Group** and another by midsize business group **Dongwon Group** — have submitted preliminary proposals to the government. But the sale to a consortium would have to wait until the government passes a bill to raise the limit on individual bank ownership, Mr. Lee said.

Merging Seoulbank with another troubled Korean bank that has been resuscitated with an infusion of public funds would be the last option, he said. **Chohung Bank**, which is 80% owned by the government after receiving public funds, said last year it wants to merge with Seoulbank. But the government has been cool to the idea because regulators fear merging two such banks wouldn't create much efficiency.

Japanese Regulator Orders Barclays Capital To Boost Its Controls

DOW JONES NEWSWIRES

TOKYO — **Barclays Capital Japan Ltd** has been ordered to strengthen its internal controls and secure strict legal compliance, Japan's Financial Services Agency said, after the brokerage house violated the law on short-selling of stocks.

According to the FSA, the Securities and Exchange Surveillance Commission found the legal violation at Barclays Capital's Tokyo branch and notified the company on Jan. 30.

The commission found that Barclays Capital's Tokyo branch breached regulations by not telling the stock exchange of a number of clients' orders for short-selling transactions during January and November last year, the FSA said. The error was due to a misunderstanding among Barclays' employees, the FSA said.

China Will Restrict Flights Between Three Key Cities

SHANGHAI — China plans to restrict the number of airlines flying between Beijing, Shanghai and Guangzhou, a move that would exclude many carriers from the three most lucrative routes in the country.

Unless headquartered in those cities, regional carriers, already smarting from an industry overhaul that will create three massive airlines, will be barred from flying between the three hubs from this summer, according to state media.

The Civil Aviation Administration of China also plans to ban stopovers at Beijing, Shanghai and Guangzhou from next winter, the official China Daily quoted CAAC chief Liu Jianfeng as saying. *(Reuters)*

TPI Backers to Vote on Debt Plan

BANGKOK — **Thai Petrochemical Industry PCL** said its creditors will vote Friday to amend the company's debt-restructuring plan after they decided not to take legal action against the company following its recent debt default. The default resulted from failure to raise the amount from the sale of noncore assets as required in the plan. Effective Planners Ltd., the company's court-appointed administrator, said it expects the creditors to agree to extend the deadline for the sale of assets and the required payment to Dec. 31, 2002, as it has requested. *(Dow Jones)*

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Indonesian Debt-Repayment Plan Turns Up Heat on Megawati

to pay up has exasperated some Indonesians. "There is obviously clear, clear evidence that there is bad will on the part of the debtors. The government should enforce these agreements," demands Mar'ie Muhammad, a former finance minister and the chairman of IBRA's Oversight Committee, an independent body set up to provide public feedback on the agency's activities.

Mr. Mar'ie concedes, however, that legal action against influential corporate debtors could be difficult given Indonesia's weak judiciary, which is often accused of falling prey to corruption and intimidation.

A visiting team of officials from the International Monetary Fund is also discussing the issue with the government as part of the IMF's regular reviews of a $5 billion financial-aid package for Jakarta. But the IMF hasn't taken a public stand on new IBRA debt plan.

Khorun Nisa, a lawyer for Mr. Hasan, denies that his client has shown bad faith in his relations with IBRA, noting that the agency has set up a holding company to manage about one trillion rupiah in assets Mr. Hasan pledged against his debt. Mr. Syamsul has been overseas since April, after he was detained for a day by Indonesian investigators who questioned him as a "suspect" in a case of alleged graft. Mr. Syamsul hasn't been charged with any wrongdoing. His Jakarta lawyer didn't return a call seeking comment on his debts to IBRA.

The debt issue has also focused Indonesian media attention on the close relationship between Ms. Megawati's businessman husband, Taufik Kiemas, and some of the big debtors. In response, IBRA chief Mr. Putu publicly denied earlier this month that the agency's new debt-repayment proposal had been suggested by Mr. Taufik himself.

Mr. Taufik has acknowledged that he is a friend of some indebted tycoons, including Mr. Syamsul and Marimutu Sinivasan, the president-director of **Texmaco Group**, IBRA's single-biggest corporate debtor.

But Mr. Taufik has insisted in remarks to Indonesian reporters that he had nothing to do with the new IBRA plan. He has said he has urged his friends to repay the money they owe as soon as possible. (Mr. Taufik didn't respond to an interview request for this article.)

Rin Hindryati contributed to this article.

◈ NORTH ASIA

Hynix, Samsung Raise Prices

Memory-Chip Makers Charge $4 on Average as Recovery Gains Steam

Analysts Warn of a Pullback

By SUH HAE SUNG
DOW JONES NEWSWIRES

SEOUL — Two of the world's largest memory-chip makers have again raised the prices they charge their biggest customers, a sign that the recovery in the battered sector is gathering pace.

Hynix Semiconductor Inc., the world's third-largest maker of dynamic random access memory chips, has raised 128-megabit chip prices for large clients by 20% to 25% to $4 on average, company spokeswoman Kang In Young said.

Getting Closer

Infineon Technologies confirmed that it has sent a team of negotiators to South Korea to discuss a possible partnership with Hynix.

Page 5

Industry officials said the world's largest DRAM producer, **Samsung Electronics** Co., boosted contract prices on 128 MB chips to an average of $4 earlier this month. The company said it doesn't comment on contract prices.

Separately, Taiwanese DRAM maker **Mosel Vitelic** Inc. said it expects 128 MB chip prices to rise to around $4.50 to $5 in the second half of 2002.

A price around $4 a chip is enough to cover production costs at many makers. Michael Min, a technology analyst at Korea Investment Trust Management & Securities, said in a report it costs Samsung Electronics slightly more than $3 and Hynix close to $4 to produce a 128 MB chip. Memory-chip makers world-wide had huge losses last year because chip prices stayed 30% below production costs for most of the second half.

Spot DRAM prices have surged since November on the back of tightened supply after production cuts and an increase in the average memory capacity installed in personal computers. Spot prices for 128 MB DRAM chips ranged between $3.40 and $4 Wednesday, according to online clearinghouse DRAMeXchange.com. That compares to around 90 cents in November.

Still, some analysts warned that prices may come down again in coming months. "Currently, we are running a scenario in which the price is likely to fall in the second quarter of this year," said Chris Hsieh, semiconductor analyst at ING Baring Securities in Taiwan. Prices may drop as memory-chip makers are raising output again, while PC demand is usually seasonally weaker in the second quarter, he said.

Samsung and Hynix have been raising contract prices since late December in line with the rise in spot prices. Both have said they have few chips left to sell on the spot market and supply entirely to contract clients. "Our clients are 100% contract-based," said a Samsung Electronics official.

Industry officials said Samsung Electronics has been making a profit from its chips since mid-January. Before the hike, Samsung sold its chips at $3.60 to $3.80 to contract buyers.

The price hikes are also benefiting smaller makers, such as Taiwan's **Nanya Technology** Corp. The company swung to an operating profit for the month of January, said Charles Kau, executive vice president at Nanya, said. Mr. Kau said Nanya now sells more of its output directly to major PC makers, as contract pricing is higher than on the spot market.

Mr. Min expects Hynix to return to a profit in February and record an operating profit of 90 billion won ($68.6 million) in the first quarter. He predicts Samsung Electronics will post an operating profit of 220 billion won in the memory sector after incurring losses for the past two quarters.

Analysts said the chip business recovery will likely affect the industry's consolidation. Currently, Hynix is in alliance talks with Micron Technology Inc. and Infineon Technologies AG.

Staff reporter Terho Uimonen contributed to this article.

Hyundai Motor Posted 75% Rise In 2001 Net Profit

Company Is Helped by Jump In High-Margin Product Sales

By ROGER YU
And JEONGJIN LIM
DOW JONES NEWSWIRES

SEOUL — **Hyundai Motor Co.** of South Korea said its 2001 net profit rose 75% to 1.17 trillion won ($891.9 million) as its sales of high-margin products — large cars and sport utility vehicles — increased last year.

Sales for the car maker rose 24% to 22.51 trillion won.

In Seoul trading Wednesday, shares of Hyundai Motor rose 3.1%, or 900 won, to 29,950 won on the slightly better-than-expected earnings.

The car maker also benefited from the weaker won, which lowered its prices abroad and helped pad the bottom line. Moreover, the feverish Korean consumer demand for new cars and weaker domestic competition — made possible by **Daewoo Motor Co.**'s bankruptcy filing in November of 2000 — helped Hyundai Motor retain its market lead in the country.

The Hyundai Motor brand — long derided abroad for cheap and unreliable cars — also seems to be on the mend as its SUVs and medium to large cars credibly battle other exports in overseas markets, analysts say.

The reduced competition and increased sales are also allowing the company to reduce its marketing costs and capital investments, thereby returning a healthier net profit, said Chang Choong Lynn, an auto-industry analyst at Daewoo Securities. "That also has allowed Hyundai Motor to lower its outstanding debt," he said. "Its 2001 earnings prove Hyundai Motor has become a near oligopolist now."

Hyundai Motor's total assets as of end-2001 rose 9.3% from the previous year to 19.633 trillion won. Total cash and securities holdings reached 2.914 trillion won, more than double from 1.193 trillion won. Total assets include total cash and securities holdings.

The car maker's liabilities as of end-2001 were 10.535 trillion won, compared with 10.345 trillion won the previous year year. Total debt increased to 4.938 trillion won from 4.878 trillion won. Its debt-to-equity ratio fell to 115.8%, from 135.7%.

In 2001, Hyundai Motor sold 1.584 million units, up 4.7% from the previous year. The car maker sold 734,313 units in South Korea, while it exported 850,175.

Its sales from exports climbed 34% to 10.4 trillion won in 2001 from the previous year. Its sales in Korea rose 16% to 12.1 trillion won.

In particular, the sales of its pricier models, such as SUVs and large-size cars, were brisk. In early January, the company said its SUV sales — in terms of the number of units sold — rose 30.4% year-to-year

Australia Holds Rates Steady And Might Not Change Soon

Central Bank May Wait for Clearer Global Gains

By CLYDE RUSSELL
DOW JONES NEWSWIRES

SYDNEY — Australia's Reserve Bank kept interest rates steady and is likely to remain on hold for the foreseeable future as the global economy recovers.

The central bank met market expectations by keeping its key rate at 4.25% at Tuesday's meeting of its policy-making board.

The focus now shifts to Monday's quarterly statement on monetary policy, which will provide the Reserve Bank's assessment of both international and domestic economic conditions and the outlook for coming months.

Economists expect the central bank to be more upbeat on the international economic recovery, more sober on the domestic economy given the fading housing boom, and slightly concerned about the outlook for inflation.

Inflation has emerged as a worry given that fourth-quarter consumer prices rose an annualized 3.1%, above the central bank's 2% to 3% target range.

Nonetheless, economists expect the central bank to retain a modest easing bias given the risks to the global recovery and the domestic economy. They also expect the central bank to signal a shift to a more neutral monetary policy later this year.

Tony Pearson, National Australia Bank's global head of market economics, said the Australian economy remains "fairly robust."

Mr. Pearson said Australia's growth is proceeding at "an adequate pace," while signs from the U.S. indicate that its economy is near a bottom. He added that a tighter monetary policy is unlikely before the third quarter.

"We believe there is still a significant amount of uncertainty about the strength of the economy over the next 12 months," Mr. Pearson said.

"We suspect that the Reserve Bank won't move to tighten policy until it is a lot more assured of the global outlook, because they are going to want to see a boost to growth from net exports," he said.

Anthony Thompson, senior economist at HSBC Australia, said he expects the central bank to be cautious because it doesn't want to damage sentiment by pointing to monetary tightening.

Monica Fan, senior economist at RBC Capital Markets, expects the central bank to be more upbeat on the international economy than in its previous statement in November. However, the domestic outlook is less certain given the "double whammy of slower dwelling investment leading to lower household spending," she said.

Strike at Qantas Has Cost Airline More Than $500,000

Carrier Unveils Plans to End Service to India

AN ASIAN WALL STREET JOURNAL ROUNDUP

SYDNEY — **Qantas Airways** said that last week's strikes by its maintenance workers following a dispute about overtime had cost the carrier more than A$1 million (US$510,000).

Also Wednesday, Australia's biggest airline said it will withdraw all services to India beginning March 31 following a review of its international operations. "The decision to withdraw services to India follows the reduction of flights to Rome, Johannesburg, Bangkok, Manila and Buenos Aires," said Qantas Chief Financial Officer Peter Gregg.

With the authorization of Australia's industrial relations court, maintenance employees in November banned union members from working extra hours to protest the airline's attempt to temporarily freeze wages. The dispute escalated last week when Qantas refused to pay hundreds of employees who said they wouldn't work overtime.

"We've lost a number of production days off aircraft and engines . . . it's probably A$1 million or so involved at this point in time," said David Forsyth, executive general manager of aircraft operations.

Qantas and workers unions headed back to the Australian Industrial Relations Commission Wednesday to negotiate over the proposed wage freeze.

Mr. Forsyth said the airline wants to win back the trust of its workers but couldn't negotiate while bans remained in place.

Briefs

China Will Restrict Flights

CONTINUED FROM FIRST PAGE

Accounting Faces Calls for Change

chimed in with statements that they also now believe that some kinds of consulting projects don't mix with auditing.

Auditors already are prohibited by the U.S. Securities and Exchange Commission from providing certain consulting services, but loopholes remain. They soon could be closed by Congress. The American Institute of Certified Public Accountants has said it won't oppose legislation that adds a ban on auditors performing internal-audit work or technology consulting for their clients, two of the biggest hot-button issues.

But some say the prohibition doesn't go far enough. Mr. Briloff, for example, wants auditors not to perform any consulting work for anybody. "I want them to be the priesthood," he says.

Some critics also would like to bar an outside accountant who audits a company's books from later taking a top finance job at that company. Philip Livingston, president of Financial Executives Interna- sight body's management and funding to be "totally independent of the industry." Former SEC Chief Accountant Lynn Turner believes a new oversight group should be modeled after the National Transportation Safety Board. The advantages for investors would be that, as the NTSB does with airplane crashes, the new accounting group would communicate with the public, promptly and thoroughly preparing reports on audit failures.

To have teeth, the disciplinary panel must have subpoena power. How a new panel will be funded will be hotly debated. Federal funding seems unlikely.

Reforming the Rule-Makers

To some critics, the road to reform passes through a corporate campus in Connecticut. There, the Financial Accounting Standards Board, a private-sector body that's funded largely by the accounting industry itself, sets standards for the financial statements that investors must future problems, say advocates of greater corporate disclosure.

Regulators already have warned companies they need to more completely disclose key details in financial statements filed with the SEC. For instance, they're pushing for more detail on transactions between companies and their affiliates or executives.

They also want to force more disclosure in media releases. A growing number present their earnings on a "pro forma" basis, "as if" certain expenses didn't exist. Pro forma earnings can be misleading, because the exclusions typically are considered normal business expenses under generally accepted accounting principles.

Long reluctant to tackle the problem for fear of running afoul of First Amendment protections for free speech, the SEC finally spoke up in December. It warned companies that they could face civil-fraud lawsuits for touting misleading numbers; the regulators said companies must fully explain how their pro forma results are